Filed Pursuant to General Instruction II.L of Form F-10;

File No. 333-255264

Information contained herein is subject to completion or amendment. This preliminary prospectus supplement, together with the accompanying amended and restated short form base shelf prospectus dated May 25, 2021 (amending and restating the short form base shelf prospectus dated May 7, 2021) to which it relates, shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

New Issue	August 19, 2021

PRELIMINARY PROSPECTUS SUPPLEMENT

TO THE AMENDED AND RESTATED SHORT FORM BASE SHELF PROSPECTUS

DATED MAY 25, 2021

(amending and restating the short form base shelf prospectus dated May 7, 2021)

HEXO CORP.

US$•

• UNITS

This prospectus supplement (this “Prospectus Supplement”), together with the accompanying amended and restated short form base shelf prospectus dated May 25, 2021 (amending and restating the short form base shelf prospectus dated May 7, 2021) (the “Shelf Prospectus”), qualifies the distribution (the “Offering”) of • units (the “Units”) of HEXO Corp. (the “Company” or “HEXO”) at a price of US$• per Unit (the “Offering Price”). Each Unit will consist of one common share in the capital of the Company (a “Unit Share”) and one-half of one common share purchase warrant of the Company (a whole warrant, a “Warrant”). Each Warrant will entitle the holder thereof to acquire one common share in the capital of the Company (each, a “Warrant Share”) at an exercise price of US$• per Warrant Share, until 5:00 p.m. (Eastern time) on the date that is five years following the Closing Date (as defined herein), subject to adjustment in certain customary events. The Warrants will be governed by a warrant indenture (the “Warrant Indenture”) to be entered into on the Closing Date between the Company and TSX Trust Company, as warrant agent. The Units will not be posted or listed for trading on any recognized securities exchange or other trading system, and will separate into Unit Shares and Warrants immediately upon issuance. This Prospectus Supplement, together with the Shelf Prospectus, also qualifies the distribution of the Warrant Shares issuable upon exercise of the Warrants.

The Units are being issued pursuant to an underwriting agreement dated August •, 2021 (the “Underwriting Agreement”) between the Company and A.G.P./Alliance Global Partners and Cantor Fitzgerald Canada Corporation (the “Underwriters”). The Units will be offered in the United States, Canada and elsewhere through the Underwriters either directly or through the Underwriters’ respective broker-dealer affiliates or agents. A.G.P./Alliance Global Partners is not registered to sell securities in any Canadian jurisdiction and, accordingly, will only sell Units outside of Canada.

The outstanding common shares of the Company (the “Common Shares”) are listed for trading on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”) under the trading symbol “HEXO”. On August 18, 2021, being the last trading day on the TSX prior to the announcement of the Offering, the closing prices of the Common Shares on the TSX and the NYSE were $4.29 and US$3.40, respectively.

The Company has applied to the TSX to list the Unit Shares and the Warrant Shares on the TSX. Listing is subject to the approval of the TSX in accordance with its applicable listing requirements and will be subject to the Company fulfilling all of the listing requirements of the TSX. The Company has not applied to list the Unit Shares and the Warrant Shares on the NYSE as it is in the process of changing its U.S. stock exchange listing from the NYSE to the Nasdaq Capital Market (the “Nasdaq”). While this transfer remains subject to the approval of the Nasdaq, the Company expects the transfer to occur effective on or about August 24, 2021, with the last day of trading of the Common Shares expected on NYSE to be on or about August 23, 2021. The Common Shares will continue to trade under the symbol “HEXO” on the Nasdaq. The Company’s application for listing on the Nasdaq will include listing the Unit Shares and the Warrant Shares on the Nasdaq. Listing will be subject to the approval of the Nasdaq in accordance with its applicable listing requirements and will be subject to the Company fulfilling all of the listing requirements of the Nasdaq.

The Company does not intend to apply to list the Warrants on the TSX, the NYSE, the Nasdaq or any other securities exchange or other trading system. There is currently no market through which the Warrants may be sold and purchasers may not be able to resell Warrants purchased under this Prospectus Supplement. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Warrants and the extent of issuer regulation. See “Risk Factors”.

Price: US$• per Unit

	Price to the Public(1)		Underwriters’ Fee(2)		Net Proceeds to the Company(3)
Per Unit	US$	•	US$	•	US$	•
Total Offering(4)	US$	•	US$	•	US$	•

(1)	The Offering Price was determined by arm’s length negotiation between the Company and the Underwriters, with reference to the prevailing market price of the Common Shares.
(2)

The Company has agreed to pay the Underwriters a fee (the “Underwriters’ Fee”) equal to 4.5% of the gross proceeds from the Offering. (including any gross proceeds resulting from the exercise of the Over-Allotment Option (as defined below)). The Underwriters’ Fee is payable in cash in respect of an amount equal to 4.0% of the gross proceeds from the Offering (including any gross proceeds resulting from the exercise of the Over-Allotment Option) and in Common Shares to be issued at a price equal to the Offering Price in respect of an amount equal to 0.5% of the gross proceeds from the Offering (including any gross proceeds resulting from the exercise of the Over-Allotment Option) (the “Underwriters’ Shares”). The Company has also agreed to reimburse the Underwriters for certain expenses. See “Plan of Distribution” for additional information regarding the Underwriters’ Fee and the Underwriters’ Shares. This Prospectus Supplement, together with the Shelf Prospectus, qualifies the distribution of the Underwriters’ Shares to the Underwriters.

(3)

After deducting the portion of the Underwriters’ Fee payable in cash, but before deducting the expenses of the Offering (estimated to be approximately US$500,000), which will be paid from the proceeds of the Offering.

(4)

The Company has granted the Underwriters an over-allotment option (the “Over-Allotment Option”), exercisable in whole or in part, at any time and from time to time, at the sole discretion of the Underwriters, for a period of 30 days from the Closing Date, to purchase up to an additional amount of Units equal to 15% of the Units sold pursuant to the Offering, being • Units (the “Additional Units”) at the Offering Price, to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the total “Price to the Public”, “Underwriters’ Fee” payable in cash and “Net Proceeds to the Company” will be US$•, US$• and US$•, respectively. This Prospectus Supplement, together with the Shelf Prospectus, qualifies the grant of the Over-Allotment Option and the additional Unit Shares (the “Additional Shares”) and additional Warrants (the “Additional Warrants” and together with the Additional Shares, the “Additional Securities”) issuable upon exercise of the Over-Allotment Option, as well as the Warrant Shares issuable upon exercise of any Additional Warrants. A purchaser who acquires Additional Securities issuable on the exercise of the Over-Allotment Option acquires such Additional Securities under this Prospectus Supplement regardless of whether the over-allotment position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. See “Plan of Distribution”.

ii

There is no minimum amount of funds that must be raised under the Offering. This means that the Company could complete the Offering after raising only a small proportion of the Offering amount set out above.

The following table sets out information relating to the Over-Allotment Option:

Underwriters’ Position	Maximum Size or Number of Additional Securities Available	Exercise Period	Exercise Price
Over-Allotment Option	• Additional Units	30 days from the Closing Date	US$• per Additional Unit

Unless the context otherwise requires, when used herein, all references to the “Offering”, “Units”, “Unit Shares” and “Warrants” include the Additional Units, Additional Shares and Additional Warrants issuable upon exercise of the Over-Allotment Option.

An investment in the Units bears certain risks. See “Risk Factors” in this Prospectus Supplement and the Shelf Prospectus.

The Underwriters conditionally offer the Units for sale, subject to prior sale, if as and when issued, and accepted by the Underwriters, in accordance with the terms and conditions contained in the Underwriting Agreement described under “Plan of Distribution” and subject to the approval of certain legal matters on behalf of HEXO by DLA Piper (Canada) LLP, with respect to Canadian legal matters, and by DLA Piper (US) LLP, with respect to U.S. legal matters, and on behalf of the Underwriters by Tingle Merrett LLP, with respect to Canadian legal matters, and by Manatt, Phelps & Phillips, LLP, with respect to U.S. legal matters.

Subscriptions for the Units will be received subject to rejection or allotment, in whole or in part, and the Underwriters reserve the right to close the subscription books at any time without notice. Closing of the Offering (the “Closing”) is expected to take place on or about August •, 2021, or such other date as may be agreed upon by the Company and the Underwriters, provided that the Units are to be taken up by the Underwriters on or before the date that is not later than forty-two (42) days after the date of this Prospectus Supplement. See “Plan of Distribution”.

In connection with the Offering, subject to applicable laws, the Underwriters may over-allot or effect transactions that are intended to stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

The Unit Shares and Warrants comprising the Units will be deposited on the Closing Date with CDS Clearing and Depository Services Inc. (“CDS”) or its nominee or The Depository Trust Company (“DTC”) or its nominee, in either case, in electronic form, except in certain circumstances. In such case, a purchaser of Units will receive only a customer confirmation from the Underwriter or registered dealer from or through whom the Units are purchased and who is a CDS or DTC depository service participant (a “Participant”). In certain circumstances as directed by the Underwriters, Unit Shares and/or Warrants comprising Units may be delivered in registered book-entry form with TSX Trust Company, the Company’s transfer agent for the Common Shares and warrant agent for the Warrants, under the Direct Registration System (the “DRS”) offered by the DTC. In such case, a purchaser of Units will receive only a DRS Advice statement in respect of their Unit Shares and/or Warrants. See “Plan of Distribution”.

Investors should rely only on current information contained in or incorporated by reference into this Prospectus Supplement and the Shelf Prospectus as such information is accurate only as of the date of the applicable document. We have not authorized anyone to provide investors with different information. Information contained on our website shall not be deemed to be a part of this Prospectus Supplement or incorporated by reference herein or in the Shelf Prospectus and should not be relied upon by prospective investors for the purpose of determining whether to invest in the securities. We will not make an offer of these securities in any jurisdiction where such offer or sale is not permitted. Investors should not assume that the information contained in this Prospectus Supplement is accurate as of any date other than the date on the face page of this Prospectus Supplement or the date of any documents incorporated by reference herein.

iii

This Offering is being made by a Canadian issuer that is permitted, under a multi-jurisdictional disclosure system adopted by Canada and the United States (the “MJDS”), to prepare this Prospectus Supplement and the Shelf Prospectus in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards, as adopted by the International Accounting Standards Board and amended from time to time (“IFRS”) and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in Canada and the United States. Such consequences may not be described fully in this Prospectus Supplement or the Shelf Prospectus. Investors should read the tax discussion in this Prospectus Supplement and consult their own tax advisors with respect to their own particular circumstances. See “Certain Canadian Federal Income Tax Considerations”, “Certain U.S. Federal Income Tax Considerations” and “Risk Factors”.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that HEXO is incorporated under the laws of the Province of Ontario, Canada, that all of the Company’s officers and directors and some of the Underwriters and experts named in this Prospectus Supplement are residents of a country other than the United States and that a substantial portion of the Company’s assets and the assets of those officers, directors, Underwriters and experts are located outside of the United States.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE OR CANADIAN SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THE SECURITIES, PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT AND THE SHELF PROSPECTUS OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT AND THE SHELF PROSPECTUS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Company’s head office and registered office are located at 3000 Solandt Road, Ottawa, Ontario, K2K 2X2.

iv

PROSPECTUS SUPPLEMENT

SHELF PROSPECTUS

NOTICE TO READER

This document consists of two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and adds to and supplements information contained in the Shelf Prospectus and the documents incorporated by reference therein. The second part is the Shelf Prospectus, which gives more general information, some of which may not apply to the Offering. This Prospectus Supplement is deemed to be incorporated by reference in the Shelf Prospectus solely for the purpose of the Offering.

You should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the Shelf Prospectus and on the other information included in the Registration Statement (as defined below) of which this Prospectus Supplement and the Shelf Prospectus form a part. We have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. The information contained in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein is accurate only as of the respective dates of those documents, and you should not assume otherwise. Our business, financial condition, results of operations and prospects may have changed since those dates.

Market data and certain industry forecasts used in this Prospectus Supplement and the Shelf Prospectus and the documents incorporated by reference in this Prospectus Supplement and the Shelf Prospectus were obtained from market research, publicly available information and industry publications. Statements as to the cannabis industry, our market position and our general expectations concerning the cannabis industry are based on market data currently available to us. We believe that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. We have not independently verified such information, nor have we ascertained the validity or accuracy of the underlying economic assumptions relied upon therein, and we do not make any representation as to the accuracy of such information. While we are not aware of any misstatements regarding the industry data presented herein and in the Shelf Prospectus, our estimates involve risks and uncertainties and are subject to change based on various factors. Similarly, management believes that its internal research is reliable, even though such research has not been verified by any independent sources.

In this Prospectus Supplement and the Shelf Prospectus, and in the documents incorporated by reference herein and therein, unless otherwise indicated, all dollar amounts and references to “$” or “C$” are to the lawful currency of Canada and references to “US$” or “U.S. dollars” are to the lawful currency of the United States. This Prospectus Supplement and the Shelf Prospectus and the documents incorporated by reference herein and therein may contain translations of some Canadian dollar amounts into U.S. dollars solely for your convenience. See “Currency Presentation and Exchange Rate Information”.

Unless otherwise noted or the context indicates otherwise, in this Prospectus Supplement and the Shelf Prospectus, the “Company”, “HEXO”, “we”, “us” and “our” refer to HEXO Corp. and its wholly-owned subsidiaries, and the terms “cannabis”, “CBD”, “client”, “licence” and “THC” have the meanings given to such terms in the Cannabis Act (Canada) (the “Cannabis Act”) and the Cannabis Regulations made under the Cannabis Act.

This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with the Offering. The Company does not undertake to update the information contained or incorporated by reference herein or in the Shelf Prospectus, except as required by applicable securities laws. Information contained on, or otherwise accessed through, the Company’s website shall not be deemed to be a part of this Prospectus Supplement or the Shelf Prospectus and such information is not incorporated by reference herein or therein.

MARKETING MATERIALS

Any “template” version of any “marketing materials” (as such terms are defined under applicable Canadian securities laws) that are prepared in connection with the Offering are not part of this Prospectus Supplement and the Shelf Prospectus to the extent that the contents of the template version of the marketing materials have been modified or superseded by a statement contained in this Prospectus Supplement or the Shelf Prospectus. Any template version of any marketing materials that has been, or will be, filed on SEDAR (www.sedar.com) or with the SEC (www.sec.gov)

in connection with the Offering after the date of this Prospectus Supplement and before the termination of the distribution under the Offering (including any amendments to, or an amended version of, any template version of any marketing materials) is deemed to be incorporated by reference into this Prospectus Supplement and the Shelf Prospectus solely for the purposes of the Offering.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein contain certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) which are based upon the Company’s current internal expectations, estimates, projections, assumptions and beliefs. Such statements can often, but not always, be identified by the use of forward-looking terminology such as “expect,” “believe”, “plan”, “project”, “assume”, “likely”, “may,” “will,” “should,” “intend,” or “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. No assurance can be given that the expectations in any forward-looking statement will prove to be correct and, as such, the forward-looking statements included in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein should not be unduly relied upon. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, or other statements that are not statements of fact. Such forward-looking statements are made as of the date of this Prospectus Supplement, or in the case of the Shelf Prospectus or documents incorporated by reference herein or therein, as of the date of the Shelf Prospectus or each such document. Forward-looking statements in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein include, but are not limited to, statements with respect to:

•	the competitive and business strategies of the Company;

•

the intention to grow the business, operations and potential activities of the Company, including entering into joint ventures and leveraging the brands of third parties through joint ventures and partnerships;

•	the ongoing expansion of the Company’s facilities, its costs and receipt of approval from Health Canada to complete such expansion and increase production and sale capacity;

•	the expansion of the Company’s business activities, including potential acquisitions;

•	the Company’s acquisition of Zenabis (as defined herein) and the future impact thereof;

•	the Company’s proposed acquisition of 48North (as defined herein) and the future impact thereof;

•	the Company’s proposed acquisition of Redecan (as defined herein) and the future impact thereof;

•	the expected production capacity of the Company;

•	the expected sales mix of offered products;

•	the development and authorization of new products, including cannabis edibles and extracts (“cannabis derivatives”), and the timing of launch of such new products;

•	the competitive conditions of the industry, including the Company’s ability to maintain or grow its market share;

•	the Company’s Truss joint venture with Molson Coors Canada and the future impact thereof;

•	the Company’s Truss CBD USA joint venture with Molson Coors Beverage Company and the future impact thereof;

•

the expansion of the Company’s business, operations and potential activities outside of the Canadian market, including but not limited to the U.S., Europe, Latin America and other international jurisdictions;

•	whether the Company will have sufficient working capital and its ability to raise additional financing required in order to develop its business and continue operations;

•	applicable laws, regulations and any amendments thereof;

•	the grant, renewal and impact of any licence or supplemental licence to conduct activities with cannabis or any amendments thereof;

•	the filing of trademark and patent applications and the successful registration of same;

•	the anticipated future gross margins of the Company’s operations;

•	securities class actions and other litigation to which the Company is subject;

•	the impact of the COVID-19 pandemic on the business and operations of the Company;

•	the performance of the Company’s business and operations;

•

the Company’s ability to maintain its status as neither a “passive foreign investment company” within the meaning of Section 1297 of the U.S. Internal Revenue Code of 1986, as amended, nor an “investment company” within the meaning of the U.S. Investment Company Act of 1940, as amended;

•	statements with respect to the aggregate amount of the total proceeds that the Company will receive pursuant to the Offering; and

•	the Company’s expected use of the net proceeds of the Offering.

Forward-looking statements contained in certain documents incorporated by reference in this Prospectus Supplement or the Shelf Prospectus are based on the key assumptions described in such documents. Certain of the forward-looking statements contained in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein concerning the cannabis industry and the general expectations of HEXO concerning the cannabis industry and the Company’s business and operations are based on estimates prepared by HEXO using data from publicly available governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of the cannabis industry which HEXO believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, such data is inherently imprecise. While HEXO is not aware of any misstatement regarding any industry or government data presented herein, the cannabis industry involves risks and uncertainties and is subject to change based on various factors.

Forward-looking statements are subject to numerous risks and uncertainties, including those relating to the Company’s ability to execute its business plan, renew required permits and licences and related regulatory compliance matters, and other factors described under the heading “Risk Factors” and elsewhere in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein. A number of factors could cause actual events, performance or results to differ materially from what is projected in forward-looking statements. The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. Readers should not place undue reliance on forward-looking statements contained in this Prospectus Supplement, the Shelf Prospectus or any documents incorporated by reference herein and therein. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. All forward-looking statements contained in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein are expressly qualified in their entirety by this cautionary statement. Prospective investors should read this entire Prospectus Supplement and the Shelf Prospectus, including the documents incorporated by reference herein and therein, and consult their own professional advisers, to ascertain and assess the income tax and legal risks and other aspects associated with holding the securities offered hereby.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference into the Shelf Prospectus solely for the purpose of the Offering. Other documents are also incorporated or are deemed to be incorporated by reference into the Shelf Prospectus and reference should be made to the Shelf Prospectus for full particulars thereof.

The following documents, filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada, and filed with, or furnished to, the SEC, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement and the Shelf Prospectus as of the date of this Prospectus Supplement:

(a)	the annual information form (the “AIF”) of the Company dated October 29, 2020 for the fiscal year ended July 31, 2020;

(b)

the Company’s audited consolidated financial statements for the years ended July 31, 2020 and 2019, together with the reports of the independent registered public accounting firm and independent auditors thereon and the notes thereto;

(c)	the Company’s management’s discussion and analysis for the year ended July 31, 2020;

(d)	the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended April 30, 2021 and 2020 and the notes thereto;

(e)	the Company’s management’s discussion and analysis for the three and nine months ended April 30, 2021;

(f)

the management information circular of the Company dated October 28, 2020 in connection with the annual and special meeting of shareholders of the Company held on December 11, 2020, as amended on December 7, 2020;

(g)	the management information circular of the Company dated July 14, 2021 in connection with the meeting of shareholders of the Company to be held on August 25, 2021;

(h)

the material change report of the Company dated December 23, 2020 in respect of the consolidation of its issued and outstanding Common Shares on the basis of four (4) old Common Shares for one (1) new Common Share;

(i)

the material change report of the Company dated February 26, 2021 in respect of its entering into a definitive arrangement agreement with Zenabis to acquire all of the issued and outstanding common shares of Zenabis;

(j)

the material change report of the Company dated May 11, 2021 in respect of its establishment of an at-the-market equity program that allows the Company to issue and sell up to C$150.0 million (or its U.S. dollar equivalent) of Common Shares;

(k)	the material change report of the Company dated June 2, 2021 in respect of the Secured Note Financing (as defined herein);

(l)	the material change report of the Company date June 4, 2021 in respect of its entering into a definitive share purchase agreement for the proposed acquisition of Redecan; and

(m)

the amended and restated material change report of the Company dated July 14, 2021, amending the material change report of the Company dated June 4, 2021 in respect of its entering into a definitive share purchase agreement for the proposed acquisition of Redecan.

Any document of the type required by National Instrument 44-101—Short Form Prospectus Distributions to be incorporated by reference into a short form prospectus, including any annual information forms, material change reports (except confidential material change reports), business acquisition reports, annual financial statements, interim financial statements, management’s discussion and analyses and information circulars, and any prospectus supplements relating to the Offering disclosing additional or updated information, subsequently filed by us with any securities commissions or regulatory authorities in Canada after the date of this Prospectus Supplement, and prior to the termination of the Offering, shall be deemed to be incorporated by reference into this Prospectus Supplement and the Shelf Prospectus.

Documents and information in an annual report on Form 40-F filed by us with the SEC under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), from the date of this Prospectus Supplement and prior to the termination or completion of the Offering shall be deemed to be incorporated by reference into this Prospectus Supplement and the Registration Statement of which this Prospectus Supplement forms a part. In addition, any report on Form 6-K and the exhibits thereto filed or furnished by us with the SEC under the Exchange Act from the date of this Prospectus Supplement and prior to the termination or completion of the Offering shall be deemed to be incorporated by reference into this Prospectus Supplement or as exhibits to the Registration Statement of which this Prospectus Supplement forms a part, as applicable, but only if and to the extent expressly so provided in such reports. Our current reports on Form 6-K and our annual reports on Form 40-F are available on the SEC’s Electronic Data Gathering and Retrieval website (“EDGAR”), at www.sec.gov.

Any statement contained in this Prospectus Supplement, the Shelf Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus Supplement or the Shelf Prospectus shall be deemed to be modified or superseded for the purposes of this Prospectus Supplement and the Shelf Prospectus to the extent that a statement contained in this Prospectus Supplement, or in any subsequently filed document which is or is deemed to be incorporated by reference in this Prospectus Supplement or the Shelf Prospectus, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus Supplement or the Shelf Prospectus except as so modified or superseded.

References to the Company’s website in any documents that are incorporated by reference into this Prospectus Supplement and the Shelf Prospectus do not incorporate by reference the information on such website into this Prospectus Supplement and the Shelf Prospectus and the Company disclaims any such incorporation by reference.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Copies of the documents incorporated by reference in this Prospectus Supplement and the Shelf Prospectus may be obtained on request without charge from the Corporate Secretary of HEXO at 3000 Solandt Road, Ottawa, Ontario, K2K 2X2, telephone: 1-844-406-1852, and are also available electronically through SEDAR at www.sedar.com and EDGAR at www.sec.gov.

In addition to our continuous disclosure obligations under the securities laws of the provinces and territories of Canada, we are subject to the informational requirements of the Exchange Act and in accordance therewith file and furnish reports and other information with the SEC. Under the MJDS, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Documents filed with, or furnished to, the SEC are available through EDGAR at www.sec.gov.

We have filed with the SEC a registration statement on Form F-10 (File No. 333-255264) (the “Registration Statement”) under the U.S. Securities Act of 1933, as amended (the “Securities Act”), with respect to the securities offered by this Prospectus Supplement. This Prospectus Supplement, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the Offering, reference is made to the registration statement and to the schedules and exhibits filed therewith. Statements contained in this Prospectus Supplement as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed or furnished with the SEC. Each such statement is qualified in its entirety by such reference.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

Unless otherwise noted herein and in the documents incorporated by reference, all dollar amounts and references to “$” or “C$” refer to the lawful currency of Canada. All references to “US$” or “U.S. dollars” are to the lawful currency of the United States.

The following table sets out, for the periods indicated, certain exchange rates based upon the average rate published by the Bank of Canada during the respective periods. The rates are set out as United States dollars per $1.00.

	Quarter Ended April 30, 2020		Quarter Ended April 30, 2021		Fiscal Year Ended July 31, 2019		Fiscal Year Ended July 31, 2020
Low	US$	0.6898	US$	0.7795	US$	0.7330	US$	0.6898
High	US$	0.7562	US$	0.8140	US$	0.7811	US$	0.7710
Average	US$	0.7261	US$	0.7946	US$	0.7558	US$	0.7433
End	US$	0.7189	US$	0.8140	US$	0.7606	US$	0.7460

On August 18, 2021, the rate of exchange for the Canadian dollar, expressed in United States dollars, based on the Bank of Canada daily rate, was $1.00 = US$0.7918.

THE COMPANY

The following is a summary of information about the Company and does not contain all the information about the Company that may be important to you. You should read the more detailed information including but not limited to the Shelf Prospectus, the AIF and the financial statements and management’s discussion and analysis that are incorporated by reference into this Prospectus Supplement.

Business of the Company

HEXO is in the business of producing, marketing and selling cannabis through its wholly-owned subsidiary, HEXO Operations Inc., which is a licensed producer under the Cannabis Regulations, from its facilities in Ontario and Québec, and is a leading branded cannabis producer and product innovator.

HEXO’s near-term strategy is to be a vertically integrated consumer packaged goods (“CPG”) company in the emerging legal adult-use and previously existing medical cannabis markets across Canada, with the intention to expand internationally where regulations permit. HEXO’s primary business is to cultivate, process, package and distribute cannabis in order to serve these markets, which it currently does through (i) its 143-acre campus in Gatineau, Québec, which features 1,292,000 sq. ft. of greenhouse cultivation space and 10,000 sq. ft. of advanced automated manufacturing space, and (ii) its processing, manufacturing and distribution centre in Belleville, Ontario, which features 932,190 sq. ft. of commercial space and serves as the Company’s main production facility for processing, extraction and packaging and the manufacture of cannabis derivative products.

The Company serves the legalized Canadian adult-use market through its HEXO, HEXO Plus, Up and Original Stash brands and the medical market through its HEXO brand. While the Company will continue to focus on branded cannabis products, it expects to develop its “Powered by HEXO®” strategy of introducing cannabinoids into consumer packaged goods, such as edibles, through partnerships with established CPG companies in Canada, the United States and globally.

HEXO’s overall strategy is to establish a top global cannabis company with a leading market share in Canada through having strong standards of operational excellence, execution at scale, growing low-cost, high-quality cannabis, building targeted brands for all types of cannabis consumer segments and by partnering with large, established CPG companies to introduce Powered by HEXO® products across their existing manufacturing and distribution infrastructure. HEXO is focused on building long-term sustainable shareholder value through consistent and profitable sales growth, careful management of selling, general and administrative expenses and maintaining a relatively low depreciable asset base and debt to equity ratio. The strategy is built upon three pillars: operational scalability, innovative products and brand leadership. In striving to achieve operational excellence, the Company’s immediate focus remains on effective demand planning and production. The Company is continuously looking to implement more effective techniques to streamline operations, lower production costs, drive meaningful improvements in yields and improve inventory velocity; all as a part of the Company’s renewed focus on profitability. The Company’s innovation department is actively working towards developing modern, cutting-edge cannabis products for the Canadian cannabis derivatives market. The Company plans to invest in improved, science-backed cannabis experiences and platform technology, as it continues to develop advanced ingredients formulations for use with its partners. The Company will continue to use its dominant position in the Province of Québec to strengthen distribution across the country with the Company’s brands HEXO, HEXO Plus, Up, Original Stash and Bake Sale.

HEXO is centralizing its intellectual property and branding its “Powered by HEXO®” with the intention to partner with companies in different facets of the CPG market, enabling them to participate in the cannabis market beginning in Canada and subsequently around the world. Fundamentally, HEXO brings its brand value, cannabinoid isolation and delivery technology, licensed infrastructure and regulatory expertise to established companies, and in turn, HEXO plans to leverage the international distribution, base products and deep understanding of consumer markets of these partners.

Among its other activities, HEXO has entered into the Truss Limited Partnership joint venture with Molson Coors Canada to develop non-alcoholic, cannabis-infused beverages for the adult-use Canadian market. Truss Limited Partnership operates out of the Company’s Belleville, Ontario facility. HEXO has also established the Keystone Isolation Technologies Inc. (“KIT”) joint venture with Chroma Global Technologies Inc. to develop extraction, refining and isolation technologies for cannabinoids found in both cannabis and hemp that is intended to enable HEXO to bring quality extracts to its partners. Through KIT, HEXO anticipates developing scalable capacity, potency and purity for distillates and isolates that will result in a consistent supply of CBD and THC for the Canadian and global market.

Following the passage of the U.S. Agricultural Improvement Act of 2018 (the “2018 Farm Bill”), the Company is actively working on expansion plans in the United States where and as permitted by applicable U.S. federal and state laws, including U.S. Food and Drug Administration requirements, to take advantage of opportunities in hemp-derived CBD products and markets. Through its wholly-owned subsidiary HEXO USA Inc., HEXO has entered into the Truss CBD USA joint venture with Molson Coors Beverage Company to develop non-alcoholic, hemp-derived CBD beverages in the State of Colorado. Truss CBD USA launched Veryvell™, a new line of non-alcoholic, sparkling hemp-derived CBD beverages, exclusively available in the State of Colorado, in January 2021. Veryvell™ is produced and distributed within Colorado state lines following the state’s established regulatory framework for hemp-derived CBD in food and beverages and is exclusively distributed by Coors Distributing Company.

HEXO has also established the Keystone Isolation Technologies USA LLC (“KIT USA”) joint venture with Chroma Global Technologies Inc. to leverage the technology developed by KIT for its U.S. expansion plans. KIT USA will allow for in state, HEXO controlled cannabis extraction activity to support the manufacturing of CBD beverages and future products in the U.S. In addition to its Truss CBD USA joint venture with Molson Coors Beverage Company in the State of Colorado, the Company is aiming to enter select U.S. states and to offer its “Powered by HEXO®” products to U.S. CBD markets via KIT USA and future partners, to the extent that such activities fully comply with applicable laws. The Company has recently appointed a general manager for its U.S. operations who is based in the U.S. and will be responsible for all implementation aspects of U.S. operations, starting in the State of Colorado, including stand up and commissioning of production facilities, overseeing operations, supply chain and logistics, and building the Company’s U.S. team. The Company has recently acquired a facility in Fort Collins, Colorado, to use for its U.S. expansion plans, and the intent is for this to be used by KIT USA in particular.

HEXO only conducts business outside of Canada in jurisdictions where such activities are legally permissible in accordance with the laws of the applicable jurisdictions and the rules and policies of the TSX, the NYSE and the Nasdaq.

The Company is selectively seeking strategic acquisitions and commercial partnerships. It has recently completed the acquisition of Zenabis and has entered into agreements to acquire Redecan and 48North. See “Recent Developments—The Zenabis Acquisition”, “Recent Developments—The 48North Acquisition” and “Recent Developments—The Redecan Acquisition”.

HEXO expects to require significant additional financing for its continued development, growth and currently contemplated or future business objectives and expansion plans, including additional anticipated contributions to its Truss Limited Partnership, Truss CBD USA, KIT and KIT USA joint ventures, contemplated U.S. expansion initiatives, potential additional expansion and improvements at its Belleville, Ontario production facility, possible repayment of certain debts of Zenabis following the completion of the Zenabis acquisition, and its acquisition and joint venture, investment or other commercial partnership opportunities, including the Redecan acquisition.

Recent Developments

Share Consolidation

On December 17, 2020, the Company completed a consolidation of all of its issued and outstanding Common Shares on the basis of four (4) old Common Shares for one (1) new Common Share (the “Share Consolidation”). As a result of the Share Consolidation, the Company’s issued and outstanding Common Shares were reduced from 488,650,748 to approximately 122,162,687 (disregarding the treatment of any resulting fractional shares). In addition, the exercise or conversion price and the number of Common Shares issuable under the Company’s outstanding common share purchase warrants, convertible debentures, stock options and other securities exercisable for or convertible into Common Shares were proportionately adjusted to reflect the Share Consolidation in accordance with the respective terms thereof.

The purpose of the Share Consolidation was to increase the trading price of the Common Shares and regain compliance with the NYSE’s US$1.00 minimum share price continued listing standard (the “NYSE Price Listing Standard”). HEXO had received notification from the NYSE on April 7, 2020 that it was no longer in compliance with the NYSE Price Listing Standard as a result of the average closing price of the Common Shares on the NYSE falling below US$1.00 for a consecutive 30 trading-day period. On January 4, 2021, HEXO received notification from NYSE that it had regained compliance post-Share Consolidation.

Repayment of Credit Facility

On April 30, 2021, the Company repaid the total outstanding balance on its credit facility established with certain Canadian Schedule 1 chartered banks in February 2019, together with accrued interest and associated fees, in the amount of approximately $28.9 million.

At-the-Market Equity Program

On May 11, 2021, the Company established an at-the-market equity program (the “ATM Program”) that allows the Company to issue and sell up to $150.0 million (or its U.S. dollar equivalent) of Common Shares from treasury to the public, from time to time, at the Company’s discretion. All Common Shares sold under the ATM Program will be made through “at-the-market distributions” as defined in National Instrument 44-102 - Shelf Distributions, including sales made through the TSX, the NYSE, or any other recognized marketplace on which the Common Shares are listed, quoted or otherwise traded in Canada and the United States. Distributions of the Common Shares under the ATM Program will be made pursuant to the terms of an equity distribution agreement dated May 11, 2021 (the “Distribution Agreement”) entered into among the Company, A.G.P./Alliance Global Partners and BMO Capital Markets Corp., as U.S. agents, and BMO Nesbitt Burns Inc., as Canadian agent (collectively, the “ATM Agents”).

The volume and timing of distributions under the ATM Program, if any, will be determined in the Company’s sole discretion. The Common Shares will be distributed at the market prices prevailing at the time of each sale and, as a result, prices may vary as between purchasers and during the period of the ATM Program. The ATM Program will be effective until the earlier of the issuance and sale of all of the Common Shares issuable pursuant to the ATM Program and June 10, 2023, unless terminated prior to such date by the Company or the ATM Agents in accordance with the terms of the Distribution Agreement. As of the date of this Prospectus Supplement, the Company has issued and sold a total of 2,296,901 Common Shares through the TSX or other marketplaces in Canada and 4,075,025 Common Shares through the NYSE or other marketplaces in the United States under the ATM Program for gross proceeds of $16.9 million and US$24.9 million, respectively.

The 48North Acquisition

On May 17, 2021, HEXO entered into a definitive arrangement agreement (the “48North Arrangement Agreement”) with 48North Cannabis Corp. (“48North”), under which HEXO will acquire all of 48North’s issued and outstanding common shares in an all-share transaction valued at approximately $50.0 million by way of court-approved plan of arrangement under the Canada Business Corporations Act. Under the terms of the 48North Arrangement Agreement, 48North shareholders will receive 0.02366 of a Common Share in exchange for each 48North common share held. Common share purchase warrants and incentive securities of 48North will be adjusted in accordance with their terms to ultimately become exercisable to receive Common Shares based on the same exchange ratio.

The shareholders of 48North approved the plan of arrangement at a special meeting of 48North shareholders held on August 17, 2021. In addition to the approval by 48North’s shareholders, the 48North acquisition is subject to the receipt of certain regulatory, court and stock exchange approvals and the satisfaction of customary conditions precedent in transactions of this nature, as well as certain other specified conditions precedent set out in the 48North Arrangement Agreement.

In connection with the 48North acquisition, HEXO has provided 48North with a $5.0 million subordinated secured bridge loan which matures on December 30, 2021 to fund 48North’s short term working capital requirements.

Further information regarding the 48North acquisition, including the bridge loan, is included in the information circular that 48North prepared in connection with the special meeting of its shareholders to seek shareholder approval for the transaction. Copies of the information circular and the 48North Arrangement Agreement are available under 48North’s profile on SEDAR at www.sedar.com.

The 48North acquisition is not considered a significant probable acquisition under the significance tests set out in Part 8 of National Instrument 51-102—Continuous Disclosure Obligations (“NI 51-102”) as of the date of this Prospectus Supplement.

Secured Note Financing

On May 27, 2021, the Company completed the issue and sale of a US$360.0 million aggregate principal amount senior secured convertible note (the “Secured Note”) directly to a U.S. institutional purchaser (the “Secured Noteholder”). The Secured Note was sold at a purchase price of US$327.6 million, or approximately 91.0% of its original principal amount. The Secured Note matures on May 1, 2023. If not previously converted, all principal repayments of the Secured Note will be made at a price equal to 110% of the principal amount of the Secured Note being repaid (the “Repayment Price”). The Secured Note does not bear interest except upon the occurrence of an event of default.

The Secured Note is a secured obligation of the Company. Payment of principal, premium, if any, and interest, if any, on the Secured Note is fully and unconditionally guaranteed on a secured basis by the Company’s wholly-owned subsidiary, HEXO Operations Inc.

On closing of the issue and sale of the Secured Note, 70% of the proceeds from the financing, being the amount of US$229.32 million (the “Escrowed Funds”), were placed with GLAS Americas LLC (the “Escrow Agent”) to be held in escrow pending the satisfaction of certain escrow release conditions related to the Redecan Acquisition (the “Escrow Release Conditions”). If the Escrow Release Conditions are satisfied prior to December 1, 2021 (the “Escrow Release Deadline”), the Escrowed Funds and the interest earned thereon will be released to HEXO and will be used for purposes of completing the Redecan Acquisition.

If the Escrow Release Conditions are not satisfied prior to the Escrow Release Deadline, or if the Escrow Release Conditions become incapable of being satisfied prior to the Escrow Release Deadline, subject to any other agreement by the Company and the Secured Noteholder, the Escrow Agent may be instructed by the Secured Noteholder to release and pay all or a portion of the funds held in escrow by the Escrow Agent under the Escrow Agreement to the Secured Noteholder. Any funds released to the Secured Noteholder by the Escrow Agent shall redeem a portion of the principal amount of the Secured Note in an amount equal to the funds released divided by 105%.

Subject to certain limitations, the Secured Note is convertible into Common Shares at the option of the Secured Noteholder at any time prior to 5:00 p.m. (New York City time) on the second scheduled trading day prior to the maturity date, at a conversion price of US$7.01 per Common Share (the “Conversion Price”), representing a conversion rate of approximately 142.6533 Common Shares per $1,000 principal amount of the Secured Note, subject to adjustment in accordance with the terms of the Secured Note.

Subject to certain conditions and limitations, the Company can force the Secured Noteholder to convert the Secured Note if the share price of the Common Shares closes above 150% of the Conversion Price for 20 consecutive trading days. However, if the share price is less than 175% of the Conversion Price for any 5 trading days of the applicable trading day period, HEXO will be required to make an additional payment to the Secured Noteholder on any such forced conversion of the Secured Note equal to 5.0% of the principal amount of the Secured Note outstanding immediately prior to such forced conversion.

On the first day of each month beginning on July 1, 2021 and ending on the maturity date (each, an “Optional Redemption Date”), the Secured Noteholder has the option to require the Company to partially redeem the Secured Note for US$15.0 million of principal amount (each an “Optional Redemption Payment”); provided, that commencing with the October 1, 2021 Optional Redemption Date and continuing for the subsequent eleven (11) Optional Redemption Payments, the Secured Noteholder has the option to require the Company to partially redeem the Secured Note for up to US$20.0 million of principal amount. All Optional Redemption Payments will be paid at an amount equal to the Repayment Price for the portion of the principal amount of the Secured Note being redeemed as of such Optional Redemption Date. Any unexercised Optional Redemption Payment may be deferred by the Secured Noteholder to any future Optional Redemption Date, provided, that in no event shall the total amount of any Optional Redemption Payment and all deferred Optional Redemption Payments payable on any single Optional Redemption Date (other than at the maturity date, if applicable) exceed $49.5 million (representing $45.0 million in principal amount). However, this limitation on the total amount of any Optional Redemption Payment or on the total amount of deferred Optional Redemption Payments payable on any single Optional Redemption Date does not apply until such date as the Company has received the Requisite Shareholder Approvals (as defined below). HEXO has called a meeting of its shareholders for August 25, 2021 to seek approval of the Redecan Acquisition and the Requisite Shareholder Approvals.

The Company can elect to pay any Optional Redemption Payment in cash or, subject to certain conditions, in Common Shares, or a combination thereof. Any such Common Shares will be valued at an amount equal to 88% of the lesser of (a) the average of the volume-weighted average price of the Common Shares on the NYSE (“VWAP”) during the five trading days prior to the applicable payment date and (b) the average of the VWAP during the 15 trading days prior to the applicable payment date (the “Market Stock Payment Price”). The Company’s right to make any Optional Redemption Payment in Common Shares is conditional on the satisfaction of certain conditions (the “Equity Conditions”), consisting of the following: (a) the Common Shares issuable upon conversion being freely tradable (as defined in the Secured Note); (b) the Secured Noteholder not being in possession of any material non-public information provided by or on behalf of the Company; (c) the issuance of the Common Shares not being limited by certain Beneficial Ownership Limitations or Stock Exchange Limitations (each as defined in the Secured Note); (d) the Company being in compliance its obligations under the Secured Note to maintain a sufficient reserve of shares for issuance on conversion of the Secured Note and the Common Shares being issued as fully paid and non-assessable shares and admitted for listing on any securities exchange on which the Common Shares are listed; (e) no public announcement of a pending, proposed or intended Fundamental Change (as defined in the Secured Note) shall have occurred that has not been abandoned, terminated or consummated; (f) the daily VWAP per Common Share on the NYSE being not less than US$5.00 (subject to proportionate adjustments for any adjustments under the terms of the Secured Note); (G) the daily dollar trading volume of the Common Shares on the NYSE being not less than US$10.0 million; and (H) no Default or Event of Default (as defined in the Secured Note) will have occurred and be continuing. The Equity Conditions must be satisfied as of any applicable payment date and on each of the twenty previous trading days.

If the Company elects to pay any Optional Redemption Payment (or any applicable portion thereof) in Common Shares, the Secured Noteholder will have the right to (a) convert such Optional Redemption Payment (or any applicable portion thereof) into Common Shares under its basic conversion right at any time following receipt of the Company’s notice that it is electing to pay the Optional Redemption Payment in Common Shares up until the scheduled trading day immediately before the next Optional Redemption Date following the Optional Redemption Date on which the Optional Redemption Payment was to be made (the “Optional Redemption Stock Payment Period”), and (b) allocate all or any portion of the Optional Redemption Payment to any scheduled trading days (any such date, an “Optional Redemption Stock Payment Date”) during the Optional Redemption Stock Payment Period. The Secured Noteholder must provide notice to the Company of its election of any Optional Redemption Stock Payment Date and the applicable portion of the Optional Redemption Payment it is electing to receive on each such Optional Redemption Stock Payment Date by no later than 4:30 p.m. (New York City time) on such Optional Redemption Stock Payment Date. Alternatively, subject to the limitations for amounts which may be paid on any Optional Redemption Date, the Secured Noteholder may defer such Optional Redemption Payment (or any applicable portion thereof) to any future Optional Redemption Date.

Any Optional Redemption Payment (or any applicable portion thereof) to be paid in Common Shares will be valued at the Market Stock Payment Price as of the applicable Optional Redemption Stock Payment Dates. Any portion of the Optional Redemption Payment not paid in Common Shares because the Secured Noteholder does not allocate such Optional Redemption Payment (or applicable portion thereof) to a scheduled trading day during the applicable Optional Redemption Stock Payment Period (other than any portion of the Optional Redemption Payment converted into Common Shares by the Secured Noteholder under its basic conversion privilege) will be automatically deferred to the next Optional Redemption Date.

The Secured Noteholder can also require HEXO to redeem the Secured Note upon a Fundamental Change or certain Events of Default (as defined in the Secured Note).

Under the rules of the TSX and the terms of the conditional approval for the Offering, the Company cannot issue any Common Shares on conversion, repayment or redemption of the Secured Note in an amount exceeding 25.0% of the number of Common Shares outstanding immediately prior to the execution of the Purchase Agreement (the “Stock Exchange Limitations”), unless the Company has obtained shareholder approval contemplated by Subsection 607(g) of the TSX Company Manual with respect to the issuance of Common Shares upon conversion of the Secured Note in excess of the limitations imposed by such rule. The Company would also need to obtain shareholder approval in order to permit the calculation of the number of Common Shares issuable in connection with any Optional Redemption Payment, Early Conversion Payment, Forced Conversion Additional Payment, Fundamental Change Repurchase Price or for settlement of interest, using only the Market Stock Payment Price and without regard to certain pricing permitted by the TSX conditional approval for the Offering. The foregoing shareholder approvals are the “Requisite Shareholder Approvals”.

Until the Requisite Shareholder Approvals are obtained, in no event will the number of Common Shares issuable upon conversion or otherwise pursuant to the Secured Note exceed 32,198,894 Common Shares in the aggregate. In addition, in no event will Common Shares be delivered by the Company to satisfy the conversion of more than US$108,000,000 aggregate principal amount of the Secured Note (the “Maximum Principal Amount”), nor shall any redemption or repurchase of more than the Maximum Principal Amount be satisfied in Common Shares.

If any one or more Common Shares are not delivered as a result of the operation of the these limitations (such shares, the “Withheld Shares”), then (a) on the date such Common Shares would otherwise be issuable under the Secured Note, the Company will pay to the Secured Noteholder, in addition to the consideration otherwise due upon conversion or redemption or Common Shares otherwise due to the Secured Noteholder under the Secured Note, cash in an amount equal to the product of (x) the number of such Withheld Shares; and (y) the daily VWAP per Common Share on the date for such conversion; and (b) to the extent the Secured Noteholder purchases (in an open market transaction or otherwise) Common Shares to deliver in settlement of a sale by the Secured Noteholder of such Withheld Shares, the Company will reimburse the Secured Noteholder for (x) any brokerage commissions and other out-of-pocket expenses, if any, of the Secured Noteholder incurred in connection with such purchases and (y) the excess, if any, of (A) the aggregate purchase price of such purchases over (B) the product of (I) the number of such Withheld Shares purchased by the Secured Noteholder and (II) the daily VWAP per Common Share on the date for such conversion.

In the event the Company is required to make certain cash payments where it is unable to deliver Common Shares because of these limitations, the Company and the Secured Noteholder can agree that certain portions of the payments will instead be added to the outstanding principal amount of the Secured Note.

A copy of the Secured Note is available under the Company’s profile on SEDAR at www.sedar.com.

As of the date of this Prospectus Supplement, the Secured Noteholder has opted to require Optional Redemption Payments by the Company in an aggregate amount of US$82.5 million (representing an aggregate of US$75 million in principal amount). The Company has elected to pay all of these Optional Redemption Payments in Common Shares. As of the date of this Prospectus Supplement, the Company has issued an aggregate of 4,548,746 Common Shares in satisfaction of an aggregate of US$27.5 million in Optional Redemption Payments (representing an aggregate of US$25.0 million in principal amount), while US$55.0 million in Optional Redemption Payments (representing an aggregate of US$50.0 million of principal amount) remain outstanding to be satisfied. The Company is not currently in compliance with the Equity Conditions in order to be able to satisfy these payments in Common Shares because the share price of the Common Shares is currently less than US$5.00. However, the Secured Noteholder has agreed to waive this minimum share price condition and the Company is currently in the process of formalizing this waiver with the Secured Noteholder. The Secured Noteholder has not selected any Optional Redemption Stock Payment Date in respect of these outstanding Optional Redemption Payments.

In connection with these Optional Redemption Payments, the Company has incurred and paid in cash to the Secured Noteholder shortfall payments in respect of Withheld Shares of approximately US$3.1 million.

The Secured Noteholder has also converted a total of US$375,000 principal amount of the Secured Note into 53,495 Common Shares at the Conversion Price.

The Redecan Acquisition

On May 28, 2021, the Company entered into a share purchase agreement (the “Redecan Share Purchase Agreement”) to acquire all of the outstanding shares of the entities that carry on the business of Redecan (collectively, “Redecan”) for a purchase price of $925.0 million payable in cash and Common Shares. Redecan is Canada’s largest privately-owned licensed producer, with leading market share across a number of categories, co-founded by Pete Montour, Will Montour and Richard Redekop. With over 30 years in agriculture, Redecan’s tools are fresh water and sunshine, farming the way it has been done for hundreds of years. Redecan’s proprietary growing methods are one-of-a-kind and are continually refined through the use of advanced technologies.

Under the terms of the Redecan Share Purchase Agreement, the $925.0 million purchase price will be paid to the Redecan shareholders on closing through $400 million in cash and $525.0 million in Common Shares issued at a price of $7.53 per share, representing the five trading day-period volume-weighted average price of the Common Shares on the TSX as of the close of Canadian markets on May 27, 2021, for 69,721,115 Common Shares. In addition to restrictions under applicable securities laws, resale of these consideration shares by the Redecan shareholders will be restricted by a 24-month hold period during which, subject to certain exceptions, each Redecan shareholder will be entitled to sell a maximum of 1/24th of the initial amount of such Redecan shareholder’s consideration shares received. Furthermore, the Redecan shareholders have agreed to be bound by customary standstill provisions for an 18-month period, during which such shareholders have agreed to support HEXO’s management and board of directors. The Redecan Share Purchase Agreement provides for expense reimbursement provisions in favour of the Redecan shareholders if the transaction is terminated by either party in certain specified circumstances.

The Company expects to use the US$229.32 million in Escrowed Funds from the Secured Note financing (approximately $287.1 million at the prevailing exchange rate) as well as a portion of the proceeds from the Offering to satisfy the cash portion of the purchase price payable to the Redecan shareholders on closing of the Redecan acquisition.

Upon closing of the Redecan acquisition, Redecan shareholders will receive the right to nominate up to two members to HEXO’s Board of Directors (within certain parameters) and will be entitled to other customary governance rights, including limited demand and piggyback registration rights, pursuant to an investor rights agreement (the “Redecan Investor Rights Agreement”). Upon closing of the Redecan acquisition, HEXO’s Board of Directors is expected to be increased to 10 members, with Peter James Montour and William Montour, two of Redecan’s founding shareholders, joining the HEXO Board of Directors. The Redecan shareholders will also be bound by customary non-competition and non-solicitation covenants in favour of HEXO and Redecan following the closing of the acquisition.

The Redecan acquisition is subject to approval of the Company’s shareholders by a simple majority under the rules of the TSX. A meeting of the Company’s shareholders has been scheduled for August 25, 2021 to seek shareholder approval of the acquisition. It is expected that the Redecan acquisition will close shortly after shareholder approval has been obtained, subject to the satisfaction of customary closing conditions, including the receipt of applicable regulatory approvals.

The Redecan acquisition is considered a significant probable acquisition under the significance tests set out in Part 8 of NI 51-102 as of the date of this Prospectus Supplement. Attached to the Company’s amended and restated material change report dated July 14, 2021 in respect of the Company’s entering into the Redecan Share Purchase Agreement, which amended and restated material change report is incorporated by reference into this Prospectus Supplement and the Shelf Prospectus, are schedules containing the following financial statements of 2579951 Canada Inc. (being the entity, together with its subsidiaries, carrying on the business of Redecan) and the Company: (a) audited consolidated financial statements of 2579951 Canada Inc. for the financial year ended December 31, 2020 (prepared in accordance with Canadian accounting standards for private enterprises (“ASPE”); (b) unaudited interim consolidated financial statements of 2579951 Canada Inc. for the three months ended March 31, 2021 (prepared in accordance with ASPE); and (c) unaudited pro forma condensed consolidated financial statements of HEXO that give effect to the acquisition of Redecan as at April 30, 2021 and for the nine months ended April 30, 2021 and for the year ended July 31, 2020.

The Redecan acquisition is an arm’s length transaction and is not with an “informed person” (as such term is defined in Section 1.1 of NI 51-102), associate or affiliate of HEXO. No valuation opinion of Redecan was obtained in the last 12 months by HEXO or, to the Company’s knowledge, Redecan. The Company presently has no plans or proposals for material changes in the Company’s business affairs or the affairs of Redecan that may have a significant effect on the results of operations or financial position of the Company.

Further information regarding the Redecan acquisition is included in the Company’s information circular dated July 14, 2021 prepared in connection with the meeting of the Company’s shareholders scheduled for August 25, 2021 to seek shareholder approval of the acquisition. The information circular, the Redecan Share Purchase Agreement, including the form of the Redecan Investor Rights Agreement, and the Company’s amended and restated material change report dated July 14, 2021 containing the financial statements noted above are available under the Company’s profile on SEDAR at www.sedar.com.

The Zenabis Acquisition

On June 1, 2021, the Company acquired all of the issued and outstanding shares of Zenabis Global Inc. (“Zenabis”). Zenabis is a significant Canadian-licensed cultivator of medical and recreational cannabis. Zenabis employs staff coast-to-coast, across facilities in Atholville, New Brunswick; Langley, British Columbia; and Stellarton, Nova Scotia. Zenabis currently has 111,200 kg of licensed cannabis cultivation space across three licensed facilities in Canada, together with its cannabis import, export and processing joint venture, ZenPharm, operating from Birżebbuġa, Malta.

The Zenabis acquisition was completed by way of court-approved plan of arrangement under the Business Corporations Act (British Columbia). Under the terms of the acquisition, Zenabis received 0.01772 of a Common Share in exchange for each Zenabis common share held and HEXO issued an aggregate of 17,579,336 Common Shares to the former shareholders of Zenabis. Common share purchase warrants, incentive securities and convertible debt securities of Zenabis were adjusted in accordance with their terms to become exercisable to receive Common Shares based on the exchange ratio for the acquisition of the Zenabis shares.

The Zenabis acquisition is not considered a significant acquisition under the significance tests set out in Part 8 of NI 51-102 as of the date of this Prospectus Supplement.

Colorado Production Facility

On June 28, 2021, the Company acquired an approximately 50,000 sq. ft. facility in Colorado to use for its U.S. expansion plans, and that will be used by KIT USA in particular. The acquisition cost for the facility was approximately US$6.0 million and the Company contemplates subsequent capital expenditures for retrofitting and improvement of the facility of between US$16.5 million and US$49.5 million. The retrofitting and improvement of the facility will occur in stages over time and is expected to be funded through future financing activities of the Company.

Nasdaq Listing

On August 13, 2021, the Company announced it has applied to transfer its U.S. stock exchange listing from the NYSE to the Nasdaq. While this transfer remains subject to the approval of the Nasdaq, the Company expects the transfer to occur effective on or about August 24, 2021, with the last day of trading of the Common Shares on NYSE to be on or about August 23, 2021. The Common Shares will continue to trade under the symbol “HEXO” on the Nasdaq.

USE OF PROCEEDS

The net proceeds to the Company from the Offering, before giving effect to any exercise of the Over-Allotment Option, are estimated to be US$•, after deducting the payment of the cash portion of the Underwriters’ Fee of US$•, but before deducting the expenses of the Offering (estimated to be approximately US$500,000). If the Over-Allotment Option is exercised in full, the net proceeds to the Company from the Offering are estimated to be US$•, after deducting the cash portion of the Underwriters’ Fee of US$•, but before deducting the expenses of the Offering (estimated to be approximately US$500,000).

The Company expects to use approximately US$• million of the proceeds from the Offering, together with the US$229.32 million in Escrowed Funds from the Secured Note financing (approximately $287.1 million at the prevailing exchange rate), to satisfy the $400.0 million cash component of the purchase price payable to the Redecan shareholders on closing of the Redecan acquisition and related transaction costs, and approximately US$• of the proceeds from the Offering for expenditures in relation to the Company’s U.S. expansion plans.

Until applied, the net proceeds of the Offering will be held as cash balances in the Company’s bank account or invested at the discretion of management, subject to the investment directives of the Board of Directors.

The above-noted allocation represents the Company’s intention with respect to its use of proceeds based on current knowledge and planning by management of the Company (excluding potential contingencies, any deficiencies and cost-overages and costs to integrate future expansion with existing facilities). Actual expenditures may differ from the anticipated expenditures set forth above. For example, the Company generated negative operating cash flow for the year ended July 31, 2020 and the nine months ended April 30, 2021. The Company cannot guarantee that it will attain or maintain positive operating cash flow in the future. To the extent the Company has negative cash flows in future periods, certain of the proceeds of the Offering, if any, may be used to fund such negative operating cash flow in these periods. There may be circumstances where, for sound business reasons, the Company reallocates the use of proceeds. See “Risk Factors—Risks Related to the Offering and the Units—Discretion in the Use of Proceeds”.

RISK FACTORS

An investment in the Units is speculative and involves certain risks. Before making an investment in the Units, you should carefully consider the risks below and the risk factors described under the heading “Risk Factors” in the accompanying Shelf Prospectus and the AIF, which is incorporated by reference in this Prospectus Supplement, as well as the risk factors described in the other documents incorporated by reference herein that summarize the risks that may materially affect our business. See “Documents Incorporated by Reference”. If any of these risks occur, the Company’s business, results of operations, financial condition or prospects could be materially adversely affected. In that case, the trading price of our Common Shares could decline, and you may lose all or part of your investment. The risks set out in the documents indicated above are not the only risks we face. You should also refer to the other information set forth in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference.

Risks Related to the Offering and the Units

Price Volatility of the Common Shares

The market price of the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond HEXO’s control. Companies in the cannabis sector, including HEXO, have also been experiencing extreme volatility in their trading prices. This volatility may affect the ability of holders of Common Shares to sell their securities at an advantageous price. Market price fluctuations in the Common Shares may be due to the Company’s operating results failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts’ estimates, adverse changes in general market or industry conditions or economic trends, acquisitions, dispositions or other material public announcements by the Company or its competitors, the COVID-19 pandemic, or a variety of other factors. These broad market fluctuations may adversely affect the trading price of the Common Shares.

Financial markets historically at times experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Company’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. Continuing fluctuations in price and volume may occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the Common Shares may be materially and adversely affected.

Market for the Warrants

There is currently no market through which the Warrants may be sold. The Company does not plan to apply to list the Warrants on the TSX, the NYSE, the Nasdaq or any other securities exchange or other trading system. There can be no assurance that an active or liquid trading market will develop for the Warrants after the Offering, or if developed, that such a market will be sustained. If an active or liquid market for the Warrants fails to develop or be sustained, the prices at which the Warrants trade may be adversely affected. The market price of the Warrants will be based on a number of factors, including but not limited to: (i) the markets for similar securities; (ii) the financial condition, results of operations and prospects of the Company; (iii) the market price and volatility of the Common Shares; (iv) changes in the industry in which the Company operates and competition affecting the Company; and (v) general market and economic conditions. Purchasers may not be able to resell Warrants purchased under this Prospectus Supplement and the accompanying Shelf Prospectus. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of these securities and the extent of issuer regulation.

Return on Investment Risk

There is no guarantee that an investment in the Unit Shares or Warrants comprising the Units will earn any positive return in the short or long term. No dividends on the Common Shares have been paid to date. A purchase of Units under the Offering involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment.

Future Sales or Issuances of Securities

HEXO may issue additional Common Shares or other securities to finance future activities outside of the Offering. The Company’s articles permit the issuance of an unlimited number of Common Shares, and shareholders will have no pre-emptive rights in connection with such further issuances. The directors of the Company have discretion to determine the price and the terms of further issuances.

Moreover, additional Common Shares will be issued by the Company on any exercise of options or other security-based compensation awards outstanding or issued by the Company, upon any exercise of outstanding common share purchase warrants, and upon any conversion, redemption or other repayment in Common Shares of the Secured Note and the Company’s outstanding convertible debentures maturing December 5, 2022. In the near term, HEXO expects to issue 69,721,115 Common Shares as consideration for the acquisition of Redecan and approximately 5,352,037 Common Shares as consideration for the acquisition of 48North.

HEXO cannot predict the size of future issuances of securities or the effect, if any, that future issuances and sales of securities will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares, or the perception that such sales could occur, may adversely affect prevailing market prices of the Common Shares. In connection with any issuance of Common Shares, investors will suffer dilution to their voting power and we may experience dilution in our earnings per share.

Dividends

HEXO has never declared or paid any dividends on its Common Shares. We intend, for the foreseeable future, to retain our future earnings, if any, to finance our business activities. The payment of future dividends, if any, will be reviewed periodically by our board of directors and will depend upon, among other things, conditions then existing including earnings, financial conditions, cash on hand, financial requirements to fund our business activities, development and growth, and other factors that our board of directors may consider appropriate in the circumstances. In addition, the Company is currently subject to contractual restrictions on the payment of dividends under the Secured Note and, if there is any event of default thereunder, the Company’s outstanding convertible debentures maturing December 5, 2022.

Use of Net Proceeds from the Offering

We currently expect to apply the net proceeds we receive from the Offering as described under “Use of Proceeds” in this Prospectus Supplement. However, management will have broad discretion with respect to the use of those net proceeds as well as the timing of their expenditures, and investors will be relying on the judgment of management regarding the application of these proceeds. You will not have the opportunity, as part of your investment in the Units, to evaluate any specific allocation of the net proceeds of the Offering or to influence the manner in which the net proceeds of the Offering are used. The failure by management to apply the net proceeds effectively could have a material adverse effect on our business. There can be no assurance as to how the net proceeds will be allocated.

Risks Related to the Business

Cash Flow from Operations and Need for Additional Financing

The Company generated negative operating cash flow for the year ended July 31, 2020 and the nine months ended April 30, 2021. The Company cannot guarantee that it will attain or maintain positive operating cash flow in the future. To the extent that the Company has negative cash flows in future periods, certain of the proceeds of any offering (including the Offering) may need to be allocated to funding this negative cash flow in addition to the Company’s operational expenses or other activities. Moreover, HEXO may require additional financing to fund its operations to the point where it is generating positive cash flows, and continued negative cash flow may restrict HEXO’s ability to pursue its business objectives.

The Company’s existing cash and working capital are expected to provide sufficient liquidity to meet necessary cash outflow requirements for at least the next six months. If additional liquidity is required, management plans to secure the necessary financing through the issuance of new public or private equity or debt instruments. There is no assurance that additional future funding will be available to the Company, or that it will be available on terms which are acceptable to management.

HEXO expects, however, to require significant additional financing for its continued development, growth and its currently contemplated or future business objectives and expansion plans, including additional anticipated contributions to its Truss Limited Partnership, Truss CBD USA, KIT and KIT USA joint ventures, contemplated U.S. expansion initiatives, potential additional expansion and improvements at its Belleville, Ontario production facility, and possible repayment of Zenabis debts following the completion of the Zenabis acquisition. The failure to raise such capital could result in the delay or indefinite postponement of all or any of the Company’s currently contemplated or future business objectives and expansion plans and impede its continued development and growth. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to HEXO. If additional funds are raised through issuances of equity or convertible debt securities, existing shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to those of holders of Common Shares.

In addition, from time to time, HEXO may enter into transactions to acquire assets or the shares of other companies. These transactions may be financed wholly or partially with debt, which may temporarily increase HEXO’s debt levels above industry standards. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for HEXO to obtain additional capital and to pursue business opportunities, including potential acquisitions.

Risks Relating to the Redecan Acquisition

The Redecan acquisition is subject to normal commercial risks and the Redecan acquisition may not be completed on the terms negotiated or at all. Furthermore, the Company is proposing to complete the Redecan acquisition to integrate Redecan’s operations into the Company’s operations in order to create the opportunity to realize certain benefits including, among other things, potential cost savings and operational synergies. As a result, the implementation of the Redecan acquisition will present challenges to management, including the integration of management structures, operations, various forms of technology, information technology and accounting systems and personnel of the two companies, and special risks, including possible unanticipated liabilities, unanticipated costs, diversion of management’s attention and the loss of key employees or customers.

If the Company is unable to successfully combine and integrate Redecan’s business with its own businesses in an efficient and effective manner, the anticipated benefits and cost savings of the Redecan acquisition may not be realized fully, or at all, or it may take longer to realize them and at a significantly greater cost than expected. An inability to realize the full extent of the anticipated benefits and cost savings of the Redecan acquisition, as well as any delays encountered in the integration process, could have a material adverse effect on the revenues, level of expenses and operating results of the Company.

Completion of the Redecan acquisition is subject to the satisfaction of a number of conditions precedent, certain of which are outside of the Company’s control, including, but not limited to, shareholder approval of the Redecan acquisition and other customary conditions. A substantial delay in obtaining satisfactory approvals and/or the imposition of unfavourable terms or conditions in the approvals to be obtained could result in the termination of the Redecan Share Purchase Agreement. There can be no certainty, nor can the Corporation provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. If the Redecan acquisition is not completed: (a) the market price of the Common Shares may be impacted to the extent that the market price reflects a market assumption that the Redecan acquisition will be completed; (b) certain costs related to the Redecan acquisition, such as legal, accounting and financial advisory fees, must be paid by the Company even if the Redecan acquisition is not completed; (c) in certain instances, if the Redecan acquisition is not completed, the Company must pay certain expense reimbursement to the Redecan shareholders; (d) the Company may not be successful in finding another business opportunity that is of equal or greater benefit to the Company; and (e) the time and attention of the Company’s management will have been diverted away from the conduct of the Company’s business in the ordinary course.

The Company and the Redecan shareholders have the right, in certain circumstances, to terminate the Redecan Share Purchase Agreement. Accordingly, there can be no certainty, nor can the Company provide any assurance, that the Redecan Share Purchase Agreement will not be terminated by either party prior to the completion of the Redecan acquisition.

If the Redecan acquisition is not completed, the market price of the Common Shares may decline to the extent that the market price reflects a market assumption that the Redecan acquisition will be completed. If the Redecan acquisition is not completed and the Board decides to seek another strategic acquisition, there can be no assurance that it will be able to find an acquisition target of equal interest as Redecan or a party that would be willing to consummate a transaction on terms as favourable as the Redecan acquisition.

Other than as expressly set out in the Redecan Share Purchase Agreement, the Corporation has no contractual recourse or indemnity claim against any person or entity (including the Redecan shareholders) for breach of any representations or warranties set forth in the Redecan Share Purchase Agreement, including the general representations and warranties made in respect of the Redecan business and financial statements, and no representations and warranties (R&W) insurance has been purchased or subscribed in connection with the Redecan acquisition. Consequently, in the event the Redecan acquisition is completed and, following the closing, the Company uncovers one or more material business, financial or operational misrepresentations made by the Redecan shareholders in the Redecan Share Purchase Agreement, the Company would be required to bear the entire financial burden of such misrepresentation with no contractual right to be indemnified by the Redecan shareholders nor from any representations and warranties insurance policy and, in such event, the financial burden of any such material misrepresentation could have an adverse consequence, even a material adverse consequence, on the Corporation’s business, financial position, operations or prospects.

If the Redecan acquisition is completed, and subject to the terms of the Redecan Share Purchase Agreement, the Redecan shareholders will be issued 69,721,116 Common Shares. The issuance of these shares, and the sale of Common Shares in the public market from time to time, including in connection with the demand registration rights granted under the Investor Rights Agreement as well as under the orderly release mechanism under the Share Purchase Agreement, could depress the market price for Common Shares, despite the contractual resale restrictions contained in the Redecan Share Purchase Agreement.

The Redecan shareholders’ significant interest in the Company upon completion of the Redecan acquisition may impact the liquidity of the Common Shares. Although the Redecan shareholders have informed the Company that they will not be acting jointly or in concert with respect to their Common Shares, the Redecan shareholders’ significant voting interest in the Company may discourage transactions involving a change of control of the Company, including transactions in which an investor, as a shareholder, might otherwise receive a premium for its Common Shares over the then-current market price.

The proposed Redecan acquisition could cause the attention of the Company’s management to be diverted from the day-to-day operations of the business and customers or suppliers may seek to modify or terminate their business relationships with the Company. These disruptions could be exacerbated by a delay in the completion of the Redecan acquisition and could have an adverse effect on the business, operating results or prospects of the Company.

Risks Relating to the Secured Note

A significant number of Common Shares are potentially issuable upon conversion, redemption or in satisfaction of payment of other amounts under the Secured Note, and the lower the market or trading price of the Common Shares in the future, the greater the number of Common Shares would become potentially issuable to the Secured Noteholder. Factors both within and beyond the Company’s control could cause the market or trading price of the Common Shares to decline, even significantly, in the future. As a result, shareholders may have their positions significantly diluted by the increase in additional outstanding Common Shares.

In addition, Common Shares issuable upon conversion or redemption of the Secured Note are freely tradeable in the United States and, as such, the sale of Common Shares in the public market in the United States from time to time following conversion or redemption of the Secured Note could depress the market price for Common Shares.

Unless the Secured Note is converted into or redeemed for Common Shares, the Company will require significant cash resources to repay all amounts outstanding thereunder. Moreover, if the Secured Note is redeemed for Common Shares, the Company may still be required to make significant cash payments in connection with the redemption payments if the Requisite Shareholder Approvals are not obtained.

In a number of circumstances contemplated by the applicable provisions of the Secured Note, the Company would require significant cash resources to repay all amounts outstanding thereunder, and such cash amounts would be even greater if the Requisite Shareholder Approvals are not obtained and if the number of Common Shares issuable thereunder is limited to 32,198,894. In addition, the Company does not have the right or option to prepay all or any portion of the Secured Note before the maturity date of the Secured Note. Consequently, the existence and terms of the Secured Note could have an adverse impact on the liquidity and working capital available to the Company, which situation would be exacerbated in the event shareholders do not adopt the Requisite Shareholder Approvals.

Restrictions on U.S. Activities

HEXO only conducts business outside of Canada in jurisdictions where such activities are legally permissible in accordance with the laws of the applicable jurisdictions and the rules and policies of the TSX and the NYSE. Following the passage of the 2018 Farm Bill, the Company is actively working on expansion plans in the United States where and as permitted to take advantage of opportunities in hemp-derived CBD products and markets, such as the Truss CBD USA joint venture with Molson Coors Beverage Company in the State of Colorado and the establishment of KIT USA. The Company expects to use a portion of the proceeds from the Offering for these expansion plans.

The passage of the 2018 Farm Bill in December 2018 removed industrial hemp and hemp-derived products with a THC concentration of not more than 0.3% (dry weight basis) from Schedule I of the U.S. Controlled Substances Act (the “CSA”). This has the effect of legalizing the cultivation of industrial hemp for commercial purposes, including the production of CBD and other cannabinoids, except for THC, subject to regulations to be developed by the U.S. Department of Agriculture. Despite cannabis having been legalized at the state level for medical use in many states and for adult use in a number of states, cannabis containing 0.3% or more THC continues to be categorized as a Schedule I controlled substance under the CSA and subject to the U.S. Controlled Substances Import and Export Act (the “CSIEA”).

CBD is increasingly used as an ingredient in food and beverages, as an ingredient in dietary supplements and as an ingredient in cosmetics, thereby generating new investments and creating employment in the cultivation and processing of hemp and hemp-derived products. Foods and beverages, dietary supplements, pharmaceuticals, and cosmetics containing CBD are all subject to regulation under the U.S. Federal Food, Drug and Cosmetics Act (the “FDCA”). The FDA has asserted that CBD is not a lawful ingredient in foods and beverages, supplements and pharmaceuticals (unless FDA-approved). As such, in the future if it decided to commercialize products containing CBD, and although the Company would work to maintain compliance with all applicable regulatory requirements, any potential FDA enforcement action against the Company could result in a number of negative consequences, including fines, disgorgement of profits, recalls or seizures of products, or a partial or total suspension of the Company’s production or distribution of its products.

HEXO does not currently produce or distribute any cannabis products in the United States or accept payments from any party that does so. While HEXO is entering into the U.S. CBD market, it will do so in full compliance with the CSA, the CSIEA, the FCDA and all other applicable federal and state laws. Nonetheless, violations of any U.S. federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings initiated by either the U.S. federal government or private citizens or criminal charges, including, but not limited to, disgorgement of profits, cessation of business and activities or divestiture.

HEXO’s U.S. expansion plans are also subject to the rules of the TSX. On October 16, 2017, the TSX provided clarity regarding the application of Sections 306 (Minimum Listing Requirements) and 325 (Management) and Part VII (Halting of Trading, Suspension and Delisting of Securities) of the TSX Company Manual (collectively, the “TSX Requirements”) to applicants and TSX-listed issuers with business activities in the cannabis sector. In TSX Staff Notice 2017-0009, the TSX notes that issuers with ongoing business activities that violate U.S. federal law regarding cannabis are not in compliance with the TSX Requirements. These business activities may include (i) direct or indirect ownership of, or investment in, entities engaging in activities related to the cultivation, distribution or possession of cannabis in the U.S., (ii) commercial interests or arrangements with such entities, (iii) providing services or products specifically targeted to such entities, or (iv) commercial interests or arrangements with entities engaging in providing services or products to U.S. cannabis companies. The TSX reminded issuers that, among other things, should the TSX find that a listed issuer is engaging in activities contrary to the TSX Requirements, the TSX has the discretion to initiate a delisting review. Failure by the Company to comply with the requirements could have an adverse effect on its business.

HEXO does not engage in any U.S. cannabis-related activities as defined in Canadian Securities Administrators Staff Notice 51-352, and does not engage in any other activities involving cannabis or hemp with any level of THC or CBD in the United States except to the extent fully in compliance with U.S. federal law and all applicable state laws. We only conduct business in jurisdictions outside of Canada where such operations are legally permissible in accordance with all of the federal laws, and the state, provincial or similar laws, of the foreign jurisdiction, the federal, provincial and territorial laws of Canada and our regulatory obligations to the TSX. In addition, HEXO does not currently have any partnerships, joint ventures or similar arrangements with U.S.-based companies that may themselves participate in the U.S. cannabis market except in compliance with U.S. federal law and all applicable state laws.

COVID-19

The outbreak of the novel coronavirus, or COVID-19, which was declared a pandemic by the World Health Organization in March 2020, has spread across the globe and is impacting economic activity worldwide. In response to the outbreak, governmental authorities in Canada and internationally have introduced various recommendations and measures to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing. The COVID-19 pandemic and the response of governmental authorities to try to limit it have had, and continue to have, a significant impact on the private sector and individuals, including unprecedented business, employment and economic disruptions.

Since the outbreak of the pandemic, the Company has taken various steps to mitigate the impact of COVID-19, including implementing precautionary measures at its facilities to ensure the safety of its staff and product consumers. These measures include: the formation of a COVID-19 response team which is tasked to manage the Company’s information flow of COVID-19 updates, review public health and safety protocols as outlined by the appropriate governmental authorities and develop in house action plans to mitigate these risks and comply accordingly; the transfer of all functions possible to work from home; for those functions which need to remain “on site”, the implementation of precautionary measures involving social distancing, full personal protective equipment such as gloves and masks, and additional personal sanitation stations throughout our manufacturing and administrative facilities; the implementation of travel restrictions for work-related travel where deemed unnecessary; restricted visitor access to our facilities; and initiation of a “Hero Pay” program to support our cultivation and manufacturing employees who continue to work during the pandemic.

Fortunately, the Company’s operations, results and financial position have not been materially impacted by COVID-19 related issues. We have not experienced material disruptions in our labour inputs and cultivation and processing activities, there have been no indicators of material issues to our supply chain, and on the consumer side, product demand has remained stable and cannabis retail has been declared an essential service across Canada and, as such, our provincial distribution remains relatively unimpeded. While it remains uncertain as to whether COVID-19 will ultimately increase or diminish demand and sales of cannabis across Canada, we continue to work with provincial and private entities towards the goal of penetrating deeper into all markets and allow for the public to safely and reliably consume our products. We currently do not foresee any impact to supply to the market and, therefore, any impact on our cultivation, manufacturing and producing activities. However, despite these mitigation steps and the minimal impact on the Company’s business to date, the continued presence and spread of COVID-19 nationally and globally could have a material adverse impact on our business, operations, financial results, position and prospects, including through disruptions in our cultivation and processing activities, supply chains and sales channels, and a reduction in supply of, or demand for, the Company’s products.

Persistent social distancing measures and restrictions imposed by the federal, provincial and territorial governments in Canada on the movement of individuals and the distribution of cannabis in the country may adversely affect the Company’s cannabis sales. It is difficult for the Company to predict how the COVID-19 pandemic may affect the Company’s business in the future, including the effect it may have (positive or negative; long or short term) on the price of, and demand for, cannabis. It is possible that the COVID-19 pandemic could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects as well as the market for its securities and/or its ability to obtain financing. The extent to which the COVID-19 pandemic impacts the Company’s results will depend on future developments that are highly uncertain and cannot be predicted, including new information that may emerge concerning the duration of the outbreak, the severity of the virus, and the actions taken to contain its impact.

In addition, COVID-19 is impacting cannabis retail sales channels and may adversely affect the Company’s ability to successfully market and sell its products. While cannabis retail has been declared an essential service by provincial governments, with retailers continuing to operate with a mix of online and in-store sales and curbside pick-up and/or delivery services, and while licensed producers can continue production, the situation is uncertain. Moreover, sales volumes of cannabis may be adversely impacted by consumer “social distancing” behaviours. What further impact, if any, the COVID-19 pandemic may have on cannabis retail markets is unpredictable. The COVID-19 pandemic may also negatively impact service levels with Health Canada, which licences and regulates the Company’s operations. The continued spread of COVID-19 nationally and globally could also lead to a deterioration of general economic conditions including a possible national or global recession.

Due to the speed with which the COVID-19 situation is developing and the uncertainty of its magnitude, outcome and duration, it is not possible to estimate its impact on our business, operations or financial results; however, the impact could be material. The Company continues to monitor the situation and work with its stakeholders, including employees, customers and suppliers, in order to assess further possible implications to its business, supply chain and customers, and, where practicable, mitigate adverse consequences and responsibly address this global pandemic.

Litigation

The Company may become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Should any litigation in which the Company becomes involved be determined against the Company, such a decision could adversely affect the Company’s ability to continue operating and the market price for the Common Shares and could use significant resources. Even if the Company is involved in litigation and wins or receives a favourable outcome, litigation can redirect significant company resources. While the Company cannot predict the outcome of any litigation that it is or may be involved in, it intends to assert all available defences and vigorously defend these proceedings. Defending litigation, whether or not meritorious, is time-consuming for management and detracts from the Company’s ability to fully focus its internal resources on its business activities. In addition, legal fees and costs incurred in connection with such activities may be significant and the Company could, in the future, be subject to judgments or enter into settlements of claims for significant monetary damages. A decision adverse to the Company’s interests could result in the payment of substantial damages and could have a material adverse effect on our cash flow, results of operations and financial position, and the limits of available insurance may be insufficient to cover our eventual liability.

Investment Company Act Status

The U.S. Investment Company Act of 1940, as amended (the “Investment Company Act”), prohibits a non-U.S. issuer that is an “investment company” as defined therein from making public offers or sales of securities in the United States. An issuer generally will be deemed to be an “investment company” for purposes of the Investment Company Act if it owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

While we do not currently believe we are an “investment company,” we hold assets that are investment securities, including our interests in Truss Limited Partnership and Truss CBD USA. We do not control the ability to restructure the Truss arrangements such that they are not investment securities. We also intend to enter into other joint ventures or similar arrangements, which may involve investment securities. If the value of our interests in Truss Limited Partnership and Truss CBD USA, in other joint ventures or in other investment securities relative to our total assets were to increase, we may be deemed to be an investment company. In that case, we may not be able to raise additional funds through public offers and sales of securities in the United States and may otherwise have to substantially restrict or restructure our operations. We would not be able to avoid this outcome by registering as an investment company under the Investment Company Act because the Investment Company Act generally prohibits non-U.S. entities from registering and also imposes many restrictions on the capital structure, governance, and activities of registered investment companies, with which we would be unable to comply.

PFIC Status

Based upon the nature of the Company’s current business activities, the Company does not believe it was a “passive foreign investment company” (“PFIC”) for U.S. income tax purposes for the fiscal year ended July 31, 2020, and, based on current business plans and financial expectations, the Company does not expect to be a PFIC for the fiscal year ended July 31, 2021 or the current year and expects that it should not be a PFIC for the foreseeable future. However, the tests for determining PFIC status are based upon the composition of the income and assets of the Company and its subsidiaries and affiliates from time to time, and it is difficult to make accurate predictions of future income and assets. Accordingly, there can be no assurance that the Company will not become a PFIC in the future. A non-U.S. corporation generally will be considered a PFIC for any taxable year if either: (i) at least 75% of its gross income is passive income; or (ii) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income (which generally includes cash). If the Company were to be classified as a PFIC for any taxation year, such characterization could result in adverse U.S. income tax consequences to certain U.S. investors in the Company.

CONSOLIDATED CAPITALIZATION

There have been no changes in the consolidated capitalization of HEXO since April 30, 2021, other than the following:

(a)	subsequent to April 30, 2021, a total of 327,968 Common Shares were issued pursuant to the exercise of stock options for gross proceeds of $925,048;

(b)

subsequent to April 30, 2021, a total of 428,709 Common Shares were issued pursuant to the exercise of common share purchase warrants for gross proceeds of $1,356,076. 232,626 of these Common Shares were issued pursuant to a cashless exercise feature under the applicable warrants;

(c)	subsequent to April 30, 2021, a total of 6,373,926 Common Shares were issued pursuant to sales under the ATM Program for gross proceeds of $16,896,954 and US$24,852,213;

(d)	subsequent to April 30, 2021, the Secured Note in the principal amount of US$360.0 million was issued by the Company as described in “The Company—Recent Developments – Secured Note Financing”;

(e)

subsequent to April 30, 2021, a total of 4,602,241 Common Shares were issued to satisfy Optional Redemption Payments or satisfy partial conversion of the Secured Note as described in “The Company—Recent Developments – Secured Note Financing”; and

(f)

subsequent to April 30, 2021, a total of 17,579,336 Common Shares to the former shareholders of Zenabis in consideration for the acquisition of the shares of Zenabis as described in “The Company—Recent Developments – The Zenabis Acquisition”.

DESCRIPTION OF THE SECURITIES

Description of Units

The Offering consists of • Units, with each Unit consisting of one Unit Share and one-half of one Warrant. Each Warrant will entitle the holder thereof to acquire one Warrant Share at an exercise price of $• per Warrant Share, until 5:00 p.m. (Eastern time) on the date that is five years following the Closing Date, subject to adjustment in certain customary events. The Units will immediately separate into Unit Shares and Warrants upon issuance. The Units will not be certificated.

Unit Shares and Warrant Shares

The Unit Shares and Warrant Shares will have all of the characteristics, rights and restrictions of our Common Shares. The authorized capital of the Company consists of an unlimited number of Common Shares and an unlimited number of special shares, issuable in series. As of August 18, 2021, there were 152,911,870 Common Shares and no special shares outstanding. See “Description of Securities – Common Shares” in the Shelf Prospectus for a description of the material attributes and characteristics of the Common Shares.

Warrants

The Company does not intend to apply to list the Warrants on the TSX, the NYSE, the Nasdaq or any other securities exchange or other trading system. There is currently no market through which the Warrants may be sold and purchasers may not be able to resell Warrants purchased under this Prospectus Supplement. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Warrants and the extent of issuer regulation. The Warrants will be issued under and governed by the Warrant Indenture to be entered into on the Closing Date between the Company and TSX Trust Company, as warrant agent. The Company will appoint the principal transfer office of the TSX Trust Company in Toronto, Ontario as the location at which the Warrants may be surrendered for exercise, transfer or exchange. A register of holders will be maintained at the primary offices of the warrant agent in Toronto, Ontario. Under the Warrant Indenture, the Company may, subject to applicable law, purchase by private contract or otherwise, any of the Warrants then outstanding, and any Warrants so purchased will be cancelled.

Each Warrant will be transferable and will entitle the holder thereof to acquire one Warrant Share at an exercise price of $• per Warrant Share, until 5:00 p.m. (Eastern time) on the date that is five years following the Closing Date, subject to adjustment in certain customary events, after which time the Warrants will expire and become null and void. The Warrant Indenture will provide that, subject to compliance with applicable securities legislation and approval of applicable regulatory authorities, the Company will be entitled to purchase in the market, by private contract or otherwise, all or any of the Warrants then outstanding, and any Warrants so purchased will be cancelled.

The Warrant Indenture will provide for adjustment in the number of Warrant Shares issuable upon the exercise of the Warrants and/or the exercise price per Warrant Share upon the occurrence of certain events, including:

(a)

the issuance of Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all of the holders of the Common Shares by way of a stock dividend or other distribution (other than a distribution of Warrant Shares upon the exercise of any Warrants);

(b)	the subdivision, redivision or change of the Common Shares into a greater number of Common Shares;

(c)	the consolidation, reduction or combination of the Common Shares into a lesser number of Common Shares;

(d)

the issuance to all or substantially all of the holders of the Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase Common Shares, or securities exchangeable for or convertible into Common Shares; and

(e)

the issuance or distribution to all or substantially all of the holders of the Common Shares of (i) securities of any class, whether of the Company or any other trust (other than Common Shares), (ii) rights, options or warrants to subscribe for or purchase Common Shares (or other securities convertible into or exchangeable for Common Shares), other than pursuant to a “Rights Offering” (as defined in the Warrant Indenture); (iii) evidences of its indebtedness or (iv) any property or other assets.

The Warrant Indenture will also provide for adjustment in the class and/or number of securities issuable upon the exercise of the Warrants and/or exercise price per security in the event of the following additional events:

(a)	reclassifications of the Common Shares or a capital reorganization of the Company;

(b)	consolidations, amalgamations, arrangements or mergers of the Company with or into any other corporation or other entity; or

(c)	the transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another corporation or other entity.

No adjustment in the exercise price or the number of Warrant Shares issuable upon the exercise of the Warrants will be required to be made unless the cumulative effect of such adjustment or adjustments would result in a change of at least 1% in the exercise price or a change in the number of Warrant Shares issuable upon exercise by at least one one-hundredth of a Warrant Share, as the case may be. Furthermore, no adjustment will be made in the right to acquire Warrant Shares if an issue of Common Shares of the Company is being made in connection with a share incentive plan, restricted share plan or share purchase plan for the benefit of directors, officers, employees, consultants or other service providers, or the satisfaction of existing instruments issued as of the date of the Warrant Indenture.

The Company will covenant in the Warrant Indenture that, during the period in which the Warrants are exercisable, it will give notice to TSX Trust Company and to the holders of the Warrants of certain stated events, including events that would result in an adjustment to the exercise price for the Warrants or the number of Warrant Shares issuable upon exercise of the Warrants, at least 14 days prior to the record date of such event, if any.

No fractional Warrant Shares will be issuable upon the exercise of any Warrants and no cash or other consideration will be paid in lieu of fractional Warrant Shares. Holders of Warrants will not have any voting or pre-emptive rights or any other rights which a holder of Common Shares would have.

The Company may provide certain buy-in rights to a holder if it fails to cause the Warrant Agent to deliver the Warrant Shares by three trading days after the delivery to the Company of the notice of exercise and the aggregate exercise price (or notice of a cashless exercise). The buy-in rights apply if after the trading day after the date of such delivery by the holder, the holder purchases (in an open market transaction or otherwise) Common Shares to deliver in satisfaction of a sale by the holder of the Warrant Shares that the holder anticipated receiving from the Company upon exercise of the Warrant. In this event, the Company will: (i) pay in cash to the holder the amount equal to the excess (if any) of the buy-in price over the product of (A) such number of Warrant Shares, times (B) the price at which the sell order giving rise to holder’s purchase obligation was executed; and (ii) at the election of holder, either (A) reinstate the portion of the Warrant as to such number of Warrant Shares, or (B) deliver to the holder a certificate or certificates representing such number of Warrant Shares that would have been issued to the holder had the Company complied with its delivery obligations under the Warrant Indenture.

The Warrant Indenture will include certain beneficial ownership limitations under which Warrants will not be exercisable to the extent that, after giving effect to the issuance of the Warrant Shares issuable upon such exercise of the Warrants, the holder, together with its affiliates and other persons acting as a group with the holder or any of its affiliates, would beneficially own in excess of 4.99% of the number of Common Shares outstanding immediately after giving effect to such issuance. Such beneficial ownership limitation may be increased or decreased by the holder upon notice to the Company, to a maximum of 9.99%. Except as provided in the Warrant Indenture, beneficial ownership will be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. To the extent the beneficial ownership limitations apply, the determination of whether a Warrant is exercisable and of which portion of a Warrant is exercisable shall be in the sole discretion and at the sole responsibility of the holder, and the submission of an exercise notice in respect of any Warrants shall be deemed to be the holder’s determination of whether the Warrants are exercisable, and neither the warrant agent nor the Company will have any obligation to verify or confirm the accuracy of such determination.

The Warrant Indenture will provide that the Company will use its reasonable best efforts to maintain the registration statement or another registration statement relating to the Warrant Shares effective until the earlier of the expiration date of the Warrants and the date on which no Warrants remain outstanding (provided, however, that nothing shall prevent the Company’s amalgamation, arrangement, merger or sale, including any take-over bid, and any associated delisting or deregistration or ceasing to be a reporting issuer, provided that, so long as the Warrants are still outstanding and represent a right to acquire securities of the acquiring company, the acquiring company shall assume the Company’s obligations under the Warrant Indenture). If no such registration statement is effective, no person holding Warrants will be permitted to exercise Warrants, unless an exemption from the registration requirements of the Securities and applicable state securities laws is available. During any such period, any person holding Warrants may give notice of their desire to exercise the Warrants, at which time the Company will permit the cashless exercise of the Warrants and issue such number of Warrant Shares calculated pursuant to the provisions of the Warrant Indenture, provided that such Warrant Shares shall not be subject to any transfer restrictions in the United States or Canada. If no such registration statement is effective, the Company will notify the holders of the Warrants in accordance with the provisions of the Warrant Indenture

The Warrant Indenture will provide that, from time to time, the Company may amend or supplement the Warrant Indenture for certain purposes, without the consent of the holders of the Warrants, including curing defects or inconsistencies or making any change that does not prejudice the rights of any holder. Any amendment or supplement to the Warrant Indenture that would prejudice the interests of the holders of Warrants may only be made by “extraordinary resolution”, which will be defined in the Warrant Indenture as a resolution either: (i) passed at a meeting of the holders of Warrants at which there are holders of Warrants present in person or represented by proxy representing at least 20% of the aggregate number of the then outstanding Warrants by the affirmative vote of the holders of Warrants representing not less than 66 2/3% of the aggregate number of Warrants represented at the meeting and voted on the poll upon such resolution; or (ii) adopted by an instrument in writing signed by the holders of Warrants representing not less than 66 2/3% of the aggregate number of all the then outstanding Warrants.

The foregoing summary of certain anticipated provisions of the Warrant Indenture does not purport to be complete and is qualified in its entirety by reference to the provisions of the Warrant Indenture in the form to be agreed upon by the parties. Reference should be made to the Warrant Indenture for the full text of attributes of the Warrants which will be filed by the Company under its corporate profile on SEDAR and EDGAR following the closing of the Offering.

DIVIDEND POLICY

HEXO has never paid any dividends on its Common Shares. HEXO does not intend to pay dividends on any of its Common Shares in the foreseeable future. In addition, HEXO is restricted from paying dividends pursuant to certain solvency tests prescribed under the Business Corporations Act (Ontario) and is currently subject to contractual restrictions on the payment of dividends under the Secured Note and, if there is any event of default thereunder, the Company’s outstanding convertible debentures maturing December 5, 2022.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Company has agreed to issue and sell and the Underwriters have severally agreed to purchase, subject to and in compliance with all necessary legal requirements and the conditions contained in the Underwriting Agreement, a total of • Units at the Offering Price, payable in cash to the Company against delivery of the Unit Shares and Warrants comprising such Units, on the Closing Date. Subject to the terms and conditions of the Underwriting Agreement, each Underwriter has severally agreed to purchase the number of Units listed next to its name in the following table:

Number of Units
Underwriter
A.G.P./Alliance Global Partners	•

Cantor Fitzgerald Canada Corporation	•

Total	•

The Offering Price was determined by arms’ length negotiation between the Company and the Underwriters with reference to the prevailing market price of the Common Shares.

The Underwriters propose to offer the Units initially at the Offering Price specified on the cover page of this Prospectus Supplement. After the Underwriters have made a reasonable effort to sell all of the Units at the price specified on the cover page, the Offering Price may be decreased and may be further changed from time to time to an amount not greater than that set out on the cover page, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Units is less than the price paid by the Underwriters to the Company. Upon execution of the Underwriting Agreement, the Underwriters will be obligated to purchase the Units, subject to the terms and conditions of the Underwriting Agreement, at the price and upon the terms stated therein and, as a result, will thereafter bear any risk associated with changing the Offering Price.

The obligations of the Underwriters under the Underwriting Agreement are several and are not joint, nor joint and several, and may be terminated at their discretion upon the occurrence of certain stated events as set out in the Underwriting Agreement. These include certain market disruption events, the suspension of trading in the Common Shares, a banking moratorium or related disruption events, certain material inquiries, investigations or proceedings, certain changes in law that prevent or materially restrict the distribution or trading of the Common Shares, certain material changes, a breach of material terms, conditions or covenants in the Underwriting Agreement or certain events relating to outbreak (including, without limitation, matters caused by, related to or resulting from the COVID-19 outbreak), escalation of hostilities, acts of terrorism and other events that may make it impracticable or inadvisable to proceed with the Offering. The Underwriters are, however, obligated to take up and pay for all of the Units (other than the Additional Units issuable pursuant to the Over-Allotment Option) if any of the Units are purchased under the Underwriting Agreement. In connection with the Offering, the Underwriters or securities dealers may distribute this Prospectus Supplement and the Shelf Prospectus electronically.

The Offering is being made concurrently in all of the provinces and territories of Canada and in the United States pursuant to the multi-jurisdictional disclosure system implemented by the SEC and the securities regulatory authorities in Canada. The Units will be offered in the United States and Canada by the Underwriters either directly or through their respective U.S. or Canadian broker-dealer affiliates or agents, as applicable. Subject to applicable law, the Underwriters may offer the Units outside of Canada and the United States. A.G.P./Alliance Global Partners is not registered to sell securities in any Canadian jurisdiction and, accordingly, will only sell Units outside of Canada.

The closing of the Offering is anticipated to be on or about August •, 2021 or such other date as may be agreed upon between the Company and the Underwriters (the “Closing Date”).

Underwriter Compensation

The Company has agreed to pay the Underwriters the Underwriters’ Fee equal to 4.5% of the gross proceeds from the Offering (including any gross proceeds resulting from the exercise of the Over-Allotment Option). The Underwriters’ Fee is payable in cash in respect of an amount equal to 4.0% of the gross proceeds from the Offering (including any gross proceeds resulting from the exercise of the Over-Allotment Option) and in the Underwriters’ Shares to be issued at a price equal to the Offering Price in respect of an amount equal to 0.5% of the gross proceeds from the Offering (including any gross proceeds resulting from the exercise of the Over-Allotment Option). The following table shows the Offering Price, the cash portion of the Underwriters’ Fee and the net proceeds, before expenses, to the Company.

	Per Unit		Total
Offering Price to the public	US$	•	US$	•
Underwriters’ Fee (4.0% cash portion)	US$	•	US$	•
Net proceeds, before expenses, to the Company	US$	•	US$	•

The Company has also agreed to reimburse the Underwriters for reasonable expenses incurred in connection with the Offering, including reasonable legal fees, in an amount not to exceed $175,000, and reimburse for non-accountable expenses, which shall not exceed $25,000.

Over-Allotment Option

The Company has granted the Underwriters the Over-Allotment Option, exercisable in whole or in part, at any time and from time to time, at the sole discretion of the Underwriters, for a period of 30 days from the Closing Date, to purchase up to an additional amount of Units equal to 15% of the Units sold pursuant to the Offering, being • Additional Units, at the Offering Price, to cover over-allotments, if any, and for market stabilization purposes. This Prospectus Supplement, together with the Shelf Prospectus, qualifies the grant of the Over-Allotment Option and the Additional Securities issuable upon exercise of the Over-Allotment Option, as well as the Warrant Shares issuable upon exercise of any Additional Warrants. A purchaser who acquires Additional Securities issuable on the exercise of the Over-Allotment Option acquires such Additional Securities under this Prospectus Supplement regardless of whether the over-allotment position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. If the Over-Allotment Option is exercised in full, and assuming no Units are purchased under the President’s List, the total price to the public, the cash portion of the Underwriters’ Fee and the net proceeds to the Company (before payment of the expenses of the Offering) will be approximately US$•, US$•, and US$•, respectively.

Listing

The Common Shares of the Company are listed for trading on the TSX and the NYSE under the trading symbol “HEXO”. The Company has applied to the TSX to list the Unit Shares and the Warrant Shares on the TSX. Listing is subject to the approval of the TSX in accordance with its applicable listing requirements and will be subject to the Company fulfilling all of the listing requirements of the TSX. The Company has not applied to list the Unit Shares and the Warrant Shares on the NYSE as it is in the process of changing its U.S. stock exchange listing from the NYSE to the Nasdaq. While this transfer remains subject to the approval of the Nasdaq, the Company expects the transfer to occur effective on or about August 24, 2021, with the last day of trading of the Common Shares on NYSE to be on or about August 23, 2021. The Common Shares will continue to trade under the symbol “HEXO” on the Nasdaq. The Company’s application for listing on the Nasdaq will include listing the Unit Shares and the Warrant Shares on the Nasdaq. Listing will be subject to the approval of the Nasdaq in accordance with its applicable listing requirements and will be subject to the Company fulfilling all of the listing requirements of the Nasdaq.

The Company does not intend to apply to list the Warrants on the TSX, the NYSE, the Nasdaq or any other securities exchange or other trading system. There is currently no market through which the Warrants may be sold and purchasers may not be able to resell Warrants purchased under this Prospectus Supplement. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Warrants and the extent of issuer regulation. See “Risk Factors—Risks Related to the Offering—Market for the Warrants”.

The Unit Shares and Warrants comprising the Units will be deposited on the Closing Date with CDS or its nominee or DTC or its nominee, in either case, in electronic form, except in certain circumstances. In such case, a purchaser of Units will receive only a customer confirmation from the Underwriter or registered dealer from or through whom the Units are purchased and who is a CDS or DTC Participant. In certain circumstances as directed by the Underwriters, Unit Shares and/or Warrants comprising Units may be delivered in registered book-entry form with TSX Trust Company, the Company’s transfer agent for the Common Shares and warrant agent for the Warrants, under the DRS offered by the DTC. In such case, a purchaser of Units will receive only a DRS Advice statement in respect of their Unit Shares and/or Warrants.

Lock-Up Agreements

Under the terms of the Underwriting Agreement, during the 60 days from the Closing Date, the Company will not, without the prior written consent of the Underwriters, (i) directly or indirectly, issue, offer, sell, agree to issue, offer or sell, solicit offers to purchase, grant any call option, warrant or other right to purchase, purchase any put option or other right to sell, pledge, borrow or otherwise dispose of any Common Shares or other security of the Company or any security convertible into, or exercisable or exchangeable for, Common Shares or any other such security (“Relevant Security”), or make any public announcement of any of the foregoing, (ii) establish or increase any “put equivalent position” or liquidate or decrease any “call equivalent position” with respect to any Relevant Security, and (iii) otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequence of ownership of a Relevant Security, whether or not such transaction is to be settled by delivery of Relevant Securities, other securities, cash or other consideration, other than: (i) pursuant to the Underwriting Agreement; (ii) the issuance of Common Shares upon the exercise of the Company’s currently outstanding options or other security-based compensation securities; (iii) the issuance of Common Shares upon the exercise of the Company’s currently outstanding warrants; (iv) the grant of options or other security-based compensation securities under the Company’s security-based compensation plans in effect on the date hereof or the issuance of Common Shares on exercise of such securities; (v) the issuance of Common Shares upon the conversion, redemption or other repayments under the Secured Note and the Company’s outstanding convertible debentures maturing December 5, 2022; and (vi) the issuance of any Common Shares in connection with any arm’s length acquisitions including the acquisitions of Redecan and 48North.

It will be a condition of closing of the Offering that all directors, executive officers and certain other members of management of the Company will have agreed, subject to limited exceptions, not to, directly or indirectly, (i) offer, sell, agree to offer or sell, solicit offers to purchase, grant any call option or purchase any put option with respect to, pledge, borrow or otherwise dispose of any Relevant Security, and (ii) establish or increase any “put equivalent position” or liquidate or decrease any “call equivalent position” with respect to any Relevant Security, or otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequence of ownership of a Relevant Security, whether or not such transaction is to be settled by delivery of Relevant Securities, other securities, cash or other consideration, until 60 days from the Closing Date without the prior written consent of the Underwriters.

Price Stabilization

In connection with the Offering, the Underwriters may purchase and sell Common Shares in the open market, subject to the limitations described below. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of Common Shares in excess of the number of Common Shares to be purchased by the Underwriters in the Offering, which creates a syndicate short position. “Covered” short sales are sales of Common Shares made in an amount up to the number of Common Shares represented by the Over-Allotment Option. In determining the source of Common Shares to close out the covered syndicate short position, the Underwriters will consider, among other things, the price of Common Shares available for purchase in the open market as compared to the price at which they may purchase Common Shares through the Over-Allotment Option. Transactions to close out the covered syndicate short involve either purchases of the Common Shares in the open market after the distribution has been completed or the exercise of the Over-Allotment Option. The Underwriters may also make “naked” short sales of Common Shares in excess of the Over-Allotment Option. The Underwriters must close out any naked short position by purchasing Common Shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the Common Shares in the open market after pricing that could adversely affect investors who purchase in the Offering. Stabilizing transactions consist of bids for or purchases of Common Shares in the open market while the Offering is in progress.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the Common Shares. They may also cause the price of the Common Shares to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The Underwriters may conduct these transactions in the over-the-counter market or otherwise. If the Underwriters commence any of these transactions, they may discontinue them at any time.

In accordance with policy statements of certain Canadian securities regulatory authorities and the Universal Market Integrity Rules for Canadian Marketplaces (“UMIR”), the Underwriters may not, at any time during the period of distribution, bid for or purchase Common Shares. The foregoing restriction is, however, subject to certain exceptions as permitted by such policy statements and UMIR. These exceptions include a bid or purchase permitted under the provisions of such policy statements and the UMIR relating to market stabilization and market balancing activities and a bid or purchase on behalf of a customer where the order was not solicited.

Indemnification

We have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act and applicable Canadian securities laws, or to contribute to payments the Underwriters may be required to make because of any of those liabilities.

Selling Restrictions

Other than in the United States and each of the provinces and territories of Canada, no action has been taken by the Company that would permit a public offering of the Offered Units in any jurisdiction where action for that purpose is required. The Offered Units may not be offered or sold, directly or indirectly, nor may this Prospectus Supplement or any other offering material or advertisements in connection with the offer and sale of any such Offered Units be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this Prospectus Supplement comes are advised to inform themselves about and to observe any restrictions relating to the Offering and the distribution of this Prospectus Supplement. This Prospectus Supplement does not constitute an offer to sell or a solicitation of an offer to buy any Offered Units in any jurisdiction in which such an offer or a solicitation is unlawful.

Electronic Distribution

A prospectus supplement in electronic format may be made available on websites or through other online services maintained by the Underwriters of this Offering, or by its affiliates. Other than the Prospectus Supplement in electronic format, the information on the Underwriters’ respective websites and any information contained in any other website maintained by the Underwriters is not part of this prospectus supplement, prospectus or the registration statement of which this prospectus supplement and prospectus forms a part, has not been approved and/or endorsed by us or the Underwriters in their capacity as an Underwriters.

PRIOR SALES

The following table sets forth the details regarding all issuances of Common Shares, including issuances of all securities convertible or exchangeable into Common Shares, during the 12-month period before the date of this Prospectus Supplement.

Date	Type of Security Issued	Note	Issuance/ Exercise Price per Security	Issued
November 9, 2020	Common Shares	2	$4.20	875
November 11, 2020	Common Shares	2	$3.84	1,285,000
December 2, 2020	Common Shares	3	$3.00	1,250
December 2, 2020	Common Shares	2	$3.84	10,000
December 7, 2020	Common Shares	2	$4.20	3,000
December 15, 2020	Common Shares	2	$4.20	1,250
January 11, 2021	Common Shares	2	$4.20	3,000
January 11, 2021	Common Shares	2	$3.84	5,000
January 12, 2021	Common Shares	2	$4.20	6,250
January 12, 2021	Common Shares	2	$4.20	10,000
January 14, 2021	Common Shares	2	$3.84	4,375
January 14, 2021	Common Shares	2	$4.20	500
January 15, 2021	Common Shares	3	$5.08	5,625
January 15, 2021	Common Shares	3	$5.48	9,000
January 15, 2021	Common Shares	2	$4.20	11,250
January 18, 2021	Common Shares	2	$3.84	16,875
January 18, 2021	Common Shares	2	$4.20	6,562

January 19, 2021	Common Shares	2		$5.08		5,625
January 19, 2021	Common Shares	2		$3.84		26,250
January 20, 2021	Common Shares	3		$5.08		41
January 20, 2021	Common Shares	2		$3.84		6,250
February 2, 2021	Common Shares	2		$3.84		26,051
February 2, 2021	Common Shares	2		$4.20		238
February 4, 2021	Common Shares	3		$5.08		229
February 8, 2021	Common Shares	2		$3.84		46,110
February 10, 2021	Common Shares	2		$3.84		6,132
February 19, 2021	Common Shares	2		$4.20		2,934
February 19, 2021	Common Shares	2		$4.20		557
February 22, 2021	Common Shares	2		$3.84		3,808
February 23, 2021	Common Shares	2		$3.84		6,500
February 23, 2021	Common Shares	2		$4.20		471
March 3, 2021	Common Shares	2		$4.20		666
March 5, 2021	Common Shares	2		$3.84		4,100
March 5, 2021	Common Shares	2		$4.20		4,295
March 10, 2021	Common Shares	2		$4.20		10,672
March 22, 2021	Common Shares	2		$3.84		10,682
March 23, 2021	Common Shares	3		$5.48		13,000
March 23, 2021	Common Shares	3		$2.32		37,500
March 23, 2021	Common Shares	3		$3.00		6,250
March 31, 2021	Common Shares	2		$3.84		1,339
April 1, 2021	Common Shares	2		$4.20		1,147
April 13, 2021	Common Shares	3		$5.08		3,563
May 13, 2021	Common Shares	4		$8.14		296,500
May 13, 2021	Common Shares	4	US$	6.74		580,000
May 13, 2021	Common Shares	2		$3.84		197,942
May 13, 2021	Common Shares	2		$4.20		9,920
May 13, 2021	Common Shares	2		$3.84		21,225
May 14, 2021	Common Shares	4		$7.61		110,901
May 14, 2021	Common Shares	4	US$	6.30		300,000
May 17, 2021	Common Shares	4		$7.29		181,200
May 17, 2021	Common Shares	4	US$	6.00		360,000
May 18, 2021	Common Shares	4		$7.35		515,000
May 18, 2021	Common Shares	4	US$	6.07		674,000
May 19, 2021	Common Shares	4		$7.36		265,100
May 19, 2021	Common Shares	4	US$	6.10		507,000
May 20, 2021	Common Shares	4		$7.28		244,200
May 20, 2021	Common Shares	4	US$	6.04		479,091
May 20, 2021	Common Shares	2		$3.84		2,129
May 21, 2021	Common Shares	4		$6.96		175,200
May 21, 2021	Common Shares	4	US$	5.74		275,000
May 25, 2021	Common Shares	4	US$	5.81		420,000
May 25, 2021	Common Shares	4		$7.01		235,700
May 25, 2021	Common Shares	4	US$	5.82		479,934
May 26, 2021	Common Shares	4		$7.03		425,100
May 27, 2021	Secured Note	5	US$	7.01	US$	360,000,000
June 1, 2021	Common Shares	6		$8.61		17,579,336

June 2, 2021	Common Shares	7	US$	7.01	53,495
June 2, 2021	Common Shares	9	US$	6.69	448,639
June 9, 2021	Common Shares	8	US$	6.24	2,644,231
June 17, 2021	Common Shares	2		$7.34	67,461
June 17, 2021	Common Shares	2		$4.80	14,244
June 17, 2021	Common Shares	2		$7.34	67,461
June 23, 2021	Common Shares	2		$7.34	19,274
June 25, 2021	Common Shares	3		$2.82	121,700
June 25, 2021	Common Shares	2		$5.64	1,063
June 25, 2021	Common Shares	2		$5.64	26,850
June 28, 2021	Common Shares	3		$2.82	175,996
June 28, 2021	Common Shares	8	US$	5.75	956,190
June 28, 2021	Common Shares	8	US$	5.79	948,325
June 30, 2021	Common Shares	2		$3.84	1,769
July 6, 2021	Common Shares	10		$6.58	30,018
July 6, 2021	Common Shares	10		$6.58	7,562
July 6, 2021	Common Shares	10		$6.58	22,408
July 15, 2021	Common Shares	10		$5.64	163,518
July 26, 2021	Common Shares	3		$3.00	10,000
July 26, 2021	Common Shares	3		$3.00	25,000
July 27, 2021	Common Shares	3		$2.72	20,272

Notes:

(1)

All amounts of Common Shares and their issue price or the exercise price per Common Share for convertible securities issued before December 17, 2020 have been adjusted to reflect the Share Consolidation which was implemented effective December 17, 2020. See “The Company—Recent Developments—Share Consolidation”.

(2)	These Common Shares were issued on exercise of common share purchase warrants of the Company.
(3)	These Common Shares were issued on exercise of stock options of the Company.
(4)

These Common Shares were issued by the Company under the ATM Program and were sold through the TSX, the NYSE and other marketplaces on which the Common Shares are listed, quoted or otherwise traded at prevailing market prices. The issuance price represents the average sale price for the Common Shares on each applicable date. See “The Company—Recent Developments—At-the-Market Equity Program”.

(5)	The Secured Note was issued by the Company under the Secured Note Financing. See “The Company—Recent Developments – Secured Note Financing”.
(6)	These Common Shares were issued in consideration for the acquisition of the shares of Zenabis. See “The Company—Recent Developments – The Zenabis Acquisition”.
(7)	These Common Shares were issued in satisfaction of a partial conversion of the Secured Note in the amount of US$375,000. See “The Company—Recent Developments – Secured Note Financing”.
(8)

These Common Shares were issued in satisfaction of Optional Redemption Payments in respect of the Secured Note in the amounts of US$16,500,000, US$5,500,000 and US$5,500,000 respectively. See “The Company—Recent Developments – Secured Note Financing”.

(9)	These Common Shares were issued as compensation in connection with the brokering of the Company’s acquisition of Zenabis.
(10)	These Common Shares were issued on exercise of restricted share units of the Company.

TRADING PRICES AND VOLUMES

The Common Shares are listed on the TSX and the NYSE under the trading symbol “HEXO”. The following tables set forth the reported adjusted close high and low prices and monthly trading volumes of the Common Shares for the 12-month period prior to the date of this Prospectus Supplement.

	TSX(1)
Month	High	Low	Total Volume
August 1-18, 2021	$4.94	$4.26	16,021,130
July 2021	$6.85	$4.95	26,040,598
June 2021	$8.65	$7.05	32,192,386

	TSX(1)
Month	High	Low	Total Volume
May 2021	$8.93	$6.94	35,584,391
April 2021	$8.24	$6.57	25,656,803
March 2021	$9.80	$7.94	39,928,567
February 2021	$13.05	$8.05	61,657,046
January 2021	$9.19	$5.12	61,203,962
December 23-31, 2020	$5.49	$4.67	5,554,067
December 23, 2020	4:1 Share Consolidation(2)
December 1-22, 2020	$1.51	$1.26	21,207,336
November 2020	$1.43	$0.82	27,791,696
October 2020	$1.02	$0.81	9,800,469
September 2020	$1.02	$0.86	8,755,270
August 2020	$1.07	$0.90	10,739,463

Notes:

(1)	Source: Bloomberg.
(2)	See “The Company—Recent Developments—Share Consolidation”.

	NYSE(1)
Month	High		Low		Total Volume
August 1-18, 2021(3)	US$	3.96	US$	3.38	41,630,727
July 2021	US$	5.71	US$	3.98	82,469,715
June 2021	US$	7.18	US$	5.68	80,009,289
May 2021	US$	7.33	US$	5.73	78,232,746
April 2021	US$	6.72	US$	5.22	64,233,925
March 2021	US$	7.83	US$	6.34	85,072,548
February 2021	US$	10.28	US$	6.27	175,721,928
January 2021	US$	7.21	US$	4.00	189,487,358
December 23-31, 2020	US$	4.23	US$	3.68	22,239,949
December 23, 2020		4:1 Share Consolidation(2)
December 1-22, 2020	US$	1.17	US$	0.98	135,527,402
November 2020	US$	1.12	US$	0.62	119,044,243
October 2020	US$	0.80	US$	0.61	36,926,914
September 2020	US$	0.77	US$	0.64	29,170,871
August 2020	US$	0.81	US$	0.69	50,506,263

Notes:

(1)	Source: Bloomberg.
(2)	See “The Company—Recent Developments—Share Consolidation”.
(3)

The Company has applied to the Nasdaq to change the listing of its Common Shares to the Nasdaq from the NYSE. It is anticipated that this change will become effective on or about August 24, 2021. See “The Company—Recent Developments – Nasdaq Listing”.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date of this Prospectus Supplement, a general summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”) generally applicable to an investor who acquires as beneficial owner Unit Shares and Warrants comprising the Units pursuant to the Offering, and Warrant Shares upon exercise of the Warrants, and who, for the purposes of the Tax Act and at all relevant times, deals at arm’s length with the Company and the Underwriters, is not affiliated with the Company or the Underwriters and who acquires and holds the Unit Shares, Warrants and Warrant Shares as capital property (a “Holder”). Generally, the Unit Shares, Warrants and Warrant Shares will be considered to be capital property to a Holder thereof provided that the Holder does not hold the Unit Shares, Warrants and Warrant Shares in the course of carrying on a business of trading or dealing in securities and such Holder has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Holder (i) that is a “financial institution” for the purposes of the mark-to-market rules contained in the Tax Act; (ii) that is a “specified financial institution” as defined in the Tax Act; (iii) an interest in which would be a “tax shelter investment” as defined in the Tax Act; (iv) that has made a functional currency reporting election under the Tax Act to report in a currency other than the Canadian dollar; or (v) that has or will enter into a “synthetic disposition arrangement” or a “derivative forward agreement”, as those terms are defined in the Tax Act, with respect to the Unit Shares, Warrants and Warrant Shares. Such Holders should consult their own tax advisors with respect to an investment in the Units.

Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada, and that is or becomes, or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of the Units, controlled by a non-resident corporation or other person, or a group of non-resident persons (including corporations) not dealing with each other at arm’s length, for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their tax advisors with respect to the consequences of acquiring Units.

This summary is based upon the current provisions of the Tax Act in force as of the date hereof and counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”). This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account any changes in law or in the administrative policies or assessing practices of the CRA, whether by legislative, governmental or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Holders should consult their own tax advisors with respect to their particular circumstances.

Allocation of Offering Price

Holders will be required to allocate the aggregate cost of a Unit between the Unit Share and the one-half of one Warrant on a reasonable basis in order to determine their respective costs for the purposes of the Tax Act. The Company intends to allocate as consideration for their issue $• to each Unit Share and $• to each one-half of one Warrant acquired as part of a Unit. As of the date of this Prospectus Supplement, the Company believes that such allocation is reasonable but such allocation will not be binding on the CRA or a Holder. The adjusted cost base to a Holder of a Unit Share acquired as part of a Unit will be determined by averaging the cost of such Unit Share with the adjusted cost base of all Common Shares of the Company held by the Holder as capital property immediately before such acquisition.

Exercise of Warrants

No gain or loss will be realized by a Holder on the exercise of a Warrant to acquire a Warrant Share. When a Warrant is exercised, the Holder’s cost of the Warrant Share acquired thereby will be equal to the aggregate of the Holder’s adjusted cost base of such Warrant and the exercise price paid for the Warrant Share. The Holder’s adjusted cost base of the Warrant Share so acquired will be determined by averaging the cost of the Warrant Share with the adjusted cost base to the Holder of all Common Shares of the Company held as capital property immediately before the acquisition of the Warrant Share.

Currency

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Unit Shares, Warrants and Warrant Shares (including dividends, adjusted cost base and proceeds of disposition) must generally be expressed in Canadian Dollars. Amounts denominated in any other currency must be converted into Canadian Dollars generally based on the exchange rate quoted by the Bank of Canada on the date such amounts arise or such other rate of exchange as is acceptable to the Minister of National Revenue (Canada).

Residents of Canada

The following section of this summary applies to Holders who, for the purposes of the Tax Act, are or are deemed to be resident in Canada at all relevant times (“Resident Holders”). Certain Resident Holders whose Unit Shares or Warrant Shares might not constitute capital property may make, in certain circumstances, an irrevocable election permitted by subsection 39(4) of the Tax Act to deem the Unit Shares or Warrant Shares, and every other “Canadian security” as defined in the Tax Act, held by such persons, in the taxation year of the election and each subsequent taxation year to be capital property. This election does not apply to Warrants. Resident Holders should consult their own tax advisors regarding this election.

Expiry of Warrants

The expiry of an unexercised Warrant generally will result in a capital loss to the Resident Holder equal to the adjusted cost base of the Warrant to the Resident Holder immediately before its expiry. See discussion below under the heading “Capital Gains and Capital Losses”.

Dividends

Dividends received or deemed to be received on the Unit Shares or Warrant Shares are required to be included in computing a Resident Holder’s income. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable in respect of “taxable dividends” received from “taxable Canadian corporations” (each as defined in the Tax Act). An enhanced dividend tax credit will be available to individuals in respect of “eligible dividends” designated by the Company to the Resident Holder in accordance with the provisions of the Tax Act. There may be limitations on the Company’s ability to designate dividends as “eligible dividends”.

Dividends received or deemed to be received by a corporation that is a Resident Holder on the Unit Shares or Warrant Shares are required to be included in computing its income but generally will be deductible in computing its taxable income. In certain circumstances, section 55(2) of the Tax Act will treat a taxable dividend received (or deemed to be received) by a Resident Holder that is a corporation as proceeds of dispositions or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a “private corporation” (as defined in the Tax Act) or a corporation controlled by or for the benefit of an individual (other than a trust) or related group of individuals (other than trusts) generally will be liable to pay a refundable tax under Part IV of the Tax Act on dividends received or deemed to be received on the Unit Shares or Warrant Shares to the extent such dividends are deductible in computing the Resident Holder’s taxable income for the year.

Dispositions of Unit Shares, Warrants and Warrant Shares

Upon a disposition (or a deemed disposition) of a Unit Share, a Warrant (other than on the expiry or exercise thereof) or a Warrant Share, a Resident Holder generally will realize a capital gain (or a capital loss) equal to the amount, if any, by which the proceeds of disposition of such Unit Share, Warrant or Warrant Share, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base of such Unit Share, Warrant or Warrant Share to the Resident Holder. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading “Capital Gains and Capital Losses”.

The adjusted cost base to a Resident Holder of a Unit Share acquired pursuant to the Offering or a Warrant Share acquired pursuant to the exercise of a Warrant will be averaged with the adjusted cost base of any other Common Shares of the Company held by such Resident Holder as capital property for the purposes of determining the Resident Holder’s adjusted cost base of each Unit Share or Warrant Share.

Capital Gains and Capital Losses

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in the year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized in the year by such Resident Holder. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any following taxation year against net taxable capital gains realized in such year to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized on the disposition or deemed disposition of Unit Shares or Warrant Shares by a Resident Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on such shares or shares substituted for such shares to the extent and in the circumstances specified by the Tax Act. Similar rules may apply where a Resident Holder that is a corporation is a member of a partnership or beneficiary of a trust that owns such shares or that itself is a member of a partnership of a beneficiary of a trust that owns such shares. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay a refundable tax on its “aggregate investment income” for the year, which will include taxable capital gains.

Minimum Tax

Capital gains realized and dividends received by a Resident Holder that is an individual (other than certain trusts) may give rise to minimum tax under the Tax Act. Resident Holders should consult their own advisors with respect to the application of minimum tax.

Non-Residents of Canada

The following section of this summary is generally applicable to Holders who (i) for the purposes of the Tax Act, have not been and will not be deemed to be resident in Canada at any time while they hold the Unit Shares, Warrants or Warrant Shares; and (ii) do not use or hold the Unit Shares, Warrants or Warrant Shares in carrying on a business in Canada (“Non-Resident Holders”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere or an “authorized foreign bank” (as defined in the Tax Act). Such Holders should consult their own tax advisors.

Dividends

Dividends paid or credited or deemed to be paid or credited on the Unit Shares or Warrant Shares to a Non-Resident Holder are subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend unless such rate is reduced by the terms of an applicable tax treaty. For example, under the Canada-United States Tax Convention (1980), as amended (the “Treaty”), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the U.S. for purposes of the Treaty and entitled to benefits under the Treaty (a “U.S. Holder”) is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a company beneficially owning at least 10% of the Company’s voting shares).

Dispositions of Unit Shares, Warrants and Warrant Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Unit Share, Warrant or Warrant Share nor will capital losses arising therefrom be recognized under the Tax Act, unless the Unit Share, Warrant or Warrant Share constitutes “taxable Canadian property” to the Non-Resident Holder thereof for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty.

Provided the Unit Shares and Warrant Shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the TSX), at the time of disposition, the Unit Shares, Warrants and Warrant Shares generally will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition, the following two conditions are met: (i) 25% or more of the issued shares of any class or series of the share capital of the Company were owned by, or belonged to, one or any combination of (x) the Non-Resident Holder, (y) persons with whom the Non-Resident Holder did not deal at arm’s length (within the meaning of the Tax Act), and (z) partnerships in which the Non-Resident Holder or a person referred to in (y) holds a membership interest directly or indirectly through one or more partnerships, and (ii) more than 50% of the fair market value of the Common Shares, was derived directly or indirectly from one or any combination of: (A) real or immovable property situated in Canada, (B) Canadian resource property (as defined in the Tax Act), (C) timber resource property (as defined in the Tax Act), and (D) options in respect of, or interests in, or for civil law rights in, property described in any of (A) through (C) above, whether or not such property exists.

A Non-Resident Holder’s capital gain (or capital loss) in respect of Unit Shares, Warrants or Warrant Shares that constitute or are deemed to constitute taxable Canadian property (and are not “treaty-protected property” as defined in the Tax Act) will generally be computed in the manner described above under the subheading “Residents of Canada—Dispositions of Unit Shares, Warrants and Warrant Shares”.

Non-Resident Holders whose Unit Shares, Warrants or Warrant Shares are taxable Canadian property should consult their own tax advisors.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Unit Shares and Warrants comprising the Units pursuant to the Offering, and Warrant Shares upon exercise of the Warrants.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of Unit Shares, Warrants or Warrant Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including, without limitation, specific tax consequences to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Unit Shares, Warrants or Warrant Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership, and disposition of Unit Shares, Warrants or Warrant Shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Unit Shares, Warrants or Warrant Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary are based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Treaty, and U.S. court decisions that are applicable, and, in each case, as in effect and available, as of the date of this Prospectus Supplement. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively or prospectively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Unit Shares, Warrants or Warrant Shares that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;
•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•

a trust that (1) is subject to the primary supervision of a court within the United States and is under the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Unit Shares, Warrants or Warrant Shares that is not a U.S. Holder. This summary does not address the U.S. federal income tax consequences applicable to non-U.S. Holders. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the tax consequences (including the potential application of and operation of any income tax treaties) related to the acquisition, ownership and disposition of Unit Shares, Warrants or Warrant Shares.

In addition, this summary assumes that the Company is not a “controlled foreign corporation” for U.S. federal income tax purposes.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Unit Shares, Warrants or Warrant Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquire Unit Shares, Warrants or Warrant Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Unit Shares, Warrants or Warrant Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are required to accelerate the recognition of any item of gross income with respect to Unit Shares, Warrants or Warrant Shares as a result of such income being recognized on an applicable financial statement; or (i) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Unit Shares, Warrants or Warrant Shares in connection with carrying on a business in Canada; (d) persons whose Unit Shares, Warrants or Warrant Shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Treaty and that use or hold Unit Shares, Warrants or Warrant Shares in connection with such permanent establishment. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Unit Shares, Warrants or Warrant Shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds Unit Shares, Warrants or Warrant Shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners). This summary does not address the tax consequences to any such partner (or owner). Partners (or other owners) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Unit Shares, Warrants or Warrant Shares.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, AND NON-U.S. TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF UNIT SHARES, WARRANTS or WARRANT SHARES.

Allocation of Purchase Price

Each Unit should be treated for U.S. federal income tax purposes as an investment unit consisting of one Unit Share and one Warrant. For U.S. federal income tax purposes, U.S. Holders will be required to allocate the purchase price of the Unit between the Unit Share and the Warrant based on their relative fair market values at the time of issuance. This allocation of the purchase price for the Unit will establish such U.S. Holder’s initial tax basis for U.S. federal income tax purposes in the Unit Share and the Warrant comprising the Unit.

The Company intends to allocate as consideration for their issue $• to each Unit Share and $• to each one-half of one Warrant acquired as part of a Unit. As of the date of this Prospectus Supplement, the Company believes that such allocation is reasonable but such allocation will not be binding on the IRS. Each U.S. Holder should consult its own tax advisor regarding the allocation of the purchase price for the Units.

Exercise, Disposition or Expiration of Warrants

Exercise of Warrants

A U.S. Holder generally should not recognize gain or loss on the exercise of a Warrant and related receipt of a Warrant Share. A U.S. Holder’s initial tax basis in the Warrant Share received on the exercise of a Warrant should be equal to the sum of (a) such U.S. Holder’s tax basis in such Warrant plus (b) the exercise price paid by such U.S. Holder on the exercise of such Warrant. Subject to the discussion under “Passive Foreign Investment Company Rules” below, a U.S. Holder’s holding period for the Warrant Share received on the exercise of a Warrant should generally begin on the date following the date of exercise of the Warrant, and should not include any period for which the U.S. Holder held the Warrant. The U.S. federal income tax treatment of a cashless exercise of a Warrant is uncertain. Each U.S. Holder should consult its own tax advisor regarding the proper treatment of any cashless exercise of a Warrant and the tax basis in, and the holding period for, the Warrant Share received on such exercise.

Sale or Other Taxable Disposition of Warrants

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of a Warrant in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Warrant sold or otherwise disposed of. Subject to the discussion under “Passive Foreign Investment Company Rules” below, any such gain or loss generally will be a capital gain or loss (provided that the Warrant Share to be issued on the exercise of such Warrant would have been a capital asset within the meaning of Section 1221 of the Code if acquired by the U.S. Holder), which will be long-term capital gain or loss if the Warrant is held for more than one year.

Expiration of Warrants Without Exercise

Subject to the discussion under “Passive Foreign Investment Company Rules” below, upon the lapse or expiration of a warrant, a U.S. Holder will recognize a loss in an amount equal to such U.S. Holder’s tax basis in the Warrant. Any such loss generally will be a capital loss and will be long-term capital loss if the Warrants are held for more than one year. Deductions for capital losses are subject to complex limitations under the Code.

Certain Adjustments to the Warrants

Under Section 305 of the Code, an adjustment to the number of Warrant Shares that will be issued on the exercise of the Warrants, or an adjustment to the exercise price of the Warrants may be treated as a constructive distribution to a U.S. Holder of the Warrants if, and to the extent that, such adjustment has the effect of increasing such U.S. Holder’s proportionate interest in the “earnings and profits” or assets of the Company, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to shareholders of the Company). As discussed under “Dividend Policy” above, the Company does not intend to pay dividends on any of its Common Shares in the foreseeable future. In addition, an adjustment made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing dilution of the interest of the holders of the Warrants generally should not be considered to result in a constructive distribution. Each U.S. Holder should consult its own tax advisor regarding the proper treatment of any adjustment to the number of Warrant Shares that will be issued on the exercise of the Warrants or an adjustment to the exercise price of the Warrants.

Ownership and Disposition of Units Shares or Warrant Shares

The following discussion is subject in its entirety to the rules described below under the heading “Passive Foreign Investment Company Rules”.

Distributions on Unit Shares or Warrant Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Unit Share or Warrant Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Unit Shares or Warrant Shares and thereafter as gain from the sale or exchange of such Unit Shares or Warrant Shares (see “Sale or Other Taxable Disposition of Unit Shares or Warrant Shares” below). However, the Company may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by the Company with respect to the Unit Shares or Warrant Shares will constitute dividend income. Dividends received on Unit Shares or Warrant Shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction”. Subject to applicable limitations and provided the Company is eligible for the benefits of the Treaty or the Unit Shares or Warrant Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to qualified dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a “passive foreign investment company” (“PFIC”) in the tax year of distribution or in the preceding tax year.

For U.S. federal income tax purposes, U.S. Holders will be treated as having received the amount of any Canadian taxes withheld by the Company, and as then having paid over the withheld taxes to the Canadian taxing authorities. As a result of this rule, the amount of dividend income included in gross income for U.S. federal income tax purposes by a U.S. Holder with respect to a payment of dividends may be greater than the amount of cash actually received (or receivable) by the U.S. Holder from the Company with respect to the payment.

The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Unit Shares or Warrant Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Unit Shares or Warrant Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such Unit Shares or Warrant Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such Unit Shares or Warrant Shares are held for more than one year. If the consideration a U.S. Holder receives for the Unit Shares or Warrant Shares is not paid in U.S. dollars, the amount realized will be determined using the rules described under “Additional Considerations—Use of Foreign Currency to Acquire Unit

Shares, Warrants or Warrant Shares or Receipt of Foreign Currency.” A U.S. Holder’s tax basis in its Unit Shares or Warrant Shares generally will equal the U.S. dollar cost of such Unit Shares or Warrant Shares. If a U.S. Holder uses foreign currency to acquire Unit Shares or Warrant Shares, the cost of the Unit Shares or Warrant Shares will be determined using the rules described under “Additional Considerations—Use of Foreign Currency to Acquire Unit Shares, Warrants or Warrant Shares or Receipt of Foreign Currency.”

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

If the Company were to constitute a PFIC for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Unit Shares, Warrants or Warrant Shares.

The Company generally will be a PFIC if, after the application of certain “look-through” rules with respect to subsidiaries in which the Company holds at least 25% of the value of such subsidiary, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (as defined for U.S. federal income tax purposes) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets. “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

The Company believes that it was not a PFIC for the fiscal year ended July 31, 2020, and based on current business plans and financial expectations, the Company expects that it should not be a PFIC for the fiscal year ended July 31, 2021 or the current fiscal year and expects that it should not be a PFIC for the foreseeable future. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that the Company has never been and will not become a PFIC for any tax year during which U.S. Holders hold Unit Shares, Warrants or Warrant Shares.

If the Company is a PFIC for any taxable year during which a U.S. Holder held Unit Shares, Warrants or Warrant Shares, the Company generally will continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which it holds Unit Shares, Warrants or Warrant Shares, unless the Company ceases to be a PFIC and the U.S. Holder makes a “deemed sale” election with respect to the Unit Shares, Warrants or Warrant Shares. If such election is made, the U.S. Holder will be deemed to have sold the Unit Shares, Warrants or Warrant Shares it holds at their fair market value on the last day of the last taxable year in which the Company qualified as a PFIC, and any gain from such deemed sale would be subject to the consequences described below. After the deemed sale election, the U.S. Holder’s Unit Shares, Warrants or Warrant Shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless the Company subsequently becomes a PFIC.

In any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to potential penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

If the Company were a PFIC in any tax year during which a U.S. Holder held Unit Shares, Warrants or Warrant Shares, such holder generally would be subject to special rules with respect to “excess distributions” made by the Company and with respect to gain from the disposition of Unit Shares, Warrants or Warrant Shares. An “excess distribution” generally is defined as (a) the gain from disposition of the Unit Shares, Warrants or Warrant Shares, and (b) the excess of distributions with respect to the Unit Shares or Warrant Shares received by a U.S. Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the Company during the shorter of the three preceding tax years, or such U.S. Holder’s holding period for the Unit Shares, Warrants or Warrant Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Unit Shares, Warrants or Warrant Shares ratably over its holding period for the Unit Shares, Warrants or Warrant Shares. Such amounts allocated to the year of the disposition or excess distribution (or to years on such U.S. Holder’s holding period for Unit Shares, Warrants or Warrant Shares that are prior to the first taxable year in which the Company became a PFIC) would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply. The tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Unit Shares, Warrants or Warrant Shares cannot be treated as capital, even if the U.S. Holder holds the Unit Shares, Warrants or Warrant Shares as capital assets. For purposes of applying these rules, if the Company were a PFIC, (a) a sale or other taxable disposition of a Warrant (other than by exercise) would be treated as a sale or other taxable disposition of a Warrant Share subject to the rules discussed above, and (b) the holding period of a Warrant Share would generally include the period the Warrant was held.

While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences, as discussed below, such elections are available in limited circumstances and must be made in a timely manner.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If a U.S. Holder makes a mark-to-market election for Unit Shares or Warrant Shares, it will include in income for each year that the Company is treated as a PFIC with respect to the U.S. Holder an amount equal to the excess, if any, of the fair market value of the Unit Shares or Warrant Shares as of the close of the U.S. Holder’s taxable year over its adjusted basis in such Unit Shares or Warrant Shares. The U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of the Unit Shares or Warrant Shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the Unit Shares or Warrant Shares included in the U.S. Holder’s income for prior taxable years. Amounts included in a U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Unit Shares or Warrant Shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the Unit Shares or Warrant Shares, as well as to any loss realized on the actual sale or disposition of the Unit Shares or Warrant Shares, to the extent the amount of such loss does not exceed the net mark-to-market gains previously included for such Unit Shares or Warrant Shares. A U.S. Holder’s basis in the Unit Shares or Warrant Shares will be adjusted to reflect any such income or loss amounts. If a U.S. Holder makes a mark-to-market election, any distributions the Company makes would generally be subject to the rules discussed under subheading “Ownership and Disposition of Unit Shares or Warrant Shares—Distributions on Unit Shares or Warrant Shares”, except the lower rate applicable to qualified dividend income would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable Treasury Regulations. The Company has applied to the TSX and the Nasdaq to list the Unit Shares and the Warrant Shares on the TSX and the Nasdaq. A “qualified exchange” includes a national securities exchange that is registered with the SEC or the national market system established pursuant to section 11A of the Exchange Act, such as the NYSE, as well as a foreign exchange that is regulated by a government authority in the jurisdiction in which the exchange is located and in respect of which certain other requirements are met, such as the TSX. The Unit Shares and the Warrant Shares will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as one of their principal purposes the meeting of this requirement will be disregarded. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs the Company owns, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by the Company that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. A U.S. Holder makes a mark-to-market election by attaching a properly completed IRS Form 8621 to a timely filed United States federal income tax return. Once made, the election cannot be revoked without the consent of the IRS unless the Unit Shares or the Warrant Shares cease to be marketable. If the Company is a PFIC for any year in which the U.S. Holder owns the Unit Shares or Warrant Shares but before a mark-to-market election is made, the interest charge rules described above will apply to any mark-to-market gain recognized in the year the election is made. A U.S. Holder should consult its tax advisor as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

Alternatively, a U.S. Holder of stock in a PFIC generally may avoid taxation under the PFIC rules described above regarding excess distributions and recognized gains by making a “qualified electing fund” (“QEF”) election to include in income its share of the corporation’s income on a current basis. A U.S. Holder makes a QEF election by attaching a properly completed IRS Form 8621 to a timely filed United States federal income tax return. A QEF election will apply to the tax year for which such QEF election is timely made and to all subsequent tax years, unless such QEF election is invalidated or terminated or the IRS consents to revocation of such QEF election. If a U.S. Holder makes a QEF election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF election will remain in effect (although it will not be applicable provided that such QEF election is made by such holder in the first year in such holder’s holding period in which the Company is a PFIC) during those tax years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in another subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the QEF rules during any subsequent tax year in which the Company qualifies as a PFIC. However, a U.S. Holder may make a QEF election with respect to its Unit Shares or Warrant Shares only if the Company furnishes the U.S. Holder with certain tax information annually.

U.S. Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record keeping requirements or make available to U.S. Holders the information such U.S. Holders require to make a QEF election with respect to the Company or any subsidiary that also is classified as a PFIC. U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Unit Shares, Warrants or Warrant Shares, and the availability of certain U.S. tax elections under the PFIC rules.

Additional Considerations

Additional Tax on Passive Income

Certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from disposition of property (other than property held in certain trades or businesses). Special rules apply to PFICs. U.S. Holders should consult their own tax advisors regarding the application, if any, of this tax on their ownership and disposition of Units Shares, Warrants or Warrant Shares.

Use of Foreign Currency to Acquire Unit Shares, Warrants or Warrant Shares or Receipt of Foreign Currency

A U.S. Holder’s tax basis in its Unit Shares, Warrants or Warrant Shares generally will equal the U.S. dollar cost of such Unit Shares, Warrants or Warrant Shares. If a U.S. Holder uses foreign currency to purchase Unit Shares, Warrants or Warrant Shares, the cost of the Unit Shares, Warrants or Warrant Shares will be the U.S. dollar value of the foreign currency purchase price determined by reference to the spot rate of exchange on the date of purchase. However, if the Unit Shares, Warrants or Warrant Shares are treated as traded on an established securities market and the U.S. Holder is either a cash basis taxpayer or an accrual basis taxpayer who has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), such U.S. Holder will determine the U.S. dollar value of the cost of such Unit Shares, Warrants or Warrant Shares by translating the amount paid at the spot rate of exchange on the settlement date of the purchase.

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Unit Shares, Warrants or Warrant Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). However, in the case of sale, exchange, or other taxable disposition of Unit Shares, Warrants or Warrant Shares, if the Unit Shares, Warrants or Warrant Shares are treated as traded on an “established securities market” and the U.S. Holder is either a cash basis taxpayer or an accrual basis taxpayer that has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), such U.S. Holder will determine the U.S. dollar value of the amount realized in a foreign currency by translating the amount received at the spot rate of exchange on the settlement date of the sale.

A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Unit Shares or Warrant Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, and subject to certain exceptions, a portion of the dividends paid by a foreign corporation will be treated as U.S. source income for U.S. foreign tax credit purposes, in proportion to its U.S. source earnings and profits, if U.S. persons own, directly or indirectly, 50% or more of the voting power or value of the foreign corporation’s shares. In addition, the amount of a distribution with respect to the Unit Shares or Warrant Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Unit Shares, Warrants or Warrant Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938 Statement of Specified Foreign Financial Assets, with their U.S. tax return.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Unit Shares, Warrants or Warrant Shares will generally be subject to information reporting and backup withholding tax, at the rate of 24%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

The above summary is not intended to constitute a complete analysis of all tax considerations applicable to U.S. Holders with respect to the acquisition, ownership, and disposition of Unit Shares, Warrants or Warrant Shares. U.S. Holders should consult their own tax advisors as to the tax considerations applicable to them in their own particular circumstances.

ELIGIBILITY FOR INVESTMENT

In the opinion of DLA Piper (Canada) LLP, counsel to the Company, and Tingle Merrett LLP, counsel to the Underwriters, based on the current provisions of the Tax Act in force as of the date hereof and the Tax Proposals, the Unit Shares, Warrants and Warrant Shares, if issued on the date hereof, would be “qualified investments” under the Tax Act by a trust governed by a registered retirement savings plan, a registered retirement income fund, a registered education savings plan, a registered disability savings plan, a tax-free savings account (each a “Registered Plan”) or a deferred profit sharing plan (a “DPSP”) (each as defined in the Tax Act), provided that:

(a)

in the case of the Unit Shares and Warrant Shares, the Unit Shares or Warrant Shares (as applicable) are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the TSX) or the Company otherwise qualifies as a “public corporation” (as defined in the Tax Act); and

(b)

in the case of the Warrants, the Warrant Shares are qualified investments as described in (a) above and the Company is not, and deals at arm’s length with each person who is, an annuitant, a beneficiary, an employer or a subscriber under or a holder of such Registered Plan or DPSP.

Notwithstanding the foregoing, the annuitant, holder or subscriber of a Registered Plan, as the case may be, (each, a “Registered Holder”) will be subject to a penalty tax if the Unit Shares, Warrants and Warrant Shares held in a Registered Plan are a “prohibited investment” for that Registered Plan pursuant to the Tax Act. The Unit Shares, Warrants and Warrant Shares will generally be a “prohibited investment” for a particular Registered Plan if a Registered Holder in respect thereof has a “significant interest” (as defined in subsection 207.01 of the Tax Act) in the Company or the Registered Holder does not deal at arm’s length with the Company for the purposes of the Tax Act. The Unit Shares and Warrant Shares will not be a prohibited investment if they are “excluded property” as defined in the Tax Act for trusts governed by a Registered Plan.

Purchasers who intend to hold Unit Shares, Warrants and Warrant Shares through a Registered Plan or DPSP should consult their own tax advisors in regard to the application of these rules in their particular circumstances.

AUDITOR, REGISTRAR AND TRANSFER AGENT

The independent registered public accounting firm of the Company is PricewaterhouseCoopers LLP, Chartered Professional Accountants, Ottawa, Ontario. PricewaterhouseCoopers LLP is independent of the Company within the meaning of the applicable rules and regulations adopted by the Public Company Accounting Oversight Board (United States) and the SEC.

The registrar and transfer agent for the Common Shares is TSX Trust Company at its office in Toronto, Ontario. The co-transfer agent for the Common Shares in the United States is Continental Stock Transfer & Trust Company at its office in New York, New York.

LEGAL MATTERS

Certain legal matters relating to the Offering will be passed upon on the Company’s behalf by DLA Piper (Canada) LLP, Toronto, Ontario, with respect to certain legal matters relating to Canadian law, and by DLA Piper LLP (US), Seattle, Washington, with respect to certain legal matters relating to U.S. law. In addition, certain legal matters relating to the Offering will be passed upon on the Underwriters’ behalf by Tingle Merrett LLP, Calgary, Alberta, with respect to certain legal matters relating to Canadian law, and by Manatt, Phelps & Phillips, LLP, Costa Mesa, California, with respect to certain legal matters relating to U.S. law. As of the date hereof, the “designated professionals” (as such term is defined in Form 51-102F2—Annual Information Form) of each of DLA Piper (Canada) LLP, DLA Piper LLP (US), Tingle Merrett LLP and Manatt, Phelps & Phillips, LLP as a group, beneficially own less than 1% of the outstanding Common Shares.

INTERESTS OF EXPERTS

The Company’s audited consolidated financial statements for the years ended July 31, 2020 and 2019 have been incorporated by reference in this Prospectus Supplement and in the Registration Statement of which this Prospectus Supplement forms a part, in reliance upon the reports of our independent registered public accounting firm, PricewaterhouseCoopers LLP, and our former independent registered public accounting firm, MNP LLP, incorporated by reference in this Prospectus Supplement and in the Registration Statement, and upon their authority as experts in accounting and auditing. PricewaterhouseCoopers LLP is independent of the Company within the meaning of the applicable rules and regulations adopted by the Public Company Accounting Oversight Board (United States) and the SEC. MNP LLP was independent of the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario and within the meaning of the applicable rules and regulations adopted by the Public Company Accounting Oversight Board (United States) and the SEC until January 31, 2020.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation existing under the Business Corporations Act (Ontario). All of our directors and officers, and some or all of the experts and Underwriters named in this Prospectus Supplement, are residents of or incorporated or otherwise organized under the laws of Canada or reside or are incorporated or organized under the laws of a country other than the United States, and all or a substantial portion of our and their assets are located outside the United States. We have appointed CT Corporation System, 1015 15th Street N.W., Suite 1000, Washington, DC 20005 as our agent for service of process in the United States, but it may be difficult for investors who reside in the United States to effect service within the United States upon our directors and officers and those experts and Underwriters who are not residents of or incorporated or organized under the laws of the United States. It may also be difficult for investors who reside in the United States to enforce in the United States judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts and the Underwriters under U.S. federal securities laws.

You should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against us or such persons predicated on the civil liability provisions of the U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States or would enforce, in original actions, liabilities against us or such persons predicated on the U.S. federal securities laws or any such state securities or “blue sky” laws. We have been advised by our Canadian legal counsel, DLA Piper (Canada) LLP, that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws would probably be enforceable in Canada if the U.S. court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by DLA Piper (Canada) LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents referred to in the Shelf Prospectus or in this Prospectus Supplement have been or will (through post-effective amendment or incorporation by reference) be filed with the SEC as part of the Registration Statement on Form F-10 (File No. 333-255264) of which this Prospectus Supplement and the Shelf Prospectus forms a part:

(i)	the documents referred to under the heading “Documents Incorporated by Reference” in this Prospectus Supplement and in the Shelf Prospectus;

(ii)	consents of those persons named under “Interests of Experts” in this Prospectus Supplement and the Shelf Prospectus;

(iii)	powers of attorney from certain of the Company’s officers and directors;

(iv)	the Warrant Indenture; and

(v)	the Underwriting Agreement described under the heading “Plan of Distribution”.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any U.S. state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such U.S. state.

New Issue and/or Secondary Offering	May 28, 2021

AMENDED AND RESTATED SHORT FORM BASE SHELF PROSPECTUS DATED MAY 25, 2021

(amending and restating the short form base shelf prospectus dated May 7, 2021)

HEXO CORP.

$700,000,000

COMMON SHARES

WARRANTS

SUBSCRIPTION RECEIPTS

UNITS

This amended and restated short form base shelf prospectus (the “Prospectus”) relates to the offering for sale by HEXO Corp. (the “Company” or “HEXO”) from time to time, during the 25-month period commencing May 7, 2021 that this Prospectus, including any amendments thereto, remains effective, of up to $700,000,000 (or the equivalent in other currencies based on the applicable exchange rate at the time of the offering) in the aggregate of: (i) common shares (“Common Shares”) in the capital of the Company; (ii) warrants (“Warrants”) to purchase other Securities (as defined below); (iii) subscription receipts (“Subscription Receipts”) convertible into other Securities; and (iv) units (“Units”) comprised of one or more of any of the other Securities, or any combination of such Securities (the Common Shares, Warrants, Subscription Receipts and Units are collectively referred to herein as the “Securities”). The Securities may be offered in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying prospectus supplement (each, a “Prospectus Supplement”). In addition, the Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or one of its subsidiaries. The consideration for any such acquisition may consist of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities. One or more securityholders (each a “Selling Securityholder”) of the Company may also offer and sell Securities under this Prospectus. See “Selling Securityholders”.

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus except in cases where an exemption from such delivery has been obtained. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

The specific terms of any Securities offered will be described in the applicable Prospectus Supplement including, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the offering price, whether the Common Shares are being offered for cash, and any other terms specific to the Common Shares offered; (ii) in the case of Warrants, the number of Warrants being offered, the offering price, the designation, number and terms of the other Securities purchasable upon exercise of the Warrants, and any procedures that will result in the adjustment of those numbers, the exercise price, the dates and periods of exercise, whether the Warrants are being offered for cash, and any other terms specific to the Warrants offered; (iii) in the case of

Subscription Receipts, the number of Subscription Receipts being offered, the offering price, the terms, conditions and procedures for the conversion of the Subscription Receipts into other Securities, the designation, number and terms of such other Securities, whether the Subscription Receipts are being offered for cash, and any other terms specific to the Subscription Receipts offered; and (iv) in the case of Units, the number of Units being offered, the offering price, the number and terms of the Securities comprising the Units, whether the Units are being offered for cash, and any other terms specific to the Units offered. A Prospectus Supplement relating to a particular offering of Securities may include terms pertaining to the Securities being offered thereunder that are not within the terms and parameters described in this Prospectus. Where required by statute, regulation or policy, and where the Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY U.S. STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

On May 21, 2021, the Company filed a final base shelf prospectus (the “Debt Base Shelf Prospectus”) with securities regulatory authorities in each of the provinces and territories of Canada and a corresponding registration statement on Form F-10 (File No. 333-256131) (the “Debt Registration Statement”) with the SEC on May 25, 2021, which enable HEXO to make offerings of up to $500,000,000 of debt securities, which may consist of bonds, debentures, notes or other evidences of indebtedness of any kind, nature or description and which may be issuable in series, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying prospectus supplement, during the 25-month period that the Debt Base Shelf Prospectus and Debt Registration Statement remain valid. Through this Prospectus, the Company is amending and restating the short form base shelf prospectus of the Company dated May 7, 2021 to reduce the amount available for offerings under it and a corresponding registration statement on Form F-10 (File No. 333-255264) with the SEC on May 10, 2021 from $1,200,000,000 to $700,000,000, so that the amount available for both debt and equity offerings under the Debt Base Shelf Prospectus and Debt Registration Statement and this Prospectus and the corresponding registration statement on Form F-10, respectively, totals $1,200,000,000.

The Company is permitted, under a multi-jurisdictional disclosure system (the “MJDS”) adopted by the securities regulatory authorities in Canada and the United States, to prepare this Prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. HEXO prepares its financial statements, which are incorporated by reference in this Prospectus, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and they may not be comparable to the financial statements of United States issuers. The Company’s financial statements are audited in accordance with the Public Company Accounting Oversight Board (United States) (“PCAOB”) auditing and auditor independence standards but were previously audited in accordance with Canadian auditing and auditor independence standards.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely because HEXO is a corporation existing under the laws of the Province of Ontario, Canada, and all or substantially all of its executive offices, administrative activities and assets are located outside the United States. In addition, all of the directors and officers of the Company are residents of jurisdictions other than the United States and all or substantially all of the assets of those persons are or may be located outside the United States. See “Enforceability of Civil Liabilities”.

Prospective investors should be aware that the purchase of any Securities may have tax consequences in both Canada and the United States that may not be fully described in this Prospectus or in any Prospectus Supplement, and should carefully review the tax discussion, if any, in the applicable Prospectus Supplement, and in any event consult with their own tax advisers before purchasing any of the Securities.

No underwriter or agent has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

The Company and the Selling Securityholders may offer and sell the Securities to or through underwriters or dealers purchasing as principals, and may also sell directly to one or more purchasers or through agents or pursuant to applicable statutory exemptions. See “Plan of Distribution”. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by the Company and/or the Selling Securityholders in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, including, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the identity of the Selling Securityholders, the initial issue price (in the event that the offering is a fixed price distribution), the proceeds that the Company and/or the Selling Securityholders will, or expect to receive and any other material terms of the plan of distribution.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale (including, in the case of the Company but not the Selling Securityholders, sales in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102—Shelf Distributions of the Canadian Securities Administrators (“NI 44-102”), at prices determined by reference to the prevailing price of a specified security in a specified market or at prices to be negotiated with purchasers, in which case the compensation payable to an underwriter, dealer or agent in connection with any such sale will be decreased by the amount, if any, by which the aggregate price paid for Securities by the purchasers is less than the gross proceeds paid by the underwriter, dealer or agent to the Company and/or the Selling Securityholders. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.

In connection with any offering of Securities, other than an “at-the-market distribution” (as defined under applicable Canadian securities legislation), unless otherwise specified in a Prospectus Supplement, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. A purchaser who acquires Securities forming part of the underwriters’, dealers’ or agents’ over-allocation position acquires those securities under this Prospectus and the Prospectus Supplement relating to the particular offering of Securities, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases. See “Plan of Distribution”. No underwriter or dealer involved in an “at-the-market distribution” under this Prospectus, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such underwriter or dealer will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.

The issued and outstanding Common Shares are traded on the Toronto Stock Exchange (the “TSX”) and on the New York Stock Exchange (the “NYSE”), in each case under the symbol “HEXO”. On May 21, 2021, the last trading day on the TSX prior to the date of this Prospectus, the closing price of the Common Shares on the TSX was $7.03. On May 24, 2021, the last trading day on the NYSE prior to the date of this Prospectus, the closing price of the Common Shares on the NYSE was US$5.81.

Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of Securities (other than Common Shares) will not be listed on any securities exchange. Accordingly, there is currently no market through which the Securities (other than Common Shares) may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See “Risk Factors”.

Investing in the Securities is speculative and involves significant risks. Readers should carefully review and evaluate the risk factors contained in this Prospectus, the applicable Prospectus Supplement and in the documents incorporated by reference herein before purchasing any Securities. See “Forward-Looking Information” and “Risk Factors”.

Neither the Company nor any Selling Securityholder is making an offer of the Securities in any jurisdiction where such offer is not permitted.

Unless otherwise specified in a Prospectus Supplement relating to any Securities offered, certain legal matters relating to Canadian law in connection with the offering of the Securities will be passed upon on behalf of HEXO by DLA Piper (Canada) LLP, and certain legal matters relating to United States law in connection with the offering of the Securities will be passed upon on behalf of HEXO by DLA Piper LLP (US).

Market data and certain industry forecasts used in this Prospectus or any applicable Prospectus Supplement and the documents incorporated by reference herein or therein were obtained from market research, publicly available information and industry publications. The Company believes that these sources are generally reliable, but the accuracy and completeness of the information is not guaranteed. The Company has not independently verified this information and does not make any representation as to the accuracy of this information.

The Company’s head office and registered office are located at 3000 Solandt Road, Kanata, Ontario, K2K 2X2.

GENERAL MATTERS

Unless otherwise noted or the context indicates otherwise, the “Company”, “HEXO”, “we”, “us” and “our” refer to HEXO Corp. and its wholly-owned subsidiaries, and the terms “cannabis”, “CBD”, “client”, “licence” and “THC” have the meanings given to such terms in the Cannabis Act (Canada) (the “Cannabis Act”) and the Cannabis Regulations made under the Cannabis Act (the “Cannabis Regulations”).

Prospective investors should rely only on the information contained or incorporated by reference in this Prospectus and any applicable Prospectus Supplement in connection with an investment in the Securities. No person is authorized by the Company to provide any information or to make any representation other than as contained in this Prospectus or any Prospectus Supplement in connection with the issue and sale of the Securities offered hereunder. Prospective investors should assume that the information appearing in this Prospectus or any Prospectus Supplement is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference is accurate only as of the date of that document unless specified otherwise. The Company’s business, financial condition, results of operations and prospects may have changed since those dates.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

Unless otherwise noted herein and in the documents incorporated by reference, all dollar amounts in this Prospectus refer to lawful currency of Canada. All references to “US$” or “U.S. dollars” are to the currency of the United States.

The following table sets out, for the period indicated, certain exchange rates based upon the daily average rate published by the Bank of Canada during the respective periods. The rates are set out as United States dollars per $1.00.

	Quarter Ended January 31, 2021		Fiscal Year Ended July 31, 2020
Low	US$	0.7543	US$	0.6898
High	US$	0.7920	US$	0.7710
Average	US$	0.7774	US$	0.7433
End	US$	0.7825	US$	0.7460

On May 21, 2021, the rate of exchange for the Canadian dollar, expressed in United States dollars, based on the Bank of Canada daily rate, was $1.00 = US$0.8291.

FORWARD-LOOKING INFORMATION

This Prospectus and the documents incorporated by reference herein contain certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) which are based upon the Company’s current internal expectations, estimates, projections, assumptions and beliefs. Such statements can be identified by the use of forward-looking terminology such as “expect,” “likely”, “may,” “will,” “should,” “intend,” or “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. No assurance can be given that the expectations in any forward-looking statement will prove to be correct and, as such, the forward-looking statements included in this Prospectus or any Prospectus Supplement should not be unduly relied upon. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, or other statements that are not statements of fact. Such forward-looking statements are made as of the date of this Prospectus, or in the case of documents incorporated by reference herein, as of the date of each such document, as applicable. Forward-looking statements in this Prospectus and the documents incorporated by reference herein include, but are not limited to, statements with respect to:

•	the competitive and business strategies of the Company;

•

the intention to grow the business, operations and potential activities of the Company, including entering into joint ventures and leveraging the brands of third parties through joint ventures and partnerships;

•	the ongoing expansion of the Company’s facilities, its costs and receipt of approval from Health Canada to complete such expansion and increase production and sale capacity;

•	the expansion of the Company’s business activities, including potential acquisitions;

•	the Company’s proposed acquisition of Zenabis Global Inc. and the future impact thereof;

•	the Company’s proposed acquisition of 48North Cannabis Corp. and the future impact thereof;

•	the expected production capacity of the Company;

•	the expected sales mix of offered products;

•	the development and authorization of new products, including cannabis edibles and extracts (“cannabis derivatives”), and the timing of launch of such new products;

•	the competitive conditions of the industry, including the Company’s ability to maintain or grow its market share;

•	the Company’s Truss joint venture with Molson Coors Canada and the future impact thereof;

•	the Company’s Truss CBD USA joint venture with Molson Coors Beverage Company and the future impact thereof;

•

the expansion of the Company’s business, operations and potential activities outside of the Canadian market, including but not limited to the U.S., Europe, Latin America and other international jurisdictions;

•	whether the Company will have sufficient working capital and its ability to raise additional financing required in order to develop its business and continue operations;

•	applicable laws, regulations and any amendments thereof;

•	the grant, renewal and impact of any licence or supplemental licence to conduct activities with cannabis or any amendments thereof;

•	the filing of trademark and patent applications and the successful registration of same;

•	the anticipated future gross margins of the Company’s operations;

•	securities class actions and other litigation to which the Company is subject;

•	the impact of the COVID-19 pandemic on the business and operations of the Company;

•	the performance of the Company’s business and operations; and

•

the Company’s ability to maintain its status as neither a “passive foreign investment company” within the meaning of Section 1297 of the U.S. Internal Revenue Code of 1986, as amended nor an “investment company” within the meaning of the U.S. Investment Company Act of 1940, as amended.

Forward-looking statements contained in certain documents incorporated by reference in this Prospectus are based on the key assumptions described in such documents. Certain of the forward-looking statements contained herein and incorporated by reference concerning the cannabis industry and the general expectations of HEXO concerning the cannabis industry and the Company’s business and operations are based on estimates prepared by HEXO using data from publicly available governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which HEXO believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, such data is inherently imprecise. While HEXO is not aware of any misstatement regarding any industry or government data presented herein or in the documents incorporated herein by reference, the cannabis industry involves risks and uncertainties and is subject to change based on various factors.

Readers are cautioned that the above list of cautionary statements is not exhaustive. A number of factors could cause actual events, performance or results to differ materially from what is projected in forward-looking statements, including risks and uncertainties relating to the Company’s ability to execute its business plan, renew required permits and licences and related regulatory compliance matters and other factors described in certain documents incorporated by reference in this Prospectus. The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. Readers should not place undue reliance on forward-looking statements contained in this Prospectus, in any Prospectus Supplement or in any document incorporated by reference. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements contained in this Prospectus, any Prospectus Supplement and the documents incorporated by reference herein are expressly qualified in their entirety by this cautionary statement. Holders of the Securities should read this entire Prospectus, and each applicable Prospectus Supplement, and consult their own professional advisors to ascertain and assess the income tax and legal risks and other aspects associated with holding Securities.

ADDITIONAL INFORMATION

HEXO has filed with the SEC a registration statement on Form F-10 under the United States Securities Act of 1933, as amended, relating to the Securities. This Prospectus, including the documents incorporated by reference into this Prospectus, which forms a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, readers should refer to the exhibits for a complete description of the matter involved. Each such statement is qualified in its entirety by such reference. Each time the Company sells Securities under the registration statement, it will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus.

HEXO is subject to certain informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), in addition to applicable Canadian requirements. Consequently, HEXO files reports and other information with the SEC, in addition to securities regulatory authorities in Canada. Under the MJDS adopted by the United States and Canada, documents and other information that the Company files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a “foreign private issuer” (“FPI”) (as defined under United States securities laws), the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act.

The reports and other information filed by the Company with, or furnished to, the SEC may be accessed on the SEC’s website at www.sec.gov. Copies of reports, statements and other information that the Company files with Canadian securities regulatory authorities are available electronically on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

ENFORCEABILITY OF CIVIL LIABILITIES

The Company exists under the laws of the Province of Ontario, Canada, and all or substantially all of its executive offices, administrative activities and assets are located outside the United States. In addition, all of the directors and officers of the Company are residents of jurisdictions other than the United States and all or substantially all of the assets of those persons are or may be located outside the United States.

As a result, investors who reside in the United States may have difficulty serving legal process in the United States upon the Company or its directors or officers, as applicable, or enforcing judgments obtained in United States courts against any of them or the assets of any of them located outside the United States, or enforcing against them in the appropriate Canadian court judgments obtained in United States courts, including, but not limited to, judgments predicated upon the civil liability provisions of the federal securities laws of the United States, or bringing an original action in the appropriate Canadian courts to enforce liabilities against the Company or any of its directors or officers, as applicable, based upon United States federal securities laws.

In the United States, the Company has filed with the SEC, concurrently with HEXO’s registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under such Form F-X, the Company has appointed C T Corporation System, 1015 15th Street N.W., Suite 1000, Washington, D.C. 20005, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against the Company in a U.S. court arising out of or related to or concerning the offering of the Securities under the registration statement.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with the securities commissions or similar regulatory authorities in Canada. The following documents, each of which has been filed by the Company with the securities regulatory authorities in each of the provinces and territories of Canada and is available on SEDAR at www.sedar.com, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)	the annual information form (the “AIF”) of the Company dated October 29, 2020 for the fiscal year ended July 31, 2020;

(b)

the Company’s audited consolidated financial statements for the years ended July 31, 2020 and 2019, together with the reports of the independent registered public accounting firm and independent auditors thereon and the notes thereto;

(c)	the Company’s management’s discussion and analysis for the year ended July 31, 2020;

(d)	the Company’s unaudited condensed interim consolidated financial statements for the three and six months ended January 31, 2021 and 2020 and the notes thereto;

(e)	the Company’s management’s discussion and analysis for the three and six months ended January 31, 2021;

(f)

the management information circular of the Company dated October 28, 2020 in connection with the annual and special meeting of shareholders of the Company held on December 11, 2020, as amended on December 7, 2020;

(g)

the material change report of the Company dated December 23, 2020 in respect of the consolidation of its issued and outstanding Common Shares on the basis of four (4) old Common Shares for one (1) new Common Share;

(h)

the material change report of the Company dated February 26, 2021 in respect of its entering into a definitive arrangement agreement with Zenabis Global Inc. to acquire all of the issued and outstanding common shares of Zenabis Global Inc. in an all-share transaction pursuant to a plan of arrangement; and

(i)

the material change report of the Company dated May 11, 2021 in respect of its establishment of an at-the-market equity program that allows the Company to issue and sell up to C$150,000,000 (or its U.S. dollar equivalent) of Common Shares

Any documents of the type referred to in paragraphs (a)-(i) above or similar material and any documents required to be incorporated by reference herein pursuant to National Instrument 44-101 – Short Form Prospectus Distributions of the Canadian Securities Administrators, including any annual information form, all material change reports (excluding confidential reports, if any), all annual and interim financial statements and management’s discussion and analysis relating thereto, or information circular or amendments thereto, if filed by the Company with any securities commission or similar regulatory authority in Canada after the date of this Prospectus and before the expiry of this Prospectus, are deemed to be incorporated by reference in this Prospectus.

Upon a new annual information form and annual consolidated financial statements being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities in Canada during the period that this Prospectus is effective, the previous annual information form, the previous annual consolidated financial statements and all interim consolidated financial statements and in each case the accompanying management’s discussion and analysis, and material change reports, filed prior to the commencement of the financial year of the Company in which the new annual information form is filed shall be deemed to no longer be incorporated into this Prospectus for purpose of future offers and sales of Securities under this Prospectus, and shall be superseded by the new applicable filings. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, all interim consolidated financial statements and the accompanying management’s discussion and analysis filed prior to such new interim consolidated financial statements and management’s discussion and analysis shall be deemed to no longer be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus, and shall be superseded by the new applicable filings. In addition, upon a new management information circular for an annual meeting of shareholders being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, the previous management information circular filed in respect of the prior annual meeting of shareholders shall no longer be deemed to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus, and shall be superseded by the new filing.

Any similar document filed by the Company with, or furnished by the Company to, the SEC pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act after the date of this Prospectus shall be deemed to be incorporated by reference in this Prospectus and filed as exhibits to the registration statement of which this Prospectus forms a part (in the case of any Report on Form 6-K, if and to the extent expressly provided in such report).

A Prospectus Supplement containing the specific terms of any offering of the Securities will be delivered to purchasers of the Securities together with this Prospectus and will be deemed to be incorporated by reference in this Prospectus as of the date of the Prospectus Supplement and only for the purposes of the offering of the Securities to which that Prospectus Supplement pertains.

In addition, certain marketing materials (as that term is defined in applicable Canadian securities legislation) may be used in connection with a distribution of Securities under this Prospectus and the applicable Prospectus Supplement(s). Any “template version” of “marketing materials” (as those terms are defined in applicable Canadian securities legislation) pertaining to a distribution of Securities, and filed by the Company after the date of the Prospectus Supplement for the distribution and before termination of the distribution of such Securities, will be deemed to be incorporated by reference in that Prospectus Supplement for the purposes of the distribution of Securities to which the Prospectus Supplement pertains.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, in any Prospectus Supplement hereto or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document or statement that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made.

Neither the Company nor any Selling Securityholder has provided or otherwise authorized any other person to provide investors with information other than as contained or incorporated by reference in this Prospectus or any Prospectus Supplement. If an investor is provided with different or inconsistent information, such investor should not rely on it.

DESCRIPTION OF THE BUSINESS

The following is a summary of information about HEXO and does not contain all the information about HEXO that may be important to prospective investors. Prospective investors should read the more detailed information including, but not limited to, the AIF, financial statements and management’s discussion and analysis, that are incorporated by reference into and are considered to be a part of this Prospectus. See “Documents Incorporated by Reference”.

HEXO is in the business of producing, marketing and selling cannabis through its wholly-owned subsidiary, HEXO Operations Inc., which is a licensed producer under the Cannabis Regulations, from its facilities in Ontario and Québec, and is a leading branded cannabis producer and product innovator.

HEXO’s near-term strategy is to be a vertically integrated consumer packaged goods (“CPG”) company in the emerging legal adult-use and previously existing medical cannabis markets across Canada, with the intention to expand internationally where regulations allow. HEXO’s primary business is to cultivate, process, package and distribute cannabis in order to serve these markets, which it currently does through (i) its 143-acre campus in Gatineau, Québec, which features 1,292,000 sq. ft. of greenhouse cultivation space and 10,000 sq. ft. of advanced automated manufacturing space, and (ii) its processing, manufacturing and distribution centre in Belleville, Ontario, which features 932,190 sq. ft. of commercial space and serves as the Company’s main production facility for processing, extraction and packaging and the manufacture of cannabis derivative products.

The Company serves the legalized Canadian adult-use market through its HEXO, HEXO Plus, Up and Original Stash brands and the medical market through its HEXO brand. While the Company will continue to focus on branded cannabis products, it expects to develop its “Powered by HEXO®” strategy of introducing cannabinoids into consumer packaged goods, such as edibles, through partnerships with established CPG companies in Canada, the United States and globally.

HEXO’s overall strategy is to establish a top global cannabis company with a leading market share in Canada through having strong standards of operational excellence, execution at scale, growing low-cost, high-quality cannabis, building targeted brands for all types of cannabis consumer segments and by partnering with large, established CPG companies to introduce Powered by HEXO® products across their existing manufacturing and distribution infrastructure. HEXO is focused on building long-term sustainable shareholder value through consistent and profitable sales growth, careful management of selling, general and administrative expenses and maintaining a relatively low depreciable asset base and debt to equity ratio. The strategy is built upon three pillars: operational scalability, innovative products and brand leadership. In striving to achieve operational excellence, the Company’s immediate focus remains on effective demand planning and production. The Company is continuously looking to implement more effective techniques to streamline operations, lower production costs, drive meaningful improvements in yields and improve inventory velocity; all as a part of the Company’s renewed focus on profitability. The Company’s innovation department is actively working towards developing modern, cutting edge cannabis products for the Canadian cannabis derivatives market. The Company plans to invest in even better, science-backed cannabis experiences and platform technology, as it continues to develop advanced ingredients formulations for use with its partners. The Company will continue to use its dominant position in Québec to strengthen distribution across the country with the Company’s brands HEXO, HEXO Plus, Up, Original Stash and Bake Sale.

HEXO is centralizing its intellectual property and branding it “Powered by HEXO®” with the intention to partner with companies in different facets of the CPG market, enabling them to participate in the cannabis market beginning in Canada and subsequently around the world. Fundamentally, HEXO brings its brand value, cannabinoid isolation and delivery technology, licensed infrastructure and regulatory expertise to established companies, and in turn, HEXO plans to leverage the international distribution, base products and deep understanding of consumer markets of these partners.

Among its other activities, HEXO has entered into the Truss Limited Partnership joint venture with Molson Coors Canada to develop non-alcoholic, cannabis-infused beverages for the adult-use Canadian market. Truss Limited Partnership operates out of the Company’s Belleville, Ontario facility. HEXO has also established the Keystone Isolation Technologies Inc. (“KIT”) joint venture with Chroma Global Technologies Inc. to develop extraction, refining and isolation technologies for cannabinoids found in both cannabis and hemp that is intended to enable HEXO to bring quality extracts to its partners. Through KIT, HEXO anticipates developing scalable capacity, potency and purity for distillates and isolates that will result in a consistent supply of CBD and THC for the Canadian and global market.

Following the passage of the U.S. Agricultural Improvement Act of 2018 (the “2018 Farm Bill”), the Company is actively working on expansion plans in the United States where and as permitted by applicable U.S. federal and state laws, including U.S. Food and Drug Administration requirements, to take advantage of opportunities in hemp-derived CBD products and markets. Through its wholly-owned subsidiary HEXO USA Inc., HEXO has entered into the Truss CBD USA joint venture with Molson Coors Beverage Company to develop non-alcoholic, hemp-derived CBD beverages in the State of Colorado. Truss CBD USA launched Veryvell™, a new line of non-alcoholic, sparkling hemp-derived CBD beverages, exclusively available in the State of Colorado, in January 2021. Veryvell™ is produced and distributed within Colorado state lines following the state’s established regulatory framework for hemp-derived CBD in food and beverages and is exclusively distributed by Coors Distributing Company.

HEXO has also established the Keystone Isolation Technologies USA LLC (“KIT USA”) joint venture with Chroma Global Technologies Inc. to leverage the technology developed by KIT for its U.S. expansion plans. KIT USA will allow for in state, HEXO controlled cannabis extraction activity to support the manufacturing of CBD beverages and future products in the U.S. In addition to its Truss CBD USA joint venture with Molson Coors Beverage Company in the State of Colorado, the Company is aiming to enter select U.S. states and to offer its “Powered by HEXO®” products to U.S. CBD markets via KIT USA and future partners, to the extent that such activities fully comply with applicable laws. The Company has recently appointed a general manager for its U.S. operations who is based in the U.S. and will be responsible for all implementation aspects of U.S. operations, starting in the State of Colorado, including stand up and commissioning of production facilities, overseeing operations, supply chain and logistics, and building the Company’s U.S. team. The Company is currently seeking to acquire a facility in Colorado to use for its U.S. expansion plans, and that would be used by KIT USA in particular. The Company anticipates the acquisition costs and subsequent capital expenditures for retrofitting and improvement of this facility would cost approximately US$6.0 million and between US$16.5 million and US$49.5 million respectively. The Company contemplates funding any acquisition costs through existing cash resources while capital expenditures for subsequent retrofitting and improvement would occur in stages over time and be funded through future financing activities.

HEXO only conducts business outside of Canada in jurisdictions where such activities are legally permissible in accordance with the laws of the applicable jurisdictions and the rules and policies of the TSX and the NYSE.

The Company is selectively seeking strategic acquisitions and commercial partnerships and is in various stages of negotiations and due diligence in respect of certain potential acquisition and joint venture, investment or other commercial partnership opportunities, including advanced stage negotiations and due diligence in respect of one possible acquisition. There can be no assurance that any of these negotiations will result in acquisitions or joint ventures, investments or other commercial partnerships or, if they do, what the final terms or timing of such acquisitions or joint ventures, investments or other commercial partnerships would be. The Company expects to continue current negotiations and discussions and actively pursue other acquisition and joint venture, investment and other commercial partnership opportunities.

HEXO expects to require significant additional financing for its continued development, growth and currently contemplated or future business objectives and expansion plans, including additional anticipated contributions to its Truss Limited Partnership, Truss CBD USA, KIT and KIT USA joint ventures, contemplated U.S. expansion initiatives, potential additional expansion and improvements at its Belleville, Ontario production facility, and possible repayment of certain debts of Zenabis (as defined below) following the completion of the Zenabis Acquisition (as defined below).

Recent Developments

Changes to Board of Directors and Management Team

On November 9, 2020, HEXO announced that Trent MacDonald’s security clearance request under the Cannabis Act had been granted by Health Canada, and consequently that he was moving from his acting role of Chief Financial Officer to the permanent role of Chief Financial Officer.

On January 14, 2021, Rose Marie Gage was appointed to HEXO’s Board of Directors.

On February 8, 2021, Charles Bowman was appointed General Manager of HEXO’s U.S. operations. Mr. Bowman is based in the U.S. and will be responsible for all implementation aspects of HEXO’s U.S. operations, starting in the State of Colorado, including stand up and commissioning of production facilities, overseeing operations, supply chain and logistics, and building the Company’s U.S. team.

Share Consolidation

On December 17, 2020, the Company completed a consolidation of all of its issued and outstanding Common Shares on the basis of four (4) old Common Shares for one (1) new Common Share (the “Share Consolidation”). As a result of the Share Consolidation, the Company’s issued and outstanding Common Shares were reduced from 488,650,748 to approximately 122,162,687 (disregarding the treatment of any resulting fractional shares). In addition, the exercise or conversion price and the number of Common Shares issuable under the Company’s outstanding common share purchase warrants, convertible debentures, stock options and other securities exercisable for or convertible into Common Shares were proportionately adjusted to reflect the Share Consolidation in accordance with the respective terms thereof.

The purpose of the Share Consolidation was to increase the trading price of the Common Shares and regain compliance with the NYSE’s US$1.00 minimum share price continued listing standard (the “NYSE Price Listing Standard”). HEXO had received notification from the NYSE on April 7, 2020 that it was no longer in compliance with the NYSE Price Listing Standard as a result of the average closing price of the Common Shares on the NYSE falling below US$1.00 for a consecutive 30 trading-day period. On January 4, 2021, HEXO received notification from NYSE that it has regained compliance post-Share Consolidation.

Truss CBD USA Product Launch

On January 13, 2021, HEXO announced that Truss CBD USA, a joint venture between HEXO and Molson Coors Beverage Company, had launched Veryvell™, a new line of non-alcoholic, sparkling hemp-derived CBD beverages, exclusively available in the State of Colorado. Veryvell™ is produced and distributed within Colorado state lines following the state’s established regulatory framework for hemp-derived CBD in food and beverages and is exclusively distributed by Coors Distributing Company. Truss CBD USA is distinct from Truss Beverages, the joint venture between Molson Coors Beverage Company and HEXO in Canada that focuses on non-alcoholic, cannabis-infused beverages.

International Trademark Registration

On January 21, 2021, HEXO announced that following a two-year process, its trademark “Powered by HEXO®” was registered by the European Union Intellectual Property Office.

Acquisition of Zenabis Global Inc.

On February 16, 2021, HEXO entered into a definitive arrangement agreement (the “Zenabis Arrangement Agreement”) with Zenabis Global Inc. (“Zenabis”), under which HEXO will acquire all of Zenabis’ issued and outstanding common shares in an all-share transaction valued at approximately $235 million by way of court-approved plan of arrangement under the Business Corporations Act (British Columbia) (the “Zenabis Acquisition”). Under the terms of the Zenabis Arrangement Agreement, Zenabis shareholders will receive 0.01772 of a Common Share in exchange for each Zenabis common share held (the “Exchange Ratio”). Common share purchase warrants, incentive securities and convertible debt securities of Zenabis will be adjusted in accordance with their terms to ultimately become exercisable to receive Common Shares based on the Exchange Ratio. The Zenabis Arrangement Agreement has been filed under the SEDAR profiles of HEXO and Zenabis on the SEDAR website at www.sedar.com.

Zenabis is a significant Canadian licensed cultivator of medical and recreational cannabis, which is a publicly listed company with its common shares listed for trading on the TSX. Zenabis employs staff coast-to-coast, across facilities in Atholville, New Brunswick; Langley, British Columbia; and Stellarton, Nova Scotia. Zenabis currently has 111,200 kg of licensed cannabis cultivation space across three licensed facilities in Canada, together with its cannabis import, export and processing joint venture, ZenPharm, operating from Birżebbuġa, Malta.

The Zenabis Arrangement Agreement includes customary provisions, including non-solicitation provisions, subject to the right of Zenabis to accept a superior proposal in certain circumstances, with HEXO having a period of five business days to exercise a right to match any such superior proposal for Zenabis. The Zenabis Arrangement Agreement also provides for a termination fee of $6.0 million payable by Zenabis to HEXO if the Zenabis Acquisition is terminated in certain specified circumstances, as well as reciprocal expense reimbursement fees if the Zenabis Acquisition is terminated by either party in certain other specified circumstances.

Further information regarding the Zenabis Acquisition is included in the information circular that Zenabis prepared, filed and mailed to its shareholders in connection with its special meeting of shareholders held on May 13, 2021 to consider and seek shareholder approval for the transaction. Shareholders of Zenabis approved the Zenabis Acquisition at the meeting. Zenabis subsequently obtained a final court order from the Supreme Court of British Columbia approving the Zenabis Acquisition on May 18, 2021. The Zenabis Acquisition is expected to be completed on or about June 1, 2021, subject to the satisfaction or waiver of all applicable conditions precedent.

Upon completion of the Zenabis Acquisition, existing HEXO and Zenabis shareholders would respectively own approximately 88% and 12% of HEXO on a pro forma fully-diluted basis (as of the date of the Zenabis Arrangement Agreement). In addition, HEXO has undertaken in the Arrangement Agreement, within 90 days of closing of the Zenabis Acquisition, to increase the size of its Board of Directors by one director and cause one of the current directors of Zenabis, selected by HEXO, to be appointed to the Board of Directors in accordance with HEXO’s constating documents.

Contemporaneously with the signature of the Zenabis Arrangement Agreement, Zenabis entered into an agreement with HEXO for the issuance of an unsecured convertible debenture to HEXO in the principal amount of $19.5 million, evidencing both a cash advance extended by HEXO to Zenabis at the end of 2020 as well as a further advance extended to Zenabis contemporaneously with the announcement of the Zenabis Acquisition for the purpose of allowing Zenabis to pay a settlement for a dispute between Zenabis and one of its customers. The unsecured convertible debenture bears interest at a rate of 8% per annum and matures on February 15, 2023. The debenture is convertible, in whole or in part, at any time after the earlier of the termination of the Zenabis Arrangement Agreement and the then applicable “Outside Date” thereunder, at the option of HEXO, into common shares of Zenabis at a conversion price equal to the 5-day VWAP of the common shares on TSX for the five trading days prior to the date of conversion. Zenabis has the right to prepay the debenture, at its option and without penalty or premium, at any time after the earlier of the termination of the Arrangement Agreement and the then applicable “Outside Date” thereunder, subject to HEXO’s right to elect to convert the debenture into Zenabis common shares prior to the prepayment. A change of control of Zenabis, other than the Zenabis Acquisition with HEXO, shall result in the mandatory conversion of the debenture into common shares of Zenabis at a conversion price equal to the 5-day VWAP where the last day of the 5-day VWAP of the common shares on TSX shall be the trading day immediately preceding the trading day on which the first of any such change of control transactions is initially publicly announced whether by Zenabis or by the person proposing, intending or agreeing to effect the change of control transaction. The unsecured convertible debenture also contains a provision that prevents HEXO from acquiring, at any given time as a result of and upon conversion of the debenture (other than in respect of a mandatory conversion in the context of a change of control transaction), more than 9.9% of Zenabis’ common shares. The listing of the Zenabis common shares issuable pursuant to the conversion of the debenture is subject to the acceptance by the TSX.

The Zenabis Acquisition is not considered a significant probable acquisition under the significance tests set out in Part 8 of NI 51-102.

In connection with the Zenabis Acquisition, the Company expects to incur transaction and integration costs on a post-closing consolidated basis of approximately $15.0 million, including change of control payments and legal and other professional, consulting and finder fees. The Company also anticipates repaying certain debts of Zenabis post-closing. Plans for the debt repayments are not yet finalized but are anticipated to involve the repayment of debts in a total amount ranging from approximately $13.7 million to $125.0 million. The Company expects to fund these transaction and integration costs and repayment of certain amounts of the debts through existing cash resources. Additional debt repayments will depend on HEXO’s integration plans for Zenabis and the availability of funds from future financing activities.

Repayment of Credit Facility

On April 30, 2021, the Company repaid the total outstanding balance on its credit facility established with certain Canadian Schedule 1 chartered banks in February 2019, together with accrued interest and associated fees, in the amount of approximately $28.9 million. The Company may obtain additional debt financing in the future.

At-the-Market Equity Program

On May 11, 2021, the Company established an at-the-market equity program (the “ATM Program”) that allows the Company to issue and sell up to $150,000,000 (or its U.S. dollar equivalent) of Common Shares from treasury to the public, from time to time, at the Company’s discretion. All Common Shares sold under the ATM Program will be made through “at-the-market distributions” as defined in National Instrument 44-102—Shelf Distributions, including sales made through the TSX, the NYSE, or any other recognized marketplace on which the Common Shares are listed, quoted or otherwise traded in Canada and the United States. Distributions of the Common Shares under the ATM Program will be made pursuant to the terms of an equity distribution agreement dated May 11, 2021 (the “Distribution Agreement”) entered into among the Company, A.G.P./Alliance Global Partners and BMO Capital Markets Corp., as U.S. agents, and BMO Nesbitt Burns Inc., as Canadian agent (collectively, the “Agents”).

The volume and timing of distributions under the ATM Program, if any, will be determined in the Company’s sole discretion. The Common Shares will be distributed at the market prices prevailing at the time of each sale and, as a result, prices may vary as between purchasers and during the period of the ATM Program. The ATM Program will be effective until the earlier of the issuance and sale of all of the Common Shares issuable pursuant to the ATM Program and June 10, 2023, unless terminated prior to such date by the Company or the Agents in accordance with the terms of the Distribution Agreement.

The Company expects to use the net proceeds from the ATM Program for general corporate purposes, which may include: (i) costs associated with the Company’s U.S. expansion plans including the contemplated acquisition of a facility in the State of Colorado and its subsequent retrofitting and improvement; (ii) capital expenditures, including potential capital expenditures to make additional improvements to the production lines at the Company’s Belleville, Ontario facility; (iii) potential future acquisitions; (iv) working capital, including replenishing existing cash resources and working capital which will be used to fund certain transaction and integration costs and minimum debt repayments related to the Company’s proposed acquisition of Zenabis; and (v) repayment of additional debts owed by Zenabis following the completion of the Zenabis Acquisition.

The offering of Common Shares under the ATM Program is qualified by a prospectus supplement dated May 11, 2021 (the “ATM Prospectus Supplement”) to the Company’s Canadian short form base shelf prospectus dated May 7, 2021 (the “Equity Base Shelf Prospectus”), each filed with the securities commissions in each of the provinces and territories of Canada, and a prospectus supplement dated May 11, 2021 (the “U.S. ATM Prospectus Supplement”) to the Company’s U.S. base shelf prospectus (the “U.S. Equity Base Prospectus”) included in its registration statement on Form F-10 (the “Equity Registration Statement”) (File No. 333-255264) filed with the SEC on May 10, 2021. The Distribution Agreement, the ATM Prospectus Supplement and the Equity Base Shelf Prospectus are available on SEDAR at www.sedar.com, and the Distribution Agreement, U.S. ATM Prospectus Supplement, the U.S. Equity Base Prospectus and the Equity Registration Statement are available on the SEC’s website at www.sec.gov.

Acquisition of 48North Cannabis Corp.

On May 17, 2021, HEXO entered into a definitive arrangement agreement (the “48North Arrangement Agreement”) with 48North Cannabis Corp. (“48North”), under which HEXO will acquire all of 48North’s issued and outstanding common shares in an all-share transaction valued at approximately $50 million by way of court-approved plan of arrangement under the Canada Business Corporations Act (the “48North Acquisition”). Under the terms of the 48North Arrangement Agreement, 48North shareholders will receive 0.02366 of a Common Share in exchange for each 48North common share held (the “48North Exchange Ratio”). Common share purchase warrants and incentive securities of 48North will be adjusted in accordance with their terms to ultimately become exercisable to receive Common Shares based on the 48North Exchange Ratio. The 48North Arrangement Agreement will be filed under the SEDAR profiles of HEXO and 48North on the SEDAR website at www.sedar.com.

The 48North Acquisition needs to be approved by at least 66 2/3% of the votes cast by the shareholders of 48North present at a special meeting of 48North shareholders to be called by 48North to seek approval for the plan of arrangement to effect the 48North Acquisition. HEXO has entered into voting and support agreements with 48North’s directors and officers with respect to all 48North shares owned by them as well as voting and support agreements with certain other shareholders covering all of those shareholders’ common shares of 48North. As a result, in total approximately 25.9% of 48North’s issued and outstanding common shares are subject to signed voting and support agreements with commitments to support and vote in favour of the 48North Acquisition.

The 48North Arrangement Agreement includes customary provisions, including non-solicitation provisions, subject to the right of 48North to accept a superior proposal in certain circumstances, with HEXO having a period of five business days to exercise a right to match any such superior proposal for 48North. The

Arrangement Agreement also provides for a termination fee of $2.0 million payable by 48North to HEXO if the 48North Acquisition is terminated in certain specified circumstances, as well as reciprocal expense reimbursement fees if the 48North Acquisition is terminated by either party in certain other specified circumstances.

In addition to the approval by 48North’s shareholders, the 48North Acquisition is subject to the receipt of certain regulatory, court and stock exchange approvals and the satisfaction of customary conditions precedent in transactions of this nature, as well as certain other specified conditions precedent set out in the Arrangement Agreement.

The 48North Acquisition also contemplates HEXO providing 48North with a $5 million subordinated secured bridge loan with a 6-month term within 30 days following signing of the 48North Arrangement Agreement to fund 48North’s short term working capital requirements.

Further information regarding the 48North Acquisition will be included in the information circular that 48North will prepare, file and mail to its shareholders in connection with its special meeting to be held to consider and seek shareholder approval for the transaction.

The 48North Acquisition is not considered a significant probable acquisition under the significance tests set out in Part 8 of NI 51-102 as of the date of this Prospectus Supplement.

SHARE STRUCTURE

The authorized capital of the Company consists of an unlimited number of Common Shares and an unlimited number of special shares issuable in series. As of the date of this Prospectus, there are 128,795,580 Common Shares issued and outstanding.

The holders of the Common Shares are entitled to one vote per share at all meetings of the shareholders of the Company either in person or by proxy. The holders of Common Shares are also entitled to dividends, if and when declared by the directors of the Company and the distribution of the residual assets of the Company in the event of a liquidation, dissolution or winding up of the Company. The Common Shares rank equally as to all benefits which might accrue to the holders thereof, including the right to receive dividends, voting powers, and participation in assets and in all other respects, on liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other disposition of the assets of the Company among its shareholders for the purpose of winding up its affairs after the Company has paid out its liabilities. The Common Shares are not subject to call or assessment rights or any pre-emptive or conversion rights. There are no provisions for redemption, purchase for cancellation, surrender or purchase of funds.

CONSOLIDATED CAPITALIZATION

There have been no material changes to the Company’s share and loan capitalization on a consolidated basis since January 31, 2021, the date of the Company’s most recent financial statements, except the following:

(a)	subsequent to January 31, 2021, a total of 60,313 Common Shares were issued pursuant to the exercise of stock options for gross proceeds of $193,673;

(b)

subsequent to January 31, 2021, a total of 356,918 Common Shares were issued pursuant to the exercise of common share purchase warrants for gross proceeds of $Nil (these warrants were exercised in accordance with a cashless exercise feature); and

(c)	subsequent to January 31, 2021, a total of 6,098,826 Common Shares were issued pursuant to sales under the ATM Program for gross proceeds of $14,964,294 and US$24,852,213.

The applicable Prospectus Supplement will describe any material change, and the effect of such material change, on the share and loan capitalization of the Company that will result from the issuance of Securities pursuant to such Prospectus Supplement.

USE OF PROCEEDS

The use of proceeds from the sale of Securities will be described in the applicable Prospectus Supplement relating to a specific offering and sale of Securities. Among other potential uses, the Company may use the net proceeds from the sale of Securities for general corporate purposes, including funding ongoing operations and/or working capital requirements, to repay indebtedness outstanding from time to time, expansion plans in the United States, capital projects and potential future acquisitions, including in relation to international expansion. All expenses relating to an offering of Securities and any compensation paid to underwriting dealers or agents as the case may be, will be paid out of the proceeds from the sale of Securities, unless otherwise stated in the applicable Prospectus Supplement.

The allocation of the net proceeds of any offering will vary depending on future developments in the Company’s business operations or unforeseen events, including those listed under the “Risk Factors” section of this Prospectus and in the documents incorporated herein by reference. For example, the Company generated negative operating cash flow for the year ended July 31, 2020 and the six months ended January 31, 2021. The Company cannot guarantee that it will attain or maintain positive operating cash flow in the future. To the extent the Company has negative cash flows in future periods, certain of the proceeds of any offering may be used to fund such negative operating cash flow in these periods. Management of the Company will retain broad discretion in allocating the net proceeds of any offering of Securities under this Prospectus, as well as the timing of their expenditure, and the Company’s actual use of the net proceeds will vary depending on the availability and suitability of investment opportunities and its operating and capital needs from time to time. See “Risk Factors—Discretion in the Use of Proceeds”.

The Company may, from time to time, issue securities (including Securities) other than pursuant to this Prospectus. The Company will not receive any proceeds from any sale of Securities by a Selling Securityholder.

PLAN OF DISTRIBUTION

The Company and the Selling Securityholders may from time to time during the 25-month period that this Prospectus, including any amendments hereto, remains effective, offer for sale and issue up to an aggregate of $700,000,000 (or the equivalent in other currencies based on the applicable exchange rate at the time of the offering) in Securities hereunder.

The Company and the Selling Securityholders may offer and sell the Securities to or through underwriters or dealers purchasing as principals, and may also sell directly to one or more purchasers or through agents or pursuant to applicable statutory exemptions. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by the Company or any Selling Securityholder in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, including, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the identity of the Selling Securityholders, the initial issue price, the proceeds that the Company will receive and any other material terms of the plan of distribution. Any initial offering price and discounts, concessions or commissions allowed or re-allowed or paid to dealers may be changed from time to time.

In addition, the Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or one of its subsidiaries. The consideration for any such acquisition may consist of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities. In addition, one or more Selling Securityholders may sell Securities to or through underwriters or dealers purchasing as principals and may also sell Securities to one or more purchasers directly, through statutory exemptions, or through agents designated from time to time. See “Selling Securityholders”.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the TSX, the NYSE or other existing trading markets for the Common Shares. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.

In connection with the sale of the Securities, underwriters, dealers or agents may receive compensation from the Company, any Selling Securityholder or from other parties, including in the form of underwriters’, dealers’ or agents’ fees, commissions or concessions. Underwriters, dealers and agents that participate in the distribution of the Securities may be deemed to be underwriters for the purposes of applicable Canadian and/or U.S. securities legislation and any such compensation received by them from the Company or any Selling Securityholder and any profit on the resale of the Securities by them may be deemed to be underwriting commissions.

In connection with any offering of Securities, except as otherwise set out in a Prospectus Supplement relating to a particular offering of Securities and other than in relation to an “at-the-market” distribution, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions intended to fix, stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time.

Underwriters, dealers or agents who participate in the distribution of the Securities may be entitled, under agreements to be entered into with the Company and/or any Selling Securityholder, to indemnification by the Company and/or any Selling Securityholder against certain liabilities, including liabilities under Canadian and/or U.S. securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of Securities (other than Common Shares) will be a new issue of Securities with no established trading market. Accordingly, there is currently no market through which the Securities (other than Common Shares) may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See “Risk Factors”.

SELLING SECURITYHOLDERS

This Prospectus may also, from time to time, relate to the offering of the Securities by way of a secondary offering by certain Selling Securityholders.

The terms under which the Securities may be offered by Selling Securityholders will be described in the applicable Prospectus Supplement. The Prospectus Supplement for or including any offering of Securities by Selling Securityholders will include, without limitation, where applicable: (i) the names of the Selling Securityholders; (ii) the number and type of Securities owned, controlled or directed by each Selling Securityholder; (iii) the number of Securities being distributed for the accounts of each Selling Securityholder; (iv) the number of Securities to be owned, controlled or directed by each Selling Securityholder after the distribution and the percentage that number or amount represents out of the total number of outstanding Securities; (v) whether the Securities are owned by the Selling Securityholders, both of record and beneficially, of record only or beneficially only; (vi) if a Selling Securityholder purchased any of the Securities held by him, her or it in the 12 months preceding the date of the Prospectus Supplement, the date or dates the Selling Securityholder acquired the Securities; (vii) if a Selling Securityholder acquired the Securities held by him, her or it in the 12 months preceding the date of the Prospectus Supplement, the cost thereof to the Selling Securityholder in the aggregate and on a per security basis; and (viii) the disclosure required by Item 1.11 of Form 44-101F1—Short Form Prospectus and Selling Securityholders will file a non-issuer’s submission to jurisdiction form with the applicable Prospectus Supplement.

DESCRIPTION OF SECURITIES

The following is a brief summary of certain general terms and provisions of the Securities as at the date of this Prospectus. The summary does not purport to be complete and is indicative only. The specific terms of any Securities to be offered under this Prospectus, and the extent to which the general terms described in this Prospectus apply to such Securities, will be set forth in the applicable Prospectus Supplement. Moreover, a Prospectus Supplement relating to a particular offering of Securities may include terms pertaining to the Securities being offered thereunder that are not within the terms and parameters described in this Prospectus.

Common Shares

The following is a brief summary of the material attributes of the Common Shares. This summary does not purport to be complete. Common Shares may be sold separately or together with other Securities, as the case may be.

The holders of the Common Shares are entitled to one vote per share at all meetings of the shareholders of the Company either in person or by proxy. The holders of Common Shares are also entitled to dividends, if and when declared by the directors of the Company and the distribution of the residual assets of the Company in the event of a liquidation, dissolution or winding up of the Company. The Common Shares rank equally as to all benefits which might accrue to the holders thereof, including the right to receive dividends, voting powers, and participation in assets and in all other respects, on liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other disposition of the assets of the Company among its shareholders for the purpose of winding up its affairs after the Company has paid out its liabilities. The Common Shares are not subject to call or assessment rights or any pre-emptive or conversion rights. There are no provisions for redemption, purchase for cancellation, surrender or purchase of funds.

Warrants

The following is a brief summary of certain general terms and provisions of the Warrants that may be offered pursuant to this Prospectus. This summary does not purport to be complete. The particular terms and provisions of the Warrants as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Warrants, and the extent to which the general terms and provisions described below may apply to such Warrants will be described in the applicable Prospectus Supplement.

Warrants may be offered separately or together with other Securities, as the case may be. Each series of Warrants may be issued under a separate warrant indenture or warrant agency agreement to be entered into between the Company and one or more banks or trust companies acting as Warrant agent or may be issued as stand-alone contracts. The applicable Prospectus Supplement will include details of the Warrant agreements, if any, governing the Warrants being offered. The Warrant agent, if any, will be expected to act solely as the agent of the Company and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. A copy of any warrant indenture or any warrant agency agreement relating to an offering of Warrants will be filed by the Company with the relevant securities regulatory authorities in Canada after it has been entered into by the Company.

Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Warrants being offered thereby, which may include, without limitation, the following (where applicable):

•	the designation of the Warrants;

•	the aggregate number of Warrants offered and the offering price;

•	the designation, number and terms of the other Securities purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers;

•	the exercise price of the Warrants;

•	the dates or periods during which the Warrants are exercisable including any “early termination” provisions;

•	the designation, number and terms of any Securities with which the Warrants are issued;

•	if the Warrants are issued as a unit with another Security, the date on and after which the Warrants and the other Security will be separately transferable;

•

whether such Warrants are to be issued in registered form, “book-entry only” form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	any minimum or maximum amount of Warrants that may be exercised at any one time;

•	whether such Warrants will be listed on any securities exchange;

•	any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;

•	certain material Canadian tax consequences of owning the Warrants; and

•	any other material terms and conditions of the Warrants.

Subscription Receipts

The following is a brief summary of certain general terms and provisions of the Subscription Receipts that may be offered pursuant to this Prospectus. This summary does not purport to be complete. The particular terms and provisions of the Subscription Receipts as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Subscription Receipts, and the extent to which the general terms and provisions described below may apply to such Subscription Receipts will be described in the applicable Prospectus Supplement. Subscription Receipts may be offered separately or together with other Securities, as the case may be.

The Subscription Receipts may be issued under a subscription receipt agreement. The applicable Prospectus Supplement will include details of the subscription receipt agreement, if any, governing the Subscription Receipts being offered. The Company will file a copy of any subscription receipt agreement, if any, relating to an offering of Subscription Receipts with the relevant securities regulatory authorities in Canada after it has been entered into by the Company.

Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Subscription Receipts being offered thereby, which may include, without limitation, the following (where applicable):

•	the number of Subscription Receipts;

•	the price at which the Subscription Receipts will be offered;

•	the terms, conditions and procedures for the conversion of the Subscription Receipts into other Securities;

•	the dates or periods during which the Subscription Receipts are convertible into other Securities;

•	the designation, number and terms of the other Securities that may be exchanged upon conversion of each Subscription Receipt;

•	the designation, number and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

•

whether such Subscription Receipts are to be issued in registered form, “book-entry only” form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	terms applicable to the gross or net proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

•	certain material Canadian tax consequences of owning the Subscription Receipts; and

•	any other material terms and conditions of the Subscription Receipts.

Units

The following is a brief summary of certain general terms and provisions of the Units that may be offered pursuant to this Prospectus. This summary does not purport to be complete. The particular terms and provisions of the Units as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Units, and the extent to which the general terms and provisions described below may apply to such Units will be described in the applicable Prospectus Supplement. Units may be offered separately or together with other Securities, as the case may be.

Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Units being offered thereby, which may include, without limitation, the following (where applicable):

•	the number of Units;

•	the price at which the Units will be offered;

•	the designation, number and terms of the Securities comprising the Units;

•	whether the Units will be issued with any other Securities and, if so, the amount and terms of these Securities;

•	terms applicable to the gross or net proceeds from the sale of the Units plus any interest earned thereon;

•	the date on and after which the Securities comprising the Units will be separately transferable;

•	whether the Securities comprising the Units will be listed on any securities exchange;

•

whether such Units or the Securities comprising the Units are to be issued in registered form, “book-entry only” form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	any terms, procedures and limitations relating to the transferability, exchange or exercise of the Units;

•	certain material Canadian tax consequences of owning the Units; and

•	any other material terms and conditions of the Units.

PRIOR SALES

Information in respect of prior sales of the Common Shares or other Securities distributed under this Prospectus and for securities that are convertible or exchangeable into the Common Shares or such other Securities within the previous 12-month period will be provided, as required, in a Prospectus Supplement with respect to the issuance of the Common Shares or other Securities pursuant to such Prospectus Supplement.

TRADING PRICE AND VOLUME

The Common Shares are currently listed on the TSX and on the NYSE, in each case under the trading symbol “HEXO”. Trading price and volume of the Common Shares will be provided, as required, in each Prospectus Supplement.

DIVIDENDS

HEXO has never paid any dividends on its Common Shares. HEXO does not intend to pay any dividends on the Common Shares in the foreseeable future. In addition, HEXO is restricted from paying dividends pursuant to certain solvency tests prescribed by applicable corporate law and is currently subject to contractual restrictions on the payment of dividends if any event of default under its outstanding convertible unsecured debentures occurs. Any decision to pay dividends on the Common Shares in the future will be at the discretion of the Company’s Board of Directors and will depend on, among other things, the Company’s results of operations, current and anticipated cash requirements and surplus, financial condition, any contractual restrictions and financing agreement covenants, the solvency tests imposed by corporate law and other factors that the Board of Directors may deem relevant.

CERTAIN CANADIAN AND UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

Owning any of the Securities may subject holders to tax consequences. The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences to an initial investor who is a resident of Canada or a non-resident of Canada of acquiring, owning and disposing of any of the Securities offered thereunder. The applicable Prospectus Supplement may also describe certain United States federal income tax consequences of the acquisition, ownership and disposition of any of the Securities offered thereunder by an initial investor who is a U.S. Person (within the meaning of the U.S. Internal Revenue Code of 1986, as amended). Prospective investors should consult their own tax advisers prior to deciding to purchase any of the Securities.

RISK FACTORS

Before deciding to invest in any Securities, prospective investors of the Securities should consider carefully the risk factors and the other information contained and incorporated by reference in this Prospectus and the applicable Prospectus Supplement relating to a specific offering of Securities before purchasing the Securities, including those risks identified and discussed under the heading “Risk Factors” in the AIF, which is incorporated by reference herein. See “Documents Incorporated by Reference”.

An investment in the Securities offered hereunder is speculative and involves a high degree of risk. The risks and uncertainties described or incorporated by reference herein are not the only ones the Company may face. Additional risks and uncertainties, including those that the Company is unaware of or that are currently deemed immaterial, may also become important factors that affect the Company and its business. If any such risks actually occur, the Company’s business, financial condition and results of operations could be materially adversely affected.

Prospective investors should carefully consider the risks below and in the AIF and the other information elsewhere in this Prospectus and the applicable Prospectus Supplement and consult with their professional advisors to assess any investment in the Company.

Risks Related to the Securities

Return on Securities is not Guaranteed

There is no guarantee that the Securities will earn any positive return in the short term or long term. A holding of Securities is speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. A holding of Securities is appropriate only for holders who have the capacity to absorb a loss of some or all of their holdings.

Discretion in the Use of Proceeds

Management of the Company will have broad discretion with respect to the application of net proceeds received by the Company from the sale of Securities under this Prospectus or a future Prospectus Supplement and may spend such proceeds in ways that do not improve the Company’s results of operations or enhance the value of the Common Shares or its other securities issued and outstanding from time to time. Any failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on the Company’s business or cause the price of the securities of the Company issued and outstanding from time to time to decline.

Dilution

The Company may sell additional Common Shares or other Securities that are convertible or exchangeable into Common Shares in subsequent offerings or may issue additional Common Shares or other Securities to finance future acquisitions. The Company cannot predict the size or nature of future sales or issuances of securities or the effect, if any, that such future sales and issuances will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares or other Securities that are convertible or exchangeable into Common Shares, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices of the Common Shares. With any additional sale or issuance of Common Shares or other Securities that are convertible or exchangeable into Common Shares, investors will suffer dilution to their voting power and economic interest in the Company. Furthermore, to the extent holders of the Company’s stock options or other convertible securities convert or exercise their securities and sell the Common Shares they receive, the trading price of the Common Shares on the TSX and the NYSE may decrease due to the additional amount of Common Shares available in the market.

Volatile Market Price of the Common Shares

The market price of the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control. This volatility may affect the ability of holders of Common Shares to sell their securities at an advantageous price. Market price fluctuations in the Common Shares may be due to the Company’s operating results failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts’ estimates, adverse changes in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Company or its competitors, along with a variety of additional factors. These broad market fluctuations may adversely affect the market price of the Common Shares.

Financial markets historically at times experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Company’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the Common Shares may be materially adversely affected.

Liquidity

Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Common Shares on the trading market, and that the Company will continue to meet the listing requirements of the TSX and the NYSE or achieve listing on any other public listing exchange.

There is currently no market through which the Securities, other than the Common Shares, may be sold and, unless otherwise specified in the applicable Prospectus Supplement, none of the Warrants, Subscription Receipts or Units will be listed on any securities or stock exchange or any automated dealer quotation system. As a consequence, purchasers may not be able to resell Warrants, Subscription Receipts or Units purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of the Securities, other than the Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these securities and the extent of issuer regulation. There can be no assurance that an active trading market for the Securities, other than the Common Shares, will develop or, if developed, that any such market, including for the Common Shares, will be sustained.

Risks Related to the Company and its Business

COVID-19

The outbreak of the novel coronavirus, or COVID-19, which was declared a pandemic by the World Health Organization in March 2020, has spread across the globe and is impacting economic activity worldwide. In response to the outbreak, governmental authorities in Canada and internationally have introduced various recommendations and measures to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing. The COVID-19 pandemic and the response of governmental authorities to try to limit it have had, and continue to have, a significant impact on the private sector and individuals, including unprecedented business, employment and economic disruptions.

Since the outbreak of the pandemic, the Company has taken various steps to mitigate the impact of COVID-19, including implementing precautionary measures at its facilities to ensure the safety of its staff and product consumers. These measures include: the formation of a COVID-19 response team which is tasked to manage the Company’s information flow of COVID-19 updates, review public health and safety protocols as outlined by the appropriate governmental authorities and develop in house action plans to mitigate these risks and comply accordingly; the transfer of all functions possible to work from home; for those functions which need to remain “on site”, the implementation of precautionary measures involving social distancing, full personal protective equipment such as gloves and masks, and additional personal sanitation stations throughout our manufacturing and administrative facilities; the implementation of travel restrictions for work-related travel where deemed unnecessary; restricted visitor access to our facilities; and initiation of a “Hero Pay” program to support our cultivation and manufacturing employees who continue to work during the pandemic.

Fortunately, the Company’s operations, results and financial position have not been materially impacted by COVID-19 related issues. We have not experienced material disruptions in our labour inputs and cultivation and processing activities, there have been no indicators of material issues to our supply chain, and on the consumer side, product demand has remained stable and cannabis retail has been declared an essential service across Canada and, as such, our provincial distribution remains relatively unimpeded. While it remains uncertain as to whether COVID-19 will ultimately increase or diminish demand and sales of cannabis across Canada, we continue to work with provincial and private entities towards the goal of penetrating deeper into all markets and allow for the public to safely and reliably consume our products. We currently do not foresee any impact to supply to the market and, therefore, any impact on our cultivation, manufacturing and producing activities. However, despite these mitigation steps and the minimal impact on the Company’s business to date, the continued presence and spread of COVID-19 nationally and globally could have a material adverse impact on our business, operations, financial results, position and prospects, including through disruptions in our cultivation and processing activities, supply chains and sales channels, and a reduction in supply of, or demand for, the Company’s products.

Persistent social distancing measures and restrictions imposed by the federal, provincial and territorial governments in Canada on the movement of individuals and the distribution of cannabis in the country may adversely affect the Company’s cannabis sales. It is difficult for the Company to predict how the COVID-19 pandemic may affect the Company’s business in the future, including the effect it may have (positive or negative; long or short term) on the price of, and demand for, cannabis. It is possible that the COVID-19 pandemic could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects as well as the market for its securities and/or its ability to obtain financing. The extent to which the COVID-19 pandemic impacts the Company’s results will depend on future developments that are highly uncertain and cannot be predicted, including new information that may emerge concerning the duration of the outbreak, the severity of the virus, and the actions taken to contain its impact.

In addition, COVID-19 is impacting cannabis retail sales channels and may adversely affect the Company’s ability to successfully market and sell its products. While cannabis retail has been declared an essential service by provincial governments, with retailers continuing to operate with a mix of online and in-store sales and curbside pick-up and/or delivery services, and while licensed producers can continue production, the situation is uncertain. Moreover, sales volumes of cannabis may be adversely impacted by consumer “social distancing” behaviours. What further impact, if any, the COVID-19 pandemic may have on cannabis retail markets is unpredictable. The COVID-19 pandemic may also negatively impact service levels with Health Canada, which licences and regulates the Company’s operations. The continued spread of COVID-19 nationally and globally could also lead to a deterioration of general economic conditions including a possible national or global recession.

Due to the speed with which the COVID-19 situation is developing and the uncertainty of its magnitude, outcome and duration, it is not possible to estimate its impact on our business, operations or financial results; however, the impact could be material. The Company continues to monitor the situation and work with its stakeholders, including employees, customers and suppliers, in order to assess further possible implications to its business, supply chain and customers, and, where practicable, mitigate adverse consequences and responsibly address this global pandemic.

Reliance on Licences and Licence Renewals

HEXO’s business operations are dependent on being licensed under the Cannabis Act. All licences must be renewed annually or as otherwise provided in each licence. HEXO currently holds four licences having expiry dates ranging between December 6, 2022 and October 25, 2024. Prior to the expiry of each licence, HEXO must submit to Health Canada an application for renewal of the licence containing information prescribed by the Cannabis Act. Failure to comply with the requirements of the licences or any failure to renew all or any of the licences would have a material adverse impact on the business, financial condition, results of operations and prospects of HEXO.

HEXO believes it is complying in all material respects with the terms of its licences and it is not aware of any reason why it would not be able to renew its licences upon their expiry. However, there can be no guarantee that Health Canada will renew all or any of the licences, or that any renewals will occur in a timely fashion or on terms similar to HEXO’s existing licences or otherwise acceptable to HEXO and its business. Should Health Canada not renew HEXO’s licences, delay the renewal of the licences or renew the licences on different terms, the business, financial condition, results of operations and prospects of HEXO would be materially adversely affected.

Regulatory Risks

The adult-use and medical cannabis industries and markets are subject to a variety of laws in Canada, the United States and elsewhere.

In Canada, the Cannabis Act came into force on October 17, 2018, legalizing the sale of cannabis for adult recreational use. Prior to the Cannabis Act coming into force, only the sale of medical cannabis was legal. The Cannabis Act and regulations thereunder provides a licensing and regulatory scheme governing the production, importation, exportation, testing, packaging, labelling, delivery, transportation, sale, possession and disposal of cannabis for non-medical (i.e., adult use) use, and medical use. Further, on October 17, 2019, targeted amendments to the Cannabis Act and Cannabis Regulations came into force, adding three new authorized classes of cannabis for sale: edibles, extracts and topicals.

In the United States, despite cannabis having been legalized at the state level for medical use in many states and for adult use in a number of states, cannabis containing 0.3% or more THC continues to be categorized as a Schedule I controlled substance under the Controlled Substances Act (the “CSA”) and subject to the Controlled Substances Import and Export Act (the “CSIEA”). HEXO does not currently produce or distribute any cannabis products in the United States or accept payments from any party that does so. While HEXO is entering into the U.S. CBD market, it will only do so in full compliance with the CSA, the CSIEA and all other applicable federal and state laws. Therefore, HEXO believes that it is not and will not become subject to the CSA or CSIEA. Nonetheless, violations of any U.S. federal laws and regulations, such as the CSA and the CSIEA, could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings initiated by either the U.S. federal government or private citizens or criminal charges, including, but not limited to, disgorgement of profits, cessation of business and activities or divestiture.

The business and activities of the Company are heavily regulated in all jurisdictions where it carries on business. The Company’s operations are subject to various laws, regulations and guidelines by governmental authorities, particularly Health Canada, relating to the manufacture, marketing, management, transportation, storage, sale and disposal of cannabis, and also including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment. Laws and regulations, applied generally, grant government agencies and self-regulatory bodies broad administrative discretion over the activities of the Company, including the power to limit or restrict business activities as well as impose additional disclosure requirements on the Company’s products and services.

The Company is dependent upon regulatory approvals and licences for its ability to grow, process, package, store and sell its products. Achievement of the Company’s business objectives are contingent, in part, upon ongoing compliance with regulatory requirements implemented by these governmental authorities and obtaining all regulatory approvals, where necessary, for the production and sale of its products. The Company cannot predict the time required to secure all appropriate regulatory approvals for its products, or the extent of testing and documentation that may be required by governmental authorities. Any delays in obtaining, or failure to obtain regulatory approvals would significantly delay the development of markets and products and could have a material adverse effect on the business, financial condition, results of operations and prospects of the Company.

Further, HEXO is subject to ongoing inspections by Health Canada to monitor HEXO’s compliance with its licencing requirements. HEXO’s existing licences and any new licences that it may obtain in the future in Canada or other jurisdictions may be revoked or restricted at any time in the event that HEXO is found not to be in compliance. Should HEXO fail to comply with the applicable regulatory requirements or with conditions set out under its licences or should its licences be revoked, HEXO may not be able to continue producing or distributing cannabis in Canada. Failure to comply with the laws and regulations applicable to its operations may lead to possible sanctions including the revocation or imposition of additional conditions on licences to operate the Company’s business; the suspension or expulsion from a particular market or jurisdiction or of its key personnel; product recalls or seizures; and, the imposition of fines and censures or criminal charges.

In addition, we may be subject to enforcement proceedings resulting from a failure to comply with applicable regulatory requirements in Canada or other jurisdictions, which could result in:

•	damage awards;

•	revocation of, suspension of or imposition of additional conditions on our licences;

•	the denial of the renewal of our existing licences, authorizations or permits;

•	the denial of the approval of any applications for future licences, authorizations or permits;

•	recalls of products or product seizures;

•	the suspension or expulsion from a particular market or jurisdiction or of our key personnel;

•	the imposition of future operating restrictions on our business or operations; or

•	the imposition of civil, regulatory or criminal fines or penalties against the Company, its officers and directors and other parties.

These enforcement actions could delay or entirely prevent the Company from continuing the production, testing, marketing, sale or distribution of its products and divert management’s attention and resources away from its business operations. In addition, changes in regulations, government or judicial interpretation of regulations, or more vigorous enforcement thereof or other unanticipated events could require extensive changes to our operations, increase compliance costs or give rise to material liabilities or a revocation of our licences and other permits. Furthermore, governmental authorities may change their administration, application or enforcement procedures at any time, which may adversely impact our ongoing regulatory compliance costs. There is no assurance that we will be able to comply or continue to comply with applicable regulations.

To the extent that there are changes to the existing or the enactment of future laws and regulations that affect the sale or offering of the Company’s product or services in any way, the Company’s revenues may be adversely affected.

Regulatory Developments

The commercial adult-use and medical cannabis industry is a relatively new industry in Canada. The effect of Health Canada’s application, administration and enforcement of the regime established by it to regulate the industry on HEXO and its business in Canada, or the application, administration and enforcement of the laws of other countries by the applicable regulators in those countries, may significantly delay or impact HEXO’s ability to participate in the Canadian adult-use and medical cannabis markets or, potentially, adult-use and medical cannabis markets outside Canada, to develop, produce and sell cannabis products.

Further, Health Canada or other applicable regulatory authorities may change their application, administration or interpretation of the applicable regulations or their compliance or enforcement procedures at any time. Any such changes could require HEXO to revise its ongoing compliance procedures, requiring it to incur increased compliance costs and expend additional resources. There is no assurance that HEXO will be able to comply or continue to comply with applicable regulations.

Development of Canadian Adult-Use Recreational Market

The Cannabis Act and Cannabis Regulations came into effect on October 17, 2018 and govern the federal legalization and regulation of adult-use cannabis in Canada. The Cannabis Act sets out broad prohibitions on the promotion of cannabis. Under the Cannabis Act, subject to certain limited exceptions, it is prohibited to promote cannabis, cannabis accessories or any service related to cannabis, including: (i) by means of a testimonial or endorsement; (ii) doing so in a manner where there are reasonable grounds to believe it could be appealing to young persons; and (iii) presenting it or any of its brand elements in a manner that associates it or the brand element with or evokes a positive or negative emotion about or image of a way of life, such as one that includes glamour, recreation, excitement, vitality, risk or daring. The Cannabis Act also sets out strict requirements for packaging.

Further, on October 17, 2019, targeted amendments to the Cannabis Act and Cannabis Regulations came into force, adding three new authorized classes of cannabis for sale: edibles, extracts and topicals. The amendments introduced new regulatory controls to address sale of the new product classes, content and product specifications, packaging and licensing requirements. The effect of Health Canada’s administration, application and enforcement of this new regulatory regime on the Company is unknown and the interpretation and application of the regulations may change at any time, or their implementation may be delayed. There is no assurance that the Company will be able to comply with these new regulations.

In addition, the governments of every Canadian province and territory have enacted and implemented their respective regulatory regimes for the distribution and sale of cannabis for adult-use purposes within those jurisdictions. Various different models for distribution and sale have been implemented in each jurisdiction across Canada including government-operated retail and/or distribution models, privately operated retail and/or distribution models and hybrid approaches. These provincial or territorial legislation and regulatory regimes may change in ways that impact our ability to continue our business as currently conducted or proposed to be conducted. There is no guarantee that provincial or territorial regulatory regimes governing the distribution and sale of cannabis for adult-use purposes in each jurisdiction will remain as currently enacted or that any such legislation and regulation will create the growth opportunities that the Company currently anticipates. The federal and provincial or territorial legislation and regulatory regimes for cannabis products also include excise duties payable by licensed cannabis producers on adult-use cannabis products, in addition to goods and services tax/harmonized sales tax in certain provinces and territories. The rate of the excise duties for cannabis products varies by province and territory. Any significant increase in the rate of excise duties on cannabis products in the future could reduce consumer demands for cannabis products and adversely impact the adult-use cannabis industry and market in general. In addition, any increase in the rate of excise duties on cannabis products in the future could reduce the Company’s margins and profitability in the event that the Company could not or chose not to pass along such increases to consumers. Any of the foregoing could result in a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Cash Flow from Operations and Need for Additional Financing

The Company generated negative operating cash flow for the year ended July 31, 2020 and the six months ended January 31, 2021. The Company cannot guarantee that it will attain or maintain positive operating cash flow in the future. To the extent that the Company has negative cash flows in future periods, certain of the proceeds of any offering may need to be allocated to funding this negative cash flow in addition to the Company’s operational expenses or other activities. Moreover, HEXO may require additional financing to fund its operations to the point where it is generating positive cash flows, and continued negative cash flow may restrict HEXO’s ability to pursue its business objectives.

As at April 30, 2021, and following the Company’s repayment of the total outstanding balance on its credit facility, the Company had approximately $81.0 million in cash and approximately $240.0 million in working capital. The Company’s existing cash and working capital are expected to provide sufficient liquidity to meet necessary cash outflow requirements for at least the next twelve months. If additional liquidity is required, management plans to secure the necessary financing through the issuance of new public or private equity or debt instruments. There is no assurance that additional future funding will be available to the Company, or that it will be available on terms which are acceptable to management.

HEXO expects, however, to require significant additional financing for its continued development, growth and currently contemplated or future business objectives and expansion plans, including additional anticipated contributions to its Truss Limited Partnership, Truss CBD USA, KIT and KIT USA joint ventures, contemplated U.S. expansion initiatives, potential additional expansion and improvements at its Belleville, Ontario production facility, and possible repayment of Zenabis debts following the completion of the Zenabis Acquisition. The failure to raise such capital could result in the delay or indefinite postponement of all or any of the Company’s currently contemplated or future business objectives and expansion plans and impede its continued development and growth. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to HEXO. If additional funds are raised through issuances of equity or convertible debt securities, existing shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to those of holders of Common Shares.

In addition, from time to time, HEXO may enter into transactions to acquire assets or the shares of other companies. These transactions may be financed wholly or partially with debt, which may temporarily increase HEXO’s debt levels above industry standards. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for HEXO to obtain additional capital and to pursue business opportunities, including potential acquisitions.

Restrictions on U.S. Activities

HEXO only conducts business outside of Canada in jurisdictions where such activities are legally permissible in accordance with the laws of the applicable jurisdictions and the rules and policies of the TSX and the NYSE. Following the passage of the 2018 Farm Bill, the Company is actively working on expansion plans in the United States where and as permitted to take advantage of opportunities in hemp-derived CBD products and markets, such as the Truss CBD USA joint venture with Molson Coors Beverage Company in the State of Colorado and the establishment of KIT USA. The Company expects to use a portion of the proceeds from the Offering for these expansion plans.

The passage of the 2018 Farm Bill in December 2018 removed industrial hemp and hemp-derived products with a THC concentration of not more than 0.3% (dry weight basis) from Schedule I of the U.S. Controlled Substances Act (the “CSA”). This has the effect of legalizing the cultivation of industrial hemp for commercial purposes, including the production of CBD and other cannabinoids, except for THC, subject to regulations to be developed by the U.S. Department of Agriculture. Despite cannabis having been legalized at the state level for medical use in many states and for adult use in a number of states, cannabis containing 0.3% or more THC continues to be categorized as a Schedule I controlled substance under the CSA and subject to the U.S. Controlled Substances Import and Export Act (the “CSIEA”).

CBD is increasingly used as an ingredient in food and beverages, as an ingredient in dietary supplements and as an ingredient in cosmetics, thereby generating new investments and creating employment in the cultivation and processing of hemp and hemp-derived products. Foods and beverages, dietary supplements, pharmaceuticals, and cosmetics containing CBD are all subject to regulation under the U.S. Federal Food, Drug and Cosmetics Act (the “FDCA”). The FDA has asserted that CBD is not a lawful ingredient in foods and beverages, supplements and pharmaceuticals (unless FDA-approved). As such, in the future if it decided to commercialize products containing CBD, and although the Company would work to maintain compliance with all applicable regulatory requirements, any potential FDA enforcement action against the Company could result in a number of negative consequences, including fines, disgorgement of profits, recalls or seizures of products, or a partial or total suspension of the Company’s production or distribution of its products.

HEXO does not currently produce or distribute any cannabis products in the United States or accept payments from any party that does so. While HEXO is entering into the U.S. CBD market, it will do so in full compliance with the CSA, the CSIEA, the FCDA and all other applicable federal and state laws. Nonetheless, violations of any U.S. federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings initiated by either the U.S. federal government or private citizens or criminal charges, including, but not limited to, disgorgement of profits, cessation of business and activities or divestiture.

HEXO’s U.S. expansion plans are also subject to the rules of the TSX. On October 16, 2017, the TSX provided clarity regarding the application of Sections 306 (Minimum Listing Requirements) and 325 (Management) and Part VII (Halting of Trading, Suspension and Delisting of Securities) of the TSX Company Manual (collectively, the “TSX Requirements”) to applicants and TSX-listed issuers with business activities in the cannabis sector. In TSX Staff Notice 2017-0009, the TSX notes that issuers with ongoing business activities that violate U.S. federal law regarding cannabis are not in compliance with the TSX Requirements. These business activities may include (i) direct or indirect ownership of, or investment in, entities engaging in activities related to the cultivation, distribution or possession of cannabis in the U.S., (ii) commercial interests or arrangements with such entities, (iii) providing services or products specifically targeted to such entities, or (iv) commercial interests or arrangements with entities engaging in providing services or products to U.S. cannabis companies. The TSX reminded issuers that, among other things, should the TSX find that a listed issuer is engaging in activities contrary to the TSX Requirements, the TSX has the discretion to initiate a delisting review. Failure by the Company to comply with the requirements could have an adverse effect on its business.

HEXO does not engage in any U.S. cannabis-related activities as defined in Canadian Securities Administrators Staff Notice 51-352, and does not engage in any other activities involving cannabis or hemp with any level of THC or CBD in the United States except to the extent fully in compliance with U.S. federal law and all applicable state laws. We only conduct business in jurisdictions outside of Canada where such operations are legally permissible in accordance with all of the federal laws, and the state, provincial or similar laws, of the foreign jurisdiction, the federal, provincial and territorial laws of Canada and our regulatory obligations to the TSX. In addition, HEXO does not currently have any partnerships, joint ventures or similar arrangements with U.S.-based companies that may themselves participate in the U.S. cannabis market except in compliance with U.S. federal law and all applicable state laws.

Investment Company Act Status

The U.S. Investment Company Act of 1940, as amended (the “Investment Company Act”), prohibits a non-U.S. issuer that is an “investment company” as defined therein from making public offers or sales of securities in the United States. An issuer generally will be deemed to be an “investment company” for purposes of the Investment Company Act if it owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

While we do not currently believe we are an “investment company,” we hold assets that are investment securities, including our interests in Truss Limited Partnership and Truss CBD USA. We do not control the ability to restructure the Truss arrangement such that it is not an investment security. We also intend to enter into other joint ventures or similar arrangements, which may involve investment securities. If the value of our interests in Truss Limited Partnership and Truss CBD USA, in other joint ventures or in other investment securities relative to our total assets were to increase, we may be deemed to be an investment company. In that case, we may not be able to raise additional funds through public offers and sales of securities in the United States. We would not be able to avoid this outcome by registering as an investment company under the Investment Company Act because the Investment Company Act generally prohibits non-U.S. entities from registering and also imposes many restrictions on the capital structure, governance, and activities of registered investment companies, which we would be unable to comply with.

PFIC Status

Based upon the nature of the Company’s current business activities, the Company does not believe it was a “passive foreign investment company” (“PFIC”) for U.S. income tax purposes for its 2020 fiscal year, and does not expect to be a PFIC in its current taxation year. However, the tests for determining PFIC status are based upon the composition of the income and assets of the Company and its subsidiaries and affiliates from time to time, and it is difficult to make accurate predictions of future income and assets. Accordingly, there can be no assurance that the Company will not become a PFIC in the future. A non-U.S. corporation generally will be considered a PFIC for any taxable year if either: (i) at least 75% of its gross income is passive income; or (ii) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income (which generally includes cash). If the Company were to be classified as a PFIC for any taxation year, such characterization could result in adverse U.S. income tax consequences to certain investors in the Company in the United States.

Risks Relating to the Zenabis Acquisition

There can be no assurance that the Company will complete the Zenabis Acquisition. The completion of the Zenabis Acquisition is subject to the satisfaction of certain conditions which include, among others, the performance by Zenabis and HEXO of their respective obligations and covenants in the Arrangement Agreement.

The Zenabis Acquisition may not be completed, or may not be completed on the terms currently anticipated, as a result of a number of factors, including the failure of the parties to satisfy one or more of the conditions to closing. There can be no assurance the conditions to closing will be satisfied or waived, or that other events will not intervene to delay or result in the failure to close the Zenabis Acquisition. Delays in closing the Zenabis Acquisition or the failure to close the Zenabis Acquisition may result in the Company incurring additional costs in connection with such delay, termination of the Arrangement Agreement and/or the failure to achieve the anticipated benefits of the Zenabis Acquisition. Any delay in closing or a failure to close the Zenabis Acquisition could also have a negative impact on the Company’s business and the trading price of the Common Shares. For instance, the Company could experience negative reactions from the financial markets, which could cause a decrease in the market price of the Common Shares, particularly if the market price reflects market assumptions that the Zenabis Acquisition will be completed or completed on certain terms. There could also be negative impact on the Company’s ability to attract future acquisition opportunities.

The business and operations of Zenabis are outside HEXO’s control until completion of the Zenabis Acquisition. Although the Arrangement Agreement contains certain covenants on the part of Zenabis regarding the operation of its business prior to closing the Zenabis Acquisition, the Company will not control Zenabis until the completion of the Zenabis Acquisition, and Zenabis’ business and results of operations may be adversely affected by events that are outside of the Company’s control during the interim period.

The historic and current performance of Zenabis’ business and operations may not be indicative of its success in future periods, and the future performance of Zenabis’ business may be influenced by, among other factors, general economic conditions, unfavorable regulatory decisions, litigation, the occurrence or discovery of new liabilities and other factors beyond our and Zenabis’ control. As a result of any one or more of these factors, among others, the operations and financial performance of Zenabis may be negatively affected, which may adversely affect the future financial results of both Zenabis and the Company.

There can be no assurance that HEXO will be able to successfully integrate Zenabis with its business or otherwise realize the expected benefits of the Zenabis Acquisition. Achieving the potential benefits of the acquisition of Zenabis will depend in part on HEXO’s ability to successfully integrate the functions, operations, information technology and accounting systems and personnel of Zenabis in a timely and efficient manner, as well as on HEXO’s ability to realize the anticipated growth opportunities and synergies, efficiencies and cost savings from integrating Zenabis with its business following completion of the Zenabis Acquisition. Special risks related to the Zenabis Acquisition and integration of Zenabis exist, including possible unanticipated costs and liabilities, unanticipated weaknesses in internal controls, diversion of management’s attention and the loss of key employees or customers, as well as potential environmental liabilities in relation to one of Zenabis’ facilities which have not yet been fully investigated or determined, if at all. A variety of factors, including the risk factors set forth in this Prospectus and the documents incorporated by reference herein, may also adversely affect the likelihood of the anticipated benefits of the acquisition.

Although the completion of the Zenabis Acquisition is not currently expected to have a material impact on HEXO’s revenue or expenses in 2021, the Company has incurred, and expects to continue to incur, a number of costs associated with the completion of the Zenabis Acquisition, the integration of Zenabis into the Company’s operations and achieving the desired synergies. HEXO will incur transaction fees and costs related to formulating and implementing integration plans, including facilities and systems consolidation costs and employment-related costs. Other non-recurrent transaction costs related to the Zenabis Acquisition include, but are not limited to, fees paid to legal, financial and accounting advisors, as well as other related costs. HEXO continues to assess the magnitude of these costs, and additional unanticipated costs may be incurred in the acquisition and integration of the two companies’ businesses. In addition, even if successfully integrated, Zenabis’ business may prove costly to operate and result in unexpected expenses and inefficiencies. Although HEXO expects that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, should allow it to offset integration-related costs over time, this net benefit may not be achieved in the near term, or at all.

The completion of the Zenabis Acquisition and the integration of Zenabis into the Company’s operations could cause the attention of the Company’s management to be diverted from the day-to-day operations. These disruptions could be exacerbated by a delay in the completion of the Zenabis Acquisition and could have an adverse effect on the business, operating results or prospects of the Company regardless of whether the Zenabis Acquisition is ultimately completed.

The consideration payable by us in connection with the Zenabis Acquisition will be satisfied by the issuance of Common Shares based on the Exchange Ratio. In addition, in connection with the Zenabis Acquisition, the Company expects to incur transaction and integration costs on a post-closing consolidated basis of approximately $15.0 million, including change of control payments and legal and other professional, consulting and finder fees. The Company also anticipates repaying certain debts of Zenabis post-closing. Plans for the debt repayments are not yet finalized but are anticipated to involve the repayment of debts in a total amount ranging from approximately $13.7 million to $125.0 million. The Company expects to fund these transaction and integration costs and repayment of certain amounts of the debts through existing cash resources. Additional debt repayments will depend on HEXO’s integration plans for Zenabis and the availability of funds from future financing activities. Consequently, holders of our Common Shares will incur dilution as a result of the Zenabis Acquisition.

MATERIAL CONTRACTS

Except for material contracts entered into in the ordinary course of business, the only material contracts entered into by the Company within the most recently completed financial year and through to the date of this Prospectus, or prior thereto and that are still in effect as of the date hereof, are set forth below:

(a)

the lease dated October 30, 2018 between HEXO Operations Inc. and Belleville Complex Inc. with respect to the Company’s Belleville facility, as amended by lease amending agreements between HEXO Operations Inc. and Belleville Complex Inc. dated October 22, 2019 and May 1, 2020;

(b)

the supplemental warrant indenture dated May 24, 2019 among the Company, Newstrike Brands Ltd. (now HEXO Operations Inc.) and TSX Trust Company with respect to the common share purchase warrants issued by Newstrike Brands Ltd. under a public offering completed on June 19, 2018 and which expire on June 19, 2023;

(c)

the indenture dated December 5, 2019 between the Company and TSX Trust Company as trustee with respect to the unsecured convertible debentures issued by the Company under a private placement on December 5, 2010 and which mature on December 5, 2022, as amended by the first supplemental indenture dated May 29, 2020 between the Company and TSX Trust Company as trustee;

(d)

the warrant indenture dated April 13, 2020 between the Company and TSX Trust Company as warrant agent with respect to the common share purchase warrants of the Company issued under a public offering completed on April 13, 2020 and which expire on April 13, 2025;

(e)

the warrant indenture dated May 21, 2020 between the Company and TSX Trust Company as warrant agent with respect to the common share purchase warrants of the Company issued under a public offering completed on May 21, 2020 and which expire on May 21, 2025;

(f)

the warrant indenture dated June 5, 2020 between the Company and TSX Trust Company as warrant agent with respect to the common share purchase warrants of the Company issued under an early conversion of a portion of the Company’s unsecured convertible debentures on June 10, 2020 and June 30, 2020 and which expire on June 10, 2023 and June 30, 2023 respectively;

(g)	the Arrangement Agreement dated February 16, 2021 between the Company and Zenabis; and

(h)	the Distribution Agreement dated May 11, 2021 between the Company and the Agents in respect of the ATM Program.

Additional details with respect to the terms of these contracts are included elsewhere in this Prospectus or in the documents incorporated by reference herein. Copies of the material contracts noted above are available under the Corporation’s SEDAR profile at www.sedar.com or in the United States through EDGAR at the website of the SEC at www.sec.gov/edgar.

INTERESTS OF EXPERTS

The following persons or companies are named as having prepared or certified a report, valuation, statement or opinion in this Prospectus, either directly or in a document incorporated herein by reference, and whose profession or business gives authority to the report, valuation, statement or opinion made by the expert.

The Company’s audited consolidated financial statements as at and for the year ended July 31, 2020 were audited by PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, as set forth in their report on such financial statements. The audited consolidated financial statements have been incorporated by reference into this Prospectus in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. PricewaterhouseCoopers LLP is independent of HEXO within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario and within the meaning of the applicable rules and regulations adopted by the SEC and the PCAOB.

The Company changed its auditor to PricewaterhouseCoopers LLP on January 31, 2020, and the Company’s audited consolidated financial statements for the year ended July 31, 2019 were audited by MNP LLP, Chartered Professional Accountants, as set forth in their report on such financial statements. The audited consolidated financial statements have been incorporated by reference into this Prospectus in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. MNP LLP was independent of HEXO within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario and within the meaning of the applicable rules and regulations adopted by the SEC and the PCAOB until January 31, 2020.

LEGAL MATTERS

Unless otherwise specified in a Prospectus Supplement relating to any Securities offered, certain legal matters relating to Canadian law in connection with the offering of the Securities will be passed upon on behalf of HEXO by DLA Piper (Canada) LLP, and certain legal matters relating to United States law in connection with the offering of the Securities will be passed upon on behalf of HEXO by DLA Piper LLP (US). In addition, certain legal matters in connection with any offering of Securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents, as the case may be.

TRANSFER AGENT AND REGISTRAR

The registrar and transfer agent for the Common Shares is TSX Trust Company at its office in Toronto, Ontario. The co-transfer agent for the Common Shares in the United States is Continental Stock Transfer & Trust Company at its office in New York, New York.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents will be filed with the SEC as part of the registration statement to which this Prospectus forms a part: (i) the documents listed under “Documents Incorporated by Reference”; (ii) the consents of the Company’s auditors; and (iii)    powers of attorney from the directors and certain officers of the Company.